25

07024713

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Communications

*CURRENT ADDRESS

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35005 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/26/07

082-35005

ARIS 3-31-07

RELIANCE Communications
Anil Dhirubhai Ambani Group

Annual Report
2006-07
(Abridged)

Profile

Reliance Communications Limited is a part of the Reliance Anil Dhirubhai Ambani Group.

Reliance Communications is India's largest integrated fully converged communications service provider in the private sector with an individual, enterprise and carrier customer base of over 30 million.

Reliance Communications is one of the top two operators in the Indian wireless market, the fastest growing wireless market in the world.

Reliance Communications is one of the largest wealth creator with market capitalisation of over Rs.1,00,000 crore.

Reliance Communications has the largest capacity network in the country, the most future-ready integrated and converged network that can support even forthcoming 3G, 4G telephony and broadband services.

More than half of the world's population connects with each other on the Reliance Network.

Every third call that comes in India is carried on Reliance's Network.

Reliance Communications is the preferred network of over one million customers in USA, UK, Canada, Australia and New Zealand.

Mission: Excellence in Communication initiatives

To attain global best practices and become a world-class communication service provider – guided by its purpose to move towards greater degree of sophistication and maturity.

To work with vigour, dedication and innovation to achieve excellence in service, quality, reliability, safety and customer care as the ultimate goal.

To earn the trust and confidence of all stakeholders, exceeding their expectations and make the Company a respected household name.

To consistently achieve high growth with the highest levels of productivity.

To be a technology driven, efficient and financially sound organisation.

To contribute towards community development and nation building.

To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all, the people.

To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.

To encourage ideas, talent and value systems.

To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

This report is printed on paper manufactured with more than 75 per cent recycled fibre.

Letter to Shareowners



"Think big, think fast, think ahead. Ideas are no one's monopoly."

– Dhirubhai H. Ambani

My dear fellow shareowners,

It gives me great pleasure to share with you the highlights of our Company's performance during the 15 month period ended 31st March, 2007.

This has been a period of record operational and financial achievments for us, and enormous value creation for all our stakeholders.

Our Company made its debut on the two leading stock exchanges of India, namely, the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited on 6th March, 2006, with an opening price of over Rs. 35,000 crore (US$ 8,120.64 million).

On 2nd February, 2007, our market capitalisation touched Rs. 1,00,000 crore (US$ 23,201.86 million), making us the first Company in India to cross this milestone within the very first year of listing.

This achievement also ranked us among Asia's first five most valuable telecom companies.

I am delighted that, in this short span of time, we have created record wealth of more than Rs. 60,000 crore (US$ 13,921.11 million) for our 2 million shareholders.

Our dramatic journey over the past 15 month is not just a reflection of our inherent strength and potential as a business, but also of the resounding vote of confidence in our future from each one of you - our valued investors and shareowners. Your support has been crucial in helping us restructure our businesses, and seamlessly integrate and align the interest of all stakeholders.

Dear shareowners, India today stands at a historic juncture. We live in a time when the young are reaching higher, dreaming bigger and demanding more - eager to push the boundaries of hope and possibility.

New India shows the impatience of youth, the desire for real and rapid transformation – for world class products and services and for a quality of life that is second to none.

Our Company, which is an integral part of one of India's top three business houses, the Reliance Anil Dhirubhai Ambani Group, embodies the essential ethos of our young nation – the new resurgent India of the 21st century.

Our goal is not just to build a great company for all our stakeholders but a great future for our country – to give millions of our fellow citizens the power to shape their own destiny, the means to realize their true and diverse potential.

Performance Review

Our Company is India's largest integrated fully converged communications service provider in the private sector, with over 30 million individual, enterprise, and carrier customers in India and across the world.

Over the past year, we have demonstrated the qualities of strength, vision and clarity of purpose, which are needed to emerge as a front-ranking global telecom and IT infrastructure player.

Profitability has shown a consistent upward trend throughout the year, culminating with record performance in the three months ended 31st March, 2007, when our Company crossed the unique milestone earning of over Rs. 1,000 crore (US$ 232 million) of net profit in a single quarter – only the fifth company in the country to achieve this distinction.

The highlights of our strong financial performance on a consolidated basis for the 15 month period ended 31st March, 2007 are:

- Total Revenue of Rs. 17,440.25 crore (US$ 4,046.46 million)
- Earnings before Interest, Depreciation/Amortisation and other items of Rs. 6,692.81 crore (US$ 1,552.86 million)
- Net Profit after Tax of Rs. 3,526.43 crore (US$ 818.20 million)
- Earnings per Share of Rs. 17.56 (basic) and Rs. 16.71 (diluted)
- Total Assets of Rs. 56,525.43 crore (US$ 13,114.94 million)
- Net Worth of Rs. 22,931 crore (US$ 5,320 million) – one of India's top three companies on this crucial parameter of financial strength.

This record financial performance enabled us to recommend a maiden dividend in the very first year after listing - the first private sector telecom company in the country to do so.

Platform for Growth

Our CDMA wireless service operates across the country, while the GSM wireless service operates in 8 licensed service areas (Circles) of Eastern and Central India. Our wireless network covers over 10,000 towns and 3,00,000 villages across India, providing coverage to over 60% of the Country's population. This is the largest wireless network in India in terms of coverage and capacity. In addition to our wireless network, over 5,00,000 office, commercial, retail, and multi-dwelling residential buildings are directly connected to our 20,000 route kilometers intra-city fiber optic network. Our national inter-city long distance network is the largest next generation network in India, with over 80,000 route kilometers of ducted fibre optic cables. This domestic network is seamlessly integrated with our international network of over 65,000 route kilometers, the largest privately owned, all IP-enabled global network spanning major developed and emerging markets.

Our retail presence in the shape of 1,650 company-owned and operated *Reliance World* stores across 700 cities in India, serves as the front office interface for our customers. Our customer service is further supported by our own 6,000 seat contact centre facility.

Way Forward

There has been a structural shift in the Indian economy over the past few years. The pace of growth has accelerated to a new level (over 8 per cent per annum) and there have been major productivity gains across a range of industries and services.

The ensuing economic momentum has given rise to new and rising levels of income and prosperity. This has brought about a sea change in consumer preferences and life styles, opening up tremendous new opportunities in the telecom sector.

While India is now widely acknowledged as the world's fastest growing telecom market, it still enjoys only around 20 per cent tele-density (wireline plus wireless), with nearly 70 per cent of households unable to access any wireline service. The prospects for growth remain as robust as ever.

To ride this enormous boom and retain our strong competitive advantage, we have launched a whole new range of products and services - from feature-rich low-end handsets to aggressive and innovative tariff plans. These path-breaking initiatives will not only broaden our subscriber base but also offer our millions of customers real choice in both CDMA and GSM networks.

Our Company will receive significant support from the USO Fund for setting up and managing infrastructure sites, and for providing mobile services in specified rural and remote areas of the country, having successfully bid in a tender floated for the purpose by the Department of Telecommunications.

While we address the growing needs of our domestic customer base, we remain as committed to the cause of our global foot print, having embarked on a huge network-expansion plan through FLAG Telecom by commissioning the 12,357 route kilometers FALCON cable system that connects India and Middle Eastern countries with the FLAG Global Network.

The advent of broadband has revolutionised back office functions across the economy. As a leader in the converged telecom space, the stage is set for us to drive this process of change, and to capture the market with our unique network and IT infrastructure facilities, bundled value added services and strong project management.

Our Commitment

As a member of the Reliance Anil Dhirubhai Ambani Group, our Company draws its inspiration and ideals from the life and legacy of our legendary founder, the Late Shri Dhirubhai H. Ambani.

In line with Dhirubhai's vision, we remain committed to building Reliance Communications into a World Class Service Provider, known for its standards of quality, operational performance and efficiency and admired for its record of consistently creating value for all stakeholders.

I seek your continued support in taking our company to ever higher orbits of growth, success and innovation.

Anil D. Ambani
Chairman
31st May, 2007

Board of Directors

Shri Anil D. Ambani - Chairman
Prof. J. Ramachandran
Shri S. P. Talwar
Shri Deepak Shourie

Company Secretary & Manager

Shri Hasit Shukla

Auditors

M/s. Chaturvedi & Shah
M/s. BSR & Co.

Registered Office

Reliance Communications Limited
(Formerly, Reliance Communication Ventures Limited)
H Block, 1st Floor, Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710, India
Telephone : + 91 22 3038 6286
Facsimile : + 91 22 3037 6622
Email : RCOM.investors@relianceada.com
Website : www.reliancecommunications.co.in, www.rcovl.com

Registrar & Share Transfer Agent

Karvy Computershare Private Limited.

Hyderabad : Plot No.17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500 081
Telephone : 040 - 2342 0815 - 25
Facsimile : 040 - 2342 0859
Email : praveendmr@karvy.com
Website : www.karvy.com

Mumbai : Andheri Office
7, Andheri Industrial Estate, Off Veera Desai Road, 843/311, Andheri (West), Mumbai - 400 053.
Telephone : 022-2673 0799/2673 0843
Facsimile : 022-2673 0152

Fort Office
16/22 Bake House, Ground Floor, Near MSC Bank, Behind Rythm House, Fort, Mumbai - 400 023
Telephone : 022-6638 2666/6638 1746
Facsimile : 022-6633 1135/2204 0171

Contents

3rd Annual General Meeting will be held on Tuesday, the 17th July, 2007 at 11:00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

This Annual Report may also be accessed at www.reliancecommunications.co.in or www.rcovl.com

Notice is hereby given that the third Annual General Meeting of the Members of **Reliance Communications Limited** will be held on Tuesday, the 17th day of July 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, to transact the following business:

Ordinary Business

1. To consider and adopt the audited Balance Sheet as at 31st March, 2007, Profit and Loss Account for the fifteen months period ended on that date and the Reports of the Board of Directors and Auditors' thereon.

2. To declare dividend on equity shares.

3. To appoint Auditors and to fix their remuneration and in this regard, to consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co, Chartered Accountants, be and are hereby appointed as the Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, on such remuneration as may be fixed by the Board of Directors."

Special Business

4. To consider and, if thought fit, to pass with or without modification(s), the following Resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) Shri Anil D. Ambani, who was appointed as an Additional Director of the Company pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, not liable to retire by rotation in terms of the provisions of Article 46 of the Articles of Association of the Company."

5. To consider and, if thought fit, to pass with or without modification(s), the following Resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) Prof. J. Ramachandran, who was appointed as an Additional Director of the Company pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, liable to retirement by rotation in terms of the provisions of the Articles of Association of the Company."

6. To consider and, if thought fit, to pass with or without modifications, the following Resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) Shri S. P. Talwar, who was appointed as an Additional Director of the Company pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, liable to retirement by rotation in terms of the provisions of the Articles of Association of the Company."

7. To consider and, if thought fit, to pass with or without modification(s), the following Resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) Shri Deepak Shourie, who was appointed as an Additional Director of the Company pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, liable to retirement by rotation in terms of the provisions of the Articles of Association of the Company."

8. To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee, which the Board may constitute for this purpose), be and is hereby authorised, in accordance with Section 293(1)(d) of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and the Articles of Association of the Company, to borrow any sum or sums of money (including non fund based facilities) from time to time at their discretion,

Notice (Contd...)

for the purpose of the business of the Company, from any one or more banks, financial institutions and other persons, firms, bodies corporate, notwithstanding that the monies to be borrowed together with the monies already borrowed by the Company (apart from temporary loans obtained from the Company's Bankers in the ordinary course of business) may, at any time, exceed up to three times of the then paid-up capital of the Company and its free reserves (that is to say reserves not set apart for any specific purpose) and that the Board be and is hereby empowered and authorised to arrange or fix the terms and conditions of all such monies to be borrowed from time to time as to interest, repayment, security or otherwise as they may, in their absolute discretion, think fit."

By Order of the Board of Directors

Hasit Shukla
Company Secretary

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
30th April, 2007

Notes

1. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the meeting is annexed hereto.
2. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll, instead of himself and the proxy need not be a Member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.**
3. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representative to attend and vote at the Annual General Meeting.
4. Members/proxies should fill-in the attendance slip for attending the Metting. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID number and those who hold shares in physical form are requested to write their folio number in the attendance slip for attending the meeting to facilitate identification of membership at the meeting. Members are also requested to bring their copy of Annual Report to the Meeting.
5. In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.
6. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company on all working days except Saturday between 11.00 a.m. and 1.00 p.m. up to the date of the Annual General Meeting.
7. The Company has notified closure of Register of Members and the Share Transfer Books from Saturday, the 7th July, 2007 to Tuesday, the 17th July, 2007 (both days inclusive) for determining the names of members eligible for dividend, if approved, on equity shares for the year ended 31st March, 2007. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose. Shareholders holding shares in electronic form are hereby informed that bank particulars registered against their respective depository accounts will be used by the Company for payment of the dividend. The Company or its Registrars will not act on any request received directly from the shareholders holding shares in electronic form for any change of bank particulars or bank mandate. Such changes are to be advised only to the Depository Participant by the shareholders.
8. Shareholders holding shares in physical form are requested to advise any change of address immediately to the Company's Registrar and Share Transfer Agent, M/s. Karvy Computershare Private Limited. Shareholders holding shares in electronic form must send the advice about change in address to their respective Depository Participants and not to the Company/Registrar.
9. The Dividend on Equity Shares, if declared at the Annual General Meeting will be paid on or after 18th July, 2007.
10. Members may please note that the dividend warrant shall be payable at the designated branches of the bank for an initial period of three months only. Thereafter, the dividend warrant on revalidation is payable on at limited centers/ branches of the bank. The Members are, therefore, advised to encash dividend warrant within the initial validity period.
11. Non-resident Indian Members are requested to inform M/s. Karvy Computershare Private Limited immediately on:
    a. the change in the residential status on return to India for permanent settlement.
    b. the particulars of the bank account maintained in India with complete name, branch, account type, account number and address of the bank, if not furnished earlier.
12. Appointment of Directors: At the ensuing Annual General Meeting, Shri Anil D. Ambani, Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie seek appointment as Directors. The details pertaining to these Directors required to be provided pursuant to Clause 49 of the listing agreement are furnished in the Corporate Governance Report published elsewhere in the annual report.

Explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 to the accompanying Notice dated 30th April, 2007:

Item Nos. 4 to 7

The Board of Directors of the Company ("The Board"), at its meeting held on 7th February, 2006 had, pursuant to the provisions of Section 260 of the Companies Act, 1956 ("the Act") and Article 48 of the Articles of Association of the Company, appointed Shri Anil D. Ambani, Prof. J. Ramachandran and Shri S. P. Talwar as Additional Directors of the Company. Shri Deepak Shourie was appointed as an Additional Director by the Board at its meeting held on 30th April, 2006.

In terms of the provisions of Section 260 of the Act, Shri Anil D. Ambani, Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie will hold the Office up to the date of this Annual General Meeting.

The Company has received notice in writing from a member along with deposit of Rs. 500 proposing the candidature of Shri Anil D. Ambani, as a Director not being liable to retire by rotation. The Company has also received notices in writing from a member (along with deposits of Rs. 500 for each director) proposing the candidature of Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie for the office of Directors of the Company liable to retirement by rotation under provisions of Section 257 of the Act.

Brief resume of these Directors, nature of their expertise in specific functional areas, names of companies in which they hold directorships, number of shares held in the Company and memberships/ chairmanships of Board Committees, as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India, are provided in Report on Corporate Governance forming part of the Annual Report.

The Board accordingly recommend the ordinary resolutions set out at item Nos. 4 to 7 of the accompanying Notice for the approval of the Members.

Shri Anil D. Ambani, Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie may be deemed to be concerned or interested in the resolutions relating to their respective appointment.

Item No. 8

In terms of the provisions of Section 293(1)(d) of the Act, the Board of the Company, cannot except with the consent of the Company in general meeting, borrow moneys, apart from temporary loans obtained from the company's bankers in the ordinary course of business, in excess of aggregate of the paid up capital and its free reserves that is to say reserves not set apart for any specific purpose.

At present, the Board has powers for borrowing amount up to Rs. 10,000 crore over and above the paid-up capital and free reserve of the Company. The proposed resolution for enhancing the borrowing limit is for expansion in business operations and the future growth plans of the Company.

The Board accordingly recommend the ordinary resolution set out at item No. 8 of the accompanying Notice for the approval of the Members.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

By Order of the Board of Directors

Hasit Shukla
Company Secretary

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
30th April, 2007

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the third Annual Report and the audited accounts for the fifteen month period ended 31st March, 2007, which is the first year of the Company after its restructuring, alignment of telecom businesses and listing of equity shares.

Financial results

The current financial year of the Company was for a period of fifteen month from 1st January, 2006 to 31st March, 2007. The previous financial year was for nine month from 1st April, 2005 to 31st December, 2005. The performance of the Company for the said period is summarised below:

Particulars	Fifteen Months ended 31st March, 2007		Nine Months ended 31st December, 2005	
	(Rs. in crore)	US$ in million*	(Rs. in crore)	US$ in million*
Total income	11,761.91	2 728.98	6.47	1.50
Gross profit before depreciation, amortisation and exceptional items	4,280.87	993.24	11.59	2.69
Less: a. Depreciation and amortisation	1,836.12	426.01	2.74	0.64
b. Exceptional items and other adjustments	23.90	5.55	—	—
Profit before tax	2,420.85	561.68	8.85	2.05
Less: Provision for -				
Current tax	0.27	0.06	2.57	0.60
Fringe benefit tax	11.73	2.72	—	—
Deferred tax	—	—	0.63	0.15
Profit after tax	2,408.85	558.90	5.65	1.31
Add : Balance brought forward from previous year	5.65	1.31	—	—
Profit available for appropriation	2,414.50	560.21	5.65	1.31
Appropriations:				
Proposed dividend on equity shares	102.23	23.72	—	—
Tax on dividend	17.37	4.03	—	—
Balance carried to balance sheet	2,294.90	532.46	5.65	1.31

*Rs. 43.10 = US$ 1

Your Company registered a profit after tax of Rs. 2,408.85 crore for the period under review in its first year of listing of its equity shares.

The subscriber base of your Company was 25.24 million as on 31st March, 2007.

The Company operates pan-India across the full spectrum of wireless, wireline, national long distance, international, voice, data, video and internet based communications services under various business units organised into three strategic customer-facing business units; Wireless, Global and Broadband. These strategic business units are supported by fully integrated, state-of-the-art network operation platform and by the largest retail distribution and customer services facilities. The Company also owns through its subsidiary, a global submarine cable network infrastructure.

Dividend

Your Directors have recommended maiden dividend of Re. 0.50 (10 per cent) per Equity Share each of Rs. 5 for the financial period ended 31st March, 2007, which, if approved at the ensuing Annual General Meeting, will be paid to (i) those Equity Shareholders whose names appear in the Register of Members of the Company after giving effect to all valid share transfers in physical form lodged with the Company on or before 6th July, 2007 and (ii) to those members whose particulars as beneficial owners are furnished for this purpose, by the Depositories, viz. National Securities Depository Limited and Central Depository Services (India) Limited.

Management discussion and analysis

Management discussion and analysis of the financial condition and results of operations of the Company for the period under review as required under Clause 49 of the listing agreement with the Stock Exchanges, is given as a separate statement forming part of the Annual Report.

Change of name

During the period under review, the name of the Company was changed from Reliance Communication Ventures Limited to Reliance Communications Limited with effect from 7th June, 2006.

Alignment of capital structure

On effectuation of the demerger of inter-alia Telecommunications Undertaking of Reliance Industries Limited ("RIL") and prior to the transfer of control and management of the Company to Shri Anil D. Ambani, in terms of the Scheme of Arrangement, the Company held a minority interest in the telecommunications business of the Reliance Group by virtue of its less than 50% shareholding in the key operating companies, including Reliance Infocomm Limited, Reliance Communications Infrastructure Limited and Reliance Telecom Limited. The control of this business was however vested in the promoters who were the majority shareholders of these companies. Therefore, immediate steps were taken to ensure that the ownership structure of the telecom business was restructured in such a manner that the interests of the promoters and the public shareholders of the Company were aligned and the Company itself carried on the telecom business being the owner of all parts thereof.

Accordingly, in terms of the Scheme of Amalgamation and Arrangement ("the Scheme") Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited amalgamated with the Company and Network division of Reliance Communications Infrastructure Limited was demerged to the Company. As a result of the above, all of the assets and liabilities of the telecom business carried on by Reliance Infocomm Limited became the assets and liabilities of the Company and Reliance Infocomm Limited stood dissolved without winding-up. Consequently, the Company was required to write-off by debit to its Profit and Loss Account the book value of the investments in Reliance Infocomm Limited, being the investments received on demerger from RIL. An amount equal to the Net Book Value of the assets and investments received on demerger, including the investments in Reliance Infocomm Limited, were part of the General Reserve of the Company which arose on receipt of the net assets on the demerger. Consequently, on the write-off of the book value of the investments, an equivalent amount has been withdrawn from the said General Reserve.

These transactions were approved by the Hon'ble High Court of Judicature at Bombay forming part of the Scheme as sanctioned by the High Court and have, in accordance with the said approval, been appropriately reflected in the Profit and Loss Account of the Company.

Amalgamation and Arrangement

(a) *Scheme of arrangement with Reliance Industries Limited*

Your Company was vested with the Telecommunications Undertaking of Reliance Industries Limited ("Demerged Company") pursuant to the Scheme of Arrangement ("Demerger Scheme") under Sections 391 to 394 of the Companies Act, 1956 as approved by the Hon'ble High Court of Judicature at Bombay vide orders dated 9th December, 2005 with effect from 1st September, 2005.

The telecommunications undertaking, constituted inter-alia, investments in Reliance Infocomm Limited, Reliance Communications Infrastructure Limited and Reliance Telecom Limited.

In terms of the said Scheme, 122,31,30,422 equity shares of the Company were issued and alloted to the shareholders of the Demerged Company (except to the Specified Shareholders) in the ratio of one equity share each of Rs. 5 of the Company for every one equity share of Rs. 10 held in the Demerged Company.

The equity shares of the Company so issued were listed and admitted for trading on Bombay Stock Exchange Limited ("BSE") and National Stock Exchange of India Limited ("NSE") with effect from 6th March, 2006. The Global Depository Receipts (GDRs) of the Company were also listed on the Luxembourg Stock Exchange.

(b) *Scheme of amalgamation and arrangement involving reorganisation of group telecom business*

As stated above, the Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company, as approved by the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad, vide orders dated 21st July, 2006 and 18th July, 2006 respectively became effective on 12th September, 2006.

In terms of the said Scheme, the Company issued and allotted 82,14,84,568 equity shares of Rs. 5 each to the promoter group being the shareholders of the transferor companies. Further, as an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited Reliance Infocomm Infrastructure Private Limited, Reliable Internet Services Limited, Campion Properties Private Limited and their respective subsidiaries including subsidiaries of erstwhile Reliance Infocomm Limited became wholly owned subsidiaries of the Company.

(c) *Scheme of arrangement for transfer of Passive Infrastructure*

In terms of the Scheme of Arrangement between the Company, Reliance Telecom Limited (RTL) and Reliance Telecom Infrastructure Limited (RTIL), subsidiaries of the Company and their respective shareholders and creditors, as sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 16th March, 2007, the passive infrastructure of the Company and RTL was demerged and vested into RTIL, with effect from 10th April, 2007.

Directors' Report (Contd...)

(d) *Reorganisation of subsidiaries*

During the year, the group structure involving various subsidiaries of the Company was reorganised in terms of the various Schemes under Section 391 to 394 of the Companies Act, 1956, as sanctioned by the High Courts of applicable jurisdictions. Consequently, Synergy Infocomm Solutions Private Limited, Rajasthan Network Private Limited and Assam Network Private Limited amalgamated with Synergy Entrepreneur Solutions Private Limited (SESPL) and Reliance Next Generation Technology Private Limited amalgamated with Reliance Telecom Infrastructure Limited. Further, SESPL and Reliance Infoinvestments Limited are proposed to be amalgamated with Reliance Communications Infrastructure Limited. Reliable Internet Services Limited is proposed to be amalgamated with Reliance Telecom Limited.

Issue of foreign currency convertible bonds (FCCBs)

Pursuant to the approval accorded by the members through postal ballot on 31st March, 2006, the Company raised:

(a) US$ 500 million in March 2006, through an issue of Zero Coupon Convertible Bonds in foreign currency due in 2011. The FCCBs have a maturity period of 5 years and 1 day and are listed at Singapore Stock Exchange. The FCCBs, if fully converted into equity shares, will result in increase of capital of the Company by 4,61,57,943 equity shares. The said FCCBs are convertible by Bondholders into equity shares or Global Depository Shares (GDSs) at any time on or after 19th June, 2006 upto the close of the business on 1st May, 2011.

(b) US$ 1 billion in February 2007 through an issue of Zero Coupon Convertible Bonds in foreign currency due in 2012. The FCCBs have a maturity period of 5 years and 1 day and are listed at Singapore Stock Exchange. The FCCBs, if fully converted into equity shares; will result in increase of capital of the Company by 6,67,09,012 equity shares. The said Bonds are convertible by Bondholders into equity shares or GDSs at any time on or after 9th April, 2007 upto the close of the business on 18th February, 2012.

Subsidiary companies

Upon Scheme of Amalgamation and Arrangement, coming into effect, inter alia for merger of eight companies and de-merger of Network Division of Reliance Communications Infrastructure Limited vested with the Company, all the subsidiaries of erstwhile Reliance Infocomm Limited, Reliance Infocomm Infrastructure Private Limited, Reliable Internet Services Limited and Campion Properties Private Limited incluidng the subsidiaries of Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Flag Telecom Group Limited became the subsidiaries of the Company.

During the period under review, Paradox Studios Limited, Reliance Digital World Limited and NIS Sparta Limited ceased to be subsidiaries of the Company and Gateway Net Trading Pte. Limited, Reliance Communications (Singapore) Pte. Limited, Reliance Communications (Hongkong) Limited, Reliance Communications (New Zealand) Pte. Limited, Reliance Communication (Australia) Pty. Limited, RCOM Malaysia SDN.BHD, Synergy Enterpreneur Solutions Private Limited and Reliance Next Generation Technology Private Limited became subsidiaries of the Company.

Pursuant to the approvals granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of balance sheet, profit and loss account, reports of the board of directors and auditors of the subsidiaries have not been attached with the Balance Sheet of the Company. These documents will be made available upon request by any member of the Company interested in obtaining the same.

As directed by the Central Government, the financial data of the subsidiaries have been furnished as separate statement under 'Details of Subsidiaries' forming part of the Annual Report. Further, pursuant to Accounting Standard (AS -21) issued by the Institute of Chartered Accountants of India, consolidated financial statements presented by the Company in this Annual Report includes financial information of the subsidiaries.

Fixed deposits

The Company has not accepted any fixed deposits during the period under review.

Directors

During the period under review, Shri Gautam Doshi, Shri Sandeep Tandon and Shri L. V. Merchant ceased to be the directors of the Company.

Shri Anil D. Ambani, Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie were appointed as additional directors in terms of Section 260 of the Act. They hold office up to the date of the ensuing Annual General Meeting. The Company has received notices in writing from a member proposing the candidature of Shri Anil D. Ambani, as Director not liable to retire by rotation, Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie for the office of Directors, liable to retirement by rotation.

Brief resume of the Directors proposed to be appointed, nature of their expertise in specific functional areas and names of companies in which they hold directiorship and membership/ chairmanships of Board Committees, as stipulated under Clause 49 of the listing agreements with the Stock Exchanges in India, are provided in the Report of Corporate Governance forming part of the Annual Report.

Directors' responsibility statement

Pursuant to the requirement under Section 217(2AA) of the Act, with respect to Directors' Responsibility statement, it is hereby confirmed that:

(i) in the preparation of the accounts for fifteen month period ended 31st March, 2007, the applicable accounting standards have been followed and that there are no material departures from the same;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the fifteen month period ended 31st March, 2007 and of the profit of the Company for the period ended that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for fifteen month period ended 31st March, 2007 on a 'going concern' basis.

Consolidated financial statements

In accordance with Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, the Audited Consolidated Financial Statements are provided in the Annual Report. These statements have been prepared on the basis of financial statements received from subsidiary and associates companies, as approved by their respective boards.

Auditors

M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, Auditors of the Company, hold office upto the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointments if made, would be within the prescribed limits under Section 224 (1B) of the Companies Act, 1956 and that they are not disqualified for such appointment within the meaning of Section 226 of the Companies Act, 1956.

Auditors' Report

The notes on Accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Particulars of employees

In terms of the provisions of Section 217 (2A) of the Act, read with the Companies (Particulars of Employees) Rules, 1975, names and other particulars of employees are required to be set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the Act, the Annual Report is being sent to all the members of the Company excluding the aforesaid information. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Conservation of energy, technology absorption and foreign exchange earnings and outgo

Particulars required to be furnished under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are as under :-

(1) Part A and B pertaining to conservation of energy and technology absorption are not applicable to the Company.

(2) Total foreign exchange earnings and outgo for the financial year is as follows:

(a) Total Foreign Exchange earnings : Rs. 1,687.71 crore

(b) Total Foreign Exchange outgo : Rs. 2,236.63 crore

(c) Activities relating to exports; initiatives taken to increase export; development of new export markets for products and services; and export plans:

The Company has taken various initiatives for development of export markets for its telecom services in the countries outside India to increase its foreign exchange earnings.

Corporate governance

As per Clause 49 of the listing agreement with the Stock Exchanges, a separate section on Corporate Governance forms part of the Annual Report.

A Certificate from the Auditors of the Company confirming compliance with conditions of Corporate Governance as stipulated under the Clause 49 of the listing agreement is annexed to this Report.

Acknowledgement:

Your Directors would like to express their sincere appreciation for the co-operation and support received from Shareholders, Bankers, Department of Telecommunications, Government of India, Regulatory Bodies, Customers and other business constituents during the period under review. Your Directors also place on record their deep sense of appreciation for the commitment displayed by all employees of the Company resulting in successful performance during the period under review.

For and on behalf of the Board of Directors

Mumbai
30th April, 2007

Anil D. Ambani
Chairman

Forward looking statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operations describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities laws and regulations. Forward-looking statements are based on certain assumptions and expectations of future events. The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include cost of inter connection charges, determination of tariff and such other charges and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within and outside the country and such other factors.

The following discussions on our financial condition and results of operations should be read together with our audited consolidated financial statements and the notes to those statements included in the Annual Report. The following discussions are based on our audited consolidated financial statements for the 15 month period ended 31st March, 2007, which have been prepared in accordance with Indian GAAP, and on information available from other financial records of the Company and its subsidiaries. All references to a particular financial period / year are to the period ended 31st March, 2007, which is the first period of operations, pursuant to the vesting of Telecommunications Undertaking with the Company and Restructuring of Telecom businesses. The most significant accounting conventions and principles of consolidation used by us, and the accounting policies followed by us in the preparation of our financial statements, are extracted from our consolidated financial statements and set out in this section.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", "the Company", "Reliance", "RCOM" or "Reliance Communications" are to Reliance Communications Limited and its subsidiaries.

Overall review

We are India's largest integrated fully converged communications service provider in the private sector with an individual, enterprise and carrier customer base of over 30 million, out of which 28 million were wireless customers representing a market share of 17.4% of the Indian wireless market.

Reliance Communications Limited was incorporated on 15th July, 2004, under the Companies Act, 1956 as a private limited company in the name of Reliance Infrastructure Developers Private Limited. Subsequently, the Company changed its status to a public limited on 25th July, 2005 and changed its name to Reliance Communication Ventures Limited with effect from 3rd August, 2005. The name of the Company was again changed from Reliance Communication Ventures Limited to Reliance Communications Limited with effect from 7th June, 2006. As a result of a Scheme of arrangement with Reliance Industries Limited, the Company became the holding company of minority interests in the telecommunications companies formerly controlled by Reliance Industries Limited. The equity shares of the Company were listed on the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd. with effect from 6th March, 2006.

The Company restructured the telecom businesses by realigning the economic ownership of various businesses into the Company. Under a Scheme of Amalgamation and Arrangement which became effective from 12th September, 2006, inter alia, Reliance Infocomm Limited amalgamated with the Company and Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited, Reliance Infocomm Infrastructure Private Limited, Reliable Internet Services Limited and Campion Properties Limited became wholly owned subsidiaries of the Company, making it a fully transparent and integrated telecom operator.

In order to further enhance shareholder value, the Company has also initiated demerger and amalgamation processes among its subsidiary companies, the details of which are mentioned in the Directors' Report.

Industry Structure and Regulatory Developments

Industry structure

In March 1999, the Government announced the New Telecommunications Policy, 1999 ("NTP 1999"), which permitted Fixed Service Providers (FSP) and Cellular Mobile Telephone Service Providers (CMTS) to migrate from a fixed licence fee regime to a revenue sharing arrangement and an extension of the initial license term from 10 to 20 years. It also permitted unlimited competition in fixed line services. The Government also permitted the entry of an additional private mobile service provider in all the telecom circles.

In October 1999, the Department of Telecommunications ("DoT") was bifurcated into two departments: the DoT, which performs the role of licensor and policy maker, and the Department of Telecom Services, which was to function as the service provider. The service provider was corporatised in October 2000 as a new entity with the name Bharat Sanchar Nigam Limited (BSNL), which provides telecommunication services in the entire country except in Delhi and Mumbai, where Mahanagar Telephone Nigam Limited (MTNL) is the Government-controlled service provider. In August 2000, the Government announced the terms of the policy for liberalization of national long distance services, initiating unlimited competition in these services. Subsequently, licences were awarded by the Government to the selected bidders in mobile services.

In January 2001, based on the recommendation of Telecom Regulatory Authority of India (TRAI), the Government issued guidelines to permit fixed line service providers to provide limited mobility services using Wireless in Local Loop ("WLL") technology, within the Short Distance Charging Area (SDCA), in which the subscriber is registered. In October 2003, TRAI recommended to the Government that basic service providers providing limited mobility services using WLL technology pay a specified amount as an additional entry fee for such services.

In November 2003, an addendum to NTP 1999 was issued to include the following categories of licences for telecommunication services:

- A unified licence for telecommunication services, permitting the licensee to provide all telecommunication/telegraph services covering various geographical areas using any technology; and
- A licence for unified access (fixed line and mobile) services, or a unified access services licence ("UAS Licence"), permitting the licensee to provide basic and/or mobile services using any technology in a defined service area.

There is no limitation on the number of UAS Licences that can be granted in any circle although availability of spectrum will limit the number of service providers who propose to provide wireless services.

The Government, through Press Note 5 (2005 Series), dated 3rd November, 2005 raised the foreign direct investment limit applicable to the telecommunications sector from 49% to 74% (held directly or indirectly), subject to compliance with certain conditions. The Government of India issued Press Note 3 (2007 Series) dated 19th April, 2007 whereby Press Note 5 (2005 Series) was superseded. All telecom service providers are required to submit unconditional compliance report within 3 months from date of issue of Press Note 3 (2007 Series).

Regulatory developments

Revision in Access Deficit Charges (ADC): On 1st March, 2006, TRAI amended rules for charging ADC in the following manner:

a) Reduction in the rates of ADC per minute on International Long Distance (ILD) outgoing and incoming calls;

b) There is no ADC on per minute basis on domestic calls;

c) ADC at the rate of 1.5% was payable by all Licensees, Unified Access Service License (UASL), National Long Distance (NLD) and ILD on their Adjusted Gross Revenue (AGR). UASL / Basic Service Operators (BSOs) retain ADC as percentage of AGR of wireline subscribers.

ADC was further reduced by TRAI from 1st April, 2007 as follows:

- ADC on outgoing ILD calls was abolished;
- The rate on ILD incoming calls was reduced from Rs. 1.60 per minute to Re. 1 per minute; and
- ADC as percentage of AGR was reduced from 1.50% to 0.75% of AGR on UASL, NLD and ILD licenses.

Call forwarding: Department of Telecommunication (DoT) has allowed call forwarding within local area from 15th August, 2006.

Microwave spectrum payment on AGR basis: DoT was charging microwave spectrum payments on link basis to Code Division Multiple Access (CDMA) operators. However, from 3rd November, 2006 onwards, DoT has revised the payment mode from link basis to percentage of AGR basis.

Reduction in port charges: TRAI has issued a new regulation on port charges which are being paid to incumbents MTNL and BSNL. The new order has resulted in a reduction of 29% of port charges. The order is effective from 1st April, 2007.

Roaming charges: TRAI has reduced the roaming charges with effect from 15th February, 2007 vide its 44th amendment of Telecom Tariff Order dated 24th January, 2007. The charges have been reduced to the extent of 56%. Under the revised charges no rental can be charged for the roaming services. Outgoing call charges have been fixed at Rs. 1.40 per minute and Rs. 2.40 per minute for local and long distance calls respectively. Incoming call charges have been fixed at Rs. 1.75 per minute. This will have some impact on the revenues which the Company feels will be offset by an increase in the volume of roaming minutes.

IPLC reselling: DoT had allowed reselling of International Private Leased Circuit (IPLC) bandwidth in November 2006. TRAI made its recommendations on the terms and conditions of the reselling on 23rd March, 2007. DoT has yet to take a final decision on the issue.

Recommendation on 3G spectrum and broadband wireless access spectrum: TRAI has given its recommendations on 3G spectrum and broadband wireless access spectrum for allocation among GSM and CDMA operators in respective frequencies. The trial use of 1900 MHz -1910 MHz band for CDMA and GSM operators has commenced in parts of the country. For broadband wireless access services, TRAI has recommended licensing of WiMAX services in the 3.3 GHz band. Policy guidelines on these recommendations are awaited from DoT.

Telecom Sector Ombudsman: The service providers associations, viz. Cellular Operators Association of India (COAI) and Association of Unified Service Providers of India (AUSPI) have taken a self initiative for setting up of an Office of Telecom Sector Ombudsman (TSO). The office will look into the grievances and complaints of customers. All service providers will share the cost. Initially, the office has been set up centrally in New Delhi. The Office of the TSO will be headed by the former Chairman of TDSAT (Telecom Dispute Settlement Appellate Tribunal), Mr. Justice D. P. Wadhwa.

Subscriber verification: The Department of Telecom had issued a circular on 22nd November, 2006, which had mandated that service providers should verify their subscriber base by 31st March, 2007.

Key Developments in the Company

Wireless business

With a view to enhance market penetration, the Company embarked upon the following initiatives.

- Increasing the build-up of our proprietary "Classic" brand handsets in the mobile segment;
- Increased focus on colour mobile handsets; and
- Massive drive to increase rural telephony services through fixed wireless phones (FWPs).

Handsets

The Company continued to participate in the growing Indian mobile market, with introduction of a variety of handsets under our proprietary "Classic" brand and a clear shift of focus to promote colour phones. This is in line with our strategy of building an indigenous handset brand, for increasing customer engagement, while the colour phones would target customers in the mid to high-end segments.

Reliance SIM based handsets introduced earlier are rapidly gaining popularity among subscribers. A structured handset upgrade programme, viz. the Rainbow Offer, has received encouraging response.

Mobile operations

We continued to be aggressive with innovative offers in both the postpaid and the prepaid mobile segments. Our One-India Tariff Plans set the pace for innovation. We increased our activity with frequent targeted promotions, consistent with our approach of providing value for money with a range of transparent plans to meet the needs of all consumers.

Fixed Wireless Phone (FWP) operations

The Fixed Wireless Phone operations were driven primarily through rural telephony on the prepaid platform. In our post paid FWP business, steps were taken successfully to improve quality of acquisitions and reduce churn.

Broadband business

Broadband business continues to maintain the position of premium integrated solutions provider for top corporates. Broadband has maintained its leadership in Centrex, Virtual Private Network (VPN) and Internet Data Centre (IDC) products. Broadband has introduced pro-active innovative services assurance model of "TechCheck" for its top-line customers. Customers have rated Broadband products and services at a very high customer satisfaction and delight rating. Broadband has obtained ISO 27001:2005 Certification (an Information Security Management System Standard) for its Business IT Systems in March 2007.

The Company's Broadband segment grew significantly during the period, in the midst of aggressive competition from many other telecom service providers. Our Broadband business has increased its share of wallet from top corporates for their data business.

The Company's Broadband segment has created leadership status in key products developed and offered during this period: New products launched in the period included Global Conferencing, Universal Toll Free 1-800, Video Conferencing, Audio Conferencing, Personal Digital Assistant (PDA) with Win Mobile, High Availability Leased Line etc.

Global business

Long distance voice services

The Company continues to occupy leadership position in the international long distance voice segment with 40% market share for inbound international voice traffic to India and is carrying about 6 billion international minutes annually.

The Company offers all traditional wholesale long distance voice services, viz. carriage of international calls to and from India and national carriage within India, international transit services and managed voice services for contact centers.

Through its offshore subsidiaries, the Company also offers virtual international calling services in USA, Canada, UK, Australia and New Zealand. The Company also offers voice content services to its retail customers in USA, Canada and Australia and is extending this to other countries.

Global data services (including FLAG Telecom)

The Company continues to be leading provider of international connectivity and data services to telecom operators, content providers and Internet communities around the globe. Bandwidth demand is increasing due to largescale, widespread usage of many bandwidth intensive applications that did not even exist a few years ago. The Company expects most of high value growth to be from India, the Middle East and Asia especially with the rollout of Broadband Internet, WIMAX and IPTV.

The Company launched new initiative of Value Added Services and rolled out products including Global Ethernet, Global MPLS VPN and Managed Services.

FLAG Telecom commissioned FALCON which is the first terabit private cable system connecting India and the Middle East to the rest of the world. The FLAG Global Network became the world's largest privately owned, all IP-enabled cable system with the commissioning of the FALCON cable system. FALCON is the single largest private investment in a cable system to have been initiated since the year 2000.

Mobile data and content services

The Company has consistently achieved significant growth in mobile data and content services. With tariff rates for voice services constantly under downward pressure, we have been successful in seeking out new non-voice services to boost revenues; improve profitability; and help in reducing churn of subscribers.

The Company continued to populate the market with data capable ("Reliance Mobile World") handsets at the entry level. The Company introduced a new version of Reliance Mobile World service optimized for entry level handsets. This new version of Reliance Mobile World has helped the Company to maintain its momentum in growing mobile data and content usage. The Company ended the period with the highest penetration of usage for such services in the country, with over 15 million unique users of Reliance Mobile World, Reliance MyTunes (Caller Ringback tones), DIAL 1234 voice interactive services and SMS content services.

Infrastructure sharing for mobile services

Universal Services Obligation Fund Administrator conducted a tender for sharing of infrastructure in order to provide mobile services in rural and remote areas of the country. The Company won 5,118 towers out of 7,871 towers in the bidding process for active infrastructure, i.e. BTS, backhaul, battery and power plant. This is the highest number of towers won by any operator relating to active infrastructure. Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company, also won 3,844 towers for subsidy related to active infrastructure. RTL won all the towers where it was present. In addition, Reliance Communications Infrastructure Limited, another wholly owned subsidiary of the Company, won 482 towers for subsidy related to passive infrastructure.

Opportunities and Threats

Opportunities

- Telecom market: The Indian telecom market is currently among the fastest growing telecom markets in the world. India's mobile subscriber base was over 161.30 million as at 31st March, 2007. There has been rapid growth in the industry following several initiatives undertaken by TRAI and DoT. In addition, the tele-density of mobile (CDMA and GSM) and fixed line subscribers, or the number of telephone connections in use for every 100 individuals in an area, in India has increased significantly since 2001. Despite this growth, India's tele-density is still significantly lower than the global average, indicating that India has considerable potential for growth as compared to more developed markets.
- Telecom technology: The telecom services industry is characterised by rapid technological change and significant capital requirements. For example, integrated "WiFi" and "WiMAX" technology, which allows for voice and data transfer, has now been tested. Handsets enabled with such technology have been developed and are being made available.
- Pan-India network: The Company is among the few players in India with a pan-India network comprising over 80,000 route kilometres of ducted fibre optic cables in intercity backbone and over 20,000 route kilometres of ducted fibre optic cables installed in the leading cities in India. Pan-India coverage enables the Company to provide seamless roaming services, provide innovative plans like the OneIndia tariff plan, and connect the offices of corporate customers across the country for enterprise solutions.
- Integrated communications service provider: The Company together with its intermediary subsidiaries is India's largest integrated communications service provider in the private sector with an individual, enterprise and carrier customer base of over 30 million. The Company is also a leading player in the international long distance voice market with an estimated market share of over 40% for ILD inbound India traffic, carrying about 6 billion international minutes annually. As at 31st March, 2007, the Company had 1.1 million customers for its Reliance India Call service in developed markets like the USA, Canada, UK, Australia and New Zealand.
- Recognised and trusted telecom brand: Each product and service offered by the Group bears the "Reliance" brand. The strength of the Reliance brand in the telecom sector is further reinforced by its integration with the brand architecture of the Reliance ADA Group, one of the foremost business groups in India.
- Diversified revenues: The Company is a fully integrated communications service provider in India, with a global presence. It currently derives substantial revenues from its wireless business and global business (which includes international and national long distance voice services and global data services). The revenues from the broadband business have been the fastest growing segment and the Company expects that revenues from the broadband business will also increase in future.
- Integrated network and innovative product offerings: The extensive nature of the integrated and innovative network rolled out by the Company, which is one of the most advanced and extensive networks in India, provides vital advantages. First, it is the basis for an integrated telecom approach providing a full suite of telecom services ranging from wireless to wireline, including voice, data and broadband. Second, the network provides affordable and high quality services based on technological leadership. Third, the advanced, integrated technological backbone enables the Company to offer innovative communication products and solutions catering to evolving customer needs. The Company has introduced a variety of value-added services involving transmission of data together with voice traffic and plans to increase the proportion of its revenues derived from such services.
- Extensive distribution network: The Company has one of the most extensive distribution and service networks amongst all telecom players in India, consisting of nearly 2,000 Reliance World and Reliance Communications outlets throughout India equipped to sell wireless handsets and service packages, customer service centres with multi-lingual capabilities that have over 6,000 agents and over 3 lakh retail outlets selling recharges (of which approximately 90 per cent are electronic recharge enabled). The Company also has over 3,000 ATMs for electronic recharge of vouchers.

Threats

- The Indian telecommunications industry is highly competitive with most circles having six or seven wireless operators using GSM and CDMA technology and it is expected to further intensify. Increasing competition is likely to put greater pressure on handset prices and service charges, but which will in turn lead to further expansion of the Indian wireless communications market. For NLD segment and ILD segment, licenses to provide these services have been allotted to a number of new players. These new entrants are likely to penetrate into the market using aggressive pricing as an entry strategy. Thus revenues from these services may come under pressure. Increase in usage is likely to mitigate this risk.
- Mobile Number Portability ("MNP"), which allows subscribers to switch their wireless service provider while retaining their number, is expected to increase the competition and thereby increase the subscriber churn across the industry. MNP may be implemented at some time though this will also provide a greater opportunity to our Company to target customers of other service providers.
- Carrier Access Code ("CAC") enables subscribers to choose their long distance service provider. Currently subscribers do not have the ability to choose their long distance service provider and have to route their long distance calls through the NLD and ILD network with whom the service provider

has an interconnect agreement. With the implementation of CAC, the competition in NLD and ILD segments is expected to increase as even long distance operators, with no last mile access, will be able to offer their carrier network to the end users. TRAI has initiated industry level discussion on the implementation of CAC but currently there is no visibility on the likely date of its implementation.

Financial Performance - Overview

Results of operations

The Audited Consolidated Financial Results are given for the period of 15 month commencing from 1st January, 2006 to 31st March, 2007. This is the first reporting period of consolidated operations of the Company; therefore the previous year's figures are not comparable.

Revenues and operating expenses

The Company earned total revenues of Rs. 17,440.25 crore (US$ 4,046.46 million) in its maiden period of operation post listing of equity shares on Indian bourses. The net profit after tax recorded by the Company was Rs. 3,526.43 crore (US$ 818.19 million). The Company incurred total operating expenses of Rs. 10,812.12 crore (US$ 2,508.61 million).

Operating profit before finance charges, depreciation and amortisation, exceptional items and provision against fixed assets (EBITDA)

The Company earned EBITDA of Rs. 6,692.81 crore (US$ 1,552.85 million). The EBITDA margin for the period under review is 38.38%.

Financial charges

Net finance charges were Rs. 64.68 crore (US$ 15 million). This was net of positive foreign currency conversion adjustments and treasury incomes.

Depreciation and amortisation

Total of such charges was Rs. 2,919.28 crore (US$ 677.32 million).

Profit before tax

The profit before tax was Rs. 3,599.53 crore (US$ 835.15 million). The provision for taxes was Rs. 73.10 crore (US$ 16.96 million). The net profit after tax was Rs. 3,526.43 crore (US$ 818.19 million).

Balance sheet

As at 31st March, 2007, the Company had total assets of Rs. 56,525.43 crore (US$ 13,114.94 million). Stakeholders equity was Rs. 22,930.65 crore (US$ 5,320.41 million), while net debt (excluding cash and cash equivalents) was Rs. 1,824 crore (US$ 423.20 million), giving a net debt to equity ratio of 0.09 times.

Segment Wise Performance

1. Wireless Segment

Customer acquisition, churn

During the period, the Company added 10.98 million wireless customers (net additions). The GSM customer base grew by 105% and the CDMA customer base grew by 60% during the period under review. As at 31st March, 2007, the Company had 28 million wireless customers on its network. During the period under review, the Company launched innovative promotions for bundled talk-time and a wider range of colour handsets that contributed to the Company's strong customer acquisition.

The Company also introduced a range of "Classic" branded phones, which are manufactured in China and Korea exclusively to the Company's own specifications. Within two months of its introduction, Classic has already become the number 2 best selling handset brand in India. The Company is selling Classic handsets at a rate of nearly 1 million per month. With the Classic brand handset, the Company has been able to bring down the price of the lowest entry level CDMA handset. The Company's churn rate in the period ended 31st March, 2007 continued to move downwards at 1.9%. The Company has successfully completed the customer verification and re-verification exercise. Arising out of this, the Company has discontinued services to 5.6 million subscribers whose documents could not be verified. There is no revenue implication as they were mainly non-revenue generating subscribers. Adjustment of the subscriber base has had a positive impact on ARPU and productivity.

ARPU, minutes of use, revenue per minute and non-voice revenue

The Company's overall wireless ARPU declined by 6.50% in the period ended 31st March, 2007. The popularity of the bundled talktime offers had some short term impact on ARPU. The blended monthly minutes of use per customer were 509 minutes. Revenue per minute was stable at Re. 0.75. The tariff initiatives have helped the Company sustain revenues per minute. Non-voice revenue was maintained at increasing trend in non-voice ARPU.

Revenues and profit

Revenues for the period ended 31st March, 2007 were Rs. 12,818.43 crore (US$ 2,974.11 million). EBITDA during the period was Rs. 4,772.47 crore (US$ 1,107.30 million). Earning before Interest and Tax during the period was Rs. 2,737.21 crore (US$ 635.08 million).

2. Global Segment

Minutes of use - ILD and NLD operations

Operations in ILD and NLD maintained consistent traffic growth rates, in-line with the growth of the overall market. ILD minutes of use annually were 6 billion. NLD minutes of use annually were 17.6 billion. The Company maintained its leadership position for ILD inbound India traffic with a market share of around 40%. Inbound settlement rates reduced further during the period, partly as a result of increased competition, partly due to reduction in termination charges (ADC). While continuing to grow the business, the focus has been on containing reduction in settlement rates and maintaining margins. During the period, Reliance India Call and Reliance Global Call achieved a milestone of 1.1 million international customers in developed markets like

US, Canada, UK, Australia and New Zealand. Reliance India Call continued to be the largest retail service with over 40% market share in USA for India Calling. The Company also grew its presence in the international transit and hubbing segment. While the Company launched innovative managed contact centre services, it is also in the process of developing new revenue streams higher on the value chain, particularly for retail business.

NLD voice market grew at healthy rate of 50%. The Company maintained a market share of around 20% of NLD traffic. Several new licensees are readying for launch and pressure on NLD carriage rates is expected to increase. However, in the period under review, the Company was able to maintain price levels and significantly increased volume of traffic carried for external customers.

Revenues and profit

Revenues for the period ended 31st March, 2007 were Rs. 7,050.79 crore (US$ 1,635.91 million). Earning before Interest and Tax during the period was Rs. 861.61 crore (US$ 199.90 million).

3. **Broadband Segment**

Customer base

With a three fold increase in network coverage during the period, the customer acquisition has picked up rapid momentum and net additions in the wireline segment has grown around 200% during the period. As at 31st March, 2007, the Company has added 620,000 customer circuits, including approximately 568,000 voice lines and 52,000 enterprise data circuits.

Network coverage

Network coverage as at 31st March, 2007 crossed a landmark figure of 489,000 buildings, representing significant growth. The Company focused on directly connecting buildings in the Top 40 cities in India, as a result of which on-net revenues increased significantly. By using turnkey contractors and leveraging the existing fiber optic cables in the ground, the Company has further accelerated the network roll out. As the Company's broadband business is currently serving mainly enterprises, the revenue per line reflects the total portfolio of services and solutions being delivered to its customers. Our revenue per line has remained well above industry averages, on account of our mainly enterprise customer base and our successful cross-sell of services to our customers.

Revenues and profit

Revenues for the period ended 31st March, 2007 were Rs. 1312.98 crore (US$ 304.63 million). Earning before Interest and Tax during the period was Rs. 349.90 crore (US$ 81.18 million).

Reliance Communications Infrastructure Limited

Reliance Communications Infrastructure Limited (RCIL) was incorporated on 17th July, 1997. RCIL holds A Category ISP Licence and IP-I registration for providing telecommunication infrastructure services such as dark fibre optic cable network to the Company, engages in the procurement of mobile and fixed wireless handsets (primarily on the CDMA technology for the Company) and provides internet data centre services to customers in India, with over 200,000 square feet of multi-location internet data centre facilities.

RCIL also provides wireless multimedia services through "Reliance Mobile World", a wireless data application platform offering more than 150 applications and wireless internet access services through "Reliance Net Connect".

Reliance Telecom Limited

Reliance Telecom Limited (RTL) was incorporated on 1st March, 1994 as the first telecom company promoted by the Reliance Group. RTL holds licences for providing wireless services in seven telecom Circles covering 15 States of India. RTL currently operates in Madhya Pradesh, West Bengal, Himachal Pradesh, Orissa, Bihar, Assam and Northeast with the licences issued in December 1995. The Group also acquired another telecom company named Reliable Internet Services Ltd. (RISL), which has commenced Cellular Mobile Telephone Service ("CMTS") in Kolkata Metro Circle as the fourth operator in March 2005. RTL and RISL are wholly owned subsidiaries of the Company.

Revenues and operating expenses

RTL earned total revenues of Rs. 874.19 crore (US$ 202.82 million). The Company incurred total operating expenses of Rs. 480.97 crore (US$ 111.59 million) as compared to Rs. 330.91 crore (US$ 76.11 million) in the previous year.

EBITDA

RTL earned EBITDA of Rs. 393.22 crore (US$ 91.23 million) The EBITDA margin for the year under review is about 45% as compared to about 50% in the previous year. The decrease in operating margin is mainly on account of drop in ARPU and increase in BTS site related expenses and connectivity costs.

Net Profit

The net profit after tax recorded by RTL was Rs. 211.26 crore (US$ 49.01 million) as compared to Rs. 39 crore (US$ 9.04 million) in the previous year.

Balance sheet

As at 31st March, 2007, RTL had total assets of Rs. 1958.69 crore (US$ 454.45 million). Shareholders equity was Rs. 320.18 crore (US$ 74.28 million).

FLAG Telecom Group Limited

FLAG Telecom Group Limited (FLAG), a wholly owned subsidiary of the Company, is a leading provider of international network transport and data services to the world's leading telecommunications operators, content providers and internet service providers.

FLAG owns and operates the largest private submarine cable system in the World, directly connecting more than 40 countries from the East coast of the United States, to Europe, the Middle East, India, South and East Asia, through to Japan. FLAG Global Network provides unique connectivity between the world's largest telecommunications market in developed countries and the world's fastest growing telecommunications markets in developing countries. FLAG Global Network provides on-net global connectivity to key business centres in India, Asia, Europe, the Middle East and the USA.

IRUs, leased circuits, internet bandwidth, managed data services

The Company enhanced its market share in Middle East and Intra Asia. FLAG won major contracts from existing customers comprising leading service providers in China, Korea, Taiwan and the Middle East.

Outlook

The Company is very well positioned to capitalise on growth opportunities in the converged Indian telecom market and with integrated composite telecom infrastructure setup, the Company will be able to leverage its strengths in all the operating Circles and across business groups. The Company's strength and leadership is inspired by:

- Enriched human resources and talent repository;
- Growth potential and with track record of ability to penetrate into the market with cutting edge;
- Expansion of network and covering the untapped rural areas;
- Optimum utilisation of future technology compliant assets;
- International presence with owned submarine network and gateways.

The Company has consistently demonstrated its leadership with several 'Reliance Firsts' and introduction of many innovative products, services leading to enhanced customer delight.

Risks and concerns

1. Some of the licences are subject to regulatory compliance and subject to targets and conditions.

   The rules and regulations, issued by the government and regulatory authorities, having jurisdiction over the Company's operations and licenses, schedules and obligations require it to meet specified conditions, network build-out requirements. However, the Company does not perceive any default on this account.

2. Rapid technological changes may increase competition and render the Company's technologies, products or services obsolete.

   The telecommunication services industry is characterised by rapid technological change and significant capital requirements. However, the Company is constantly assessing such changes in the technologies and taking immediate action whenever necessitated.

3. The Company's ability to deliver services may be interrupted due to a systems failure or shutdown of the networks.

   The network operation may be vulnerable to damage or interruptions due to adverse weather conditions, earthquakes, fires, floods, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events and natural disasters. The Company has adequate safeguards to address redundancy failures.

4. The Company may be adversely affected by changes in tariff structures for services.

   The Company is subject to regulations on its tariff structures. There is no assurance that the Company's business, financial condition and result of operations will not be materially affected by any government mandated or other tarrif adjustments in future.

5. The Company faces significant and intense competition in its markets, which could result in decreases in current and potential customers, revenues and profitability.

   The Company faces significant competition in its markets. In particular, competition is expected to intensify among providers of mobile telecommunication services, and this will continue to drive prices for services and handsets lower.

Adequacy of internal control

The Company has built adequate systems of internal controls towards achieving efficiency and effectiveness in operations, optimum utilisation of resources, and effective monitoring thereof as well as compliance with all applicable laws.

The internal control mechanism comprises a well-defined organization structure, documented policy guidelines, pre-determined authority levels and processes.

The procurement and operational maintenance activities are planned well in advance to avoid any possible risk of late delivery of materials, delay in attending to maintenance needs, etc. The Company, on a regular basis, stores and maintains all the relevant data and information as a back up, to avoid any possible risk of losing important business data.

The management audit team undertakes extensive checks and reviews through external firms of chartered accountants, who provide independent and professional observations, and the said team co-ordinates and follows up for corrective and preventive actions. A qualified and independent audit committee of the Board, reviews major internal audit reports, and the adequacy of internal controls.

Human resource and employees relations

The Company has built a team of highly qualified and competent professionals to meet the emerging business challenges and market competition. To inculcate an orientation of high performance, the Company has formally introduced a "Performance Management System" under which employees are awarded points for their significant contribution and high performance. The Company has developed an environment of harmonious and cordial relations with its employees. The Company had 21,894 employees on consolidated basis as at 31st March, 2007.

Achievements in information technology

The Company's focus on Information Technology (IT) is demonstrated by more than 4,200 man-years of rich experience across various domains, with about 20% of IT leaders having more than 10 years of experience. The IT team's innovation and delivery continues to win recognition for its ability to use information technology for enabling and enhancing business value.

The key accolades won by the Company include the following:

- 2006 CIO 100 Award by CIO Magazine – a well respected IT Industry magazine.
- SAP Best Run Business Club Award from SAP for the 1st implementation of SAP Materials Data Management module in India.
- "Largest Enterprise-Wide Business Intelligence Deployment in India" Award by Business Objects.
- The Company's website recognized as one of the top 12 web sites using the "Best Practices" overall in the 'India Online 2006' study of the top 121 highly popular websites in India, by JuxtConsult, May 2006

During the period, the Company continued to invest in IT to increase efficiency, scale, availability and uptime of all mission and business critical systems. Notable achievements include handling the acquisition of over 150,000 wireless customers per day, processing over 600,000 contact centre calls per day, extending electronic recharge facilites to handle over 2 million transactions per day.

Capitalising on the robust foundations already laid, the Company will continue investments into IT to drive the vision of managing scale and growth to newer heights. Special emphasis will be given to the following areas:

- Enhancement of all back office operations like HR management, supply chain, financial processes to rise to the level of world class standards;
- Implement disaster recovery processes for business continuity management to recover out of catastrophic situations;
- Continued emphasis on design and implementation of control systems that enable the Company to deliver benchmark level quality in the area of information risk management;
- Special emphasis to introduce customer self service and introduction of new products and value added solutions for services like IPTV and DTH.

Auditors' Certificate on Corporate Governance

To,
The Members of
Reliance Communications Limited
(formerly, Reliance Communication Ventures Limited)

We have examined the compliance of conditions of Corporate Governance by **Reliance Communications Limited** (formerly, Reliance Communication Ventures Limited) ('the Company') for the fifteen month period ended on 31st March, 2007, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No: 45882

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Mumbai
30 April 2007

Corporate Governance Report

Reliance Communications Limited has established a tradition of the highest standards of corporate governance principles and best practices. Reliance Communications Limited is committed to introduce corporate governance practices in tandem with domestic and international developments to position itself to conform to the best governance practices. The Company takes feedback into account in its periodic reviews of the guidelines to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders.

The Company adopted the "Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct", which framed a set of systems, processes and principles conforming to the international standards.

Our governance philosophy

The Company's philosophy on Corporate Governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing overall shareholder value, over a sustained period of time. In our commitment to practice sound governance principles, we are guided by the following core principles.

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosures**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Accountability**

   To demonstrate highest levels of personal responsibility and continually affirm that employees are responsible to themselves for the pursuit of excellence.

4. **Compliances**

   To comply with all the laws and regulations as applicable to the Company.

5. **Ethical Conduct**

   To conduct the affairs of the Company in an ethical manner.

6. **Stakeholders' Interests**

   To promote the interests of all stakeholders including of Customers, Shareholders, Employees, Lenders, Vendors and of the Society.

Governance practices beyond regulatory requirements

Our governance practices go beyond the statutory and regulatory requirements. Our endeavour is to follow the spirit of good governance than mere compliance with the conditions specified by regulatory authorities. With this objective, we have formulated, inter alia, the following policy documents:

A. **Values and commitments**

We have set out and adopted policy document on 'values and commitments' of the Company. We believe that any business conduct can be ethical only when it rests on the nine core values of honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

B. **Code of ethics**

Our policy document on 'Code of Ethics', in essence, is that each employee should conduct the Company's business in a way that upholds its values and commitments and compliances with applicable laws, in a manner that excludes consideration of direct or indirect personal advantage/ gains.

C. **Business policy**

Our Business Policy contains the policy on the following:

- Fair Market Practices
- Inside Information
- Financial Records and Accounting Integrity
- External Communication
- Work Ethics
- Personal Conduct
- Health, Safety and Environment
- Quality

D. **Separation of the Board's supervisory role from the executive management**

In line with the best global practices, we have adopted the policy of separating the Board's supervisory role from the executive management and splitting the posts of Chairman and Chief Executive Officer.

E. **Prohibition of insider trading policy**

The Company endeavours to preserve the confidentiality of un-published price sensitive information and prevent misuse of such information. The Company is committed to transparency and fairness in dealing with all stakeholders and ensuring adherence to all laws and regulations.

F. **Prevention of sexual harassment**

Our policy on Prevention of sexual harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

G. **Whistle blower policy**

Our Whistle Blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

H. **Environment policy**

The Company is environmental compliant, preserves and promotes clean environment activities.

I. **Risk management**

Our risk management procedures ensure that the management controls various business related risks through means of a properly defined framework.

J. **Boardroom practices**

i. **Board charter**

The Board of Directors have adopted a comprehensive board charter. The charter has set out matters relating to board composition, scope and functions of the board and its committees, etc.

ii. **Tenure of independent directors**

Tenure of independent directors on the board of the Company shall not extend beyond nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

iii. **Meeting of independent directors with operating team**

The independent directors of the Company meet in executive sessions with the operating teams in each of the respective areas, on a regular basis as they deem necessary. These executive session discussions may include topics such as, operating policies and procedures; risk management strategies; measures to improve efficiencies; performance and compensation; strategic issues for board consideration; flow of information to directors; management progression and succession and others as the independent directors may determine. During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit.

iv. **Commitment of directors**

The board meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees, which normally extends over the entire appointed day.

K. **Governance practices being followed to promote the interests of our stakeholders**

We have in the recent past introduced several trend setting governance practices to improve stakeholder satisfaction, some of the major ones being -

i. **Customers:**

We have taken various customer centric initiatives, which give omni services to our subscribers at all times. We also have captive contact centers having one of the largest facilities accommodating about 6,000 seats on round the clock shift basis. In addition to this we have provided various on line measures on Reliance World platform which also give ready access to the customers. Our customers can view and pay their bills online and manage their account information online.

ii. **Employees:**

- We have a dedicated employee service portal which offers various online services and facilities on HR and employee welfare like details of current and past salaries, income-tax computations, attendance and leave management reimbursement; goal setting with relevant Performance Management System together with Key Performance Areas, Individual Contrubutions Areas and Core Responsibilities, potential assessment module, performance evaluation system, feedback mechanism, reward and recognition policy, grievance redressal system, exit interviews, training and development module, etc., all of which collectively lead to enhance employee engagement.
- As a means of providing accelerated career growth to high performing talent, we have a pilot program of assessment centers, wherein employees who have demonstrated performance are put through a rigorous assessment program for higher role.
- We have institutionalised a leadership development process, linked to Reliance DNA and leadership competencies, which identify high potential talent on a periodic basis and provide necessary learning interventions to up skill them to take on larger responsibilities and roles.

iii. **Shareholders :** The Company through its Registrar and Share Transfer Agent has presence in major cities of the Country for prompt services and resolution of the queries of the Shareholders.

iv. **Lenders :** The Company has been prompt in honoring all debt obligations to its lenders.

v. **Society :** The Company, in keeping with its Corporate Social Responsibility (CSR) policy, focuses on healthcare, education, training and other social initiatives.

Compliance with the code and rules of Luxembourg Stock Exchange and Singapore Stock Exchange

The Global Depository Receipts (GDRs) issued by the Company are listed on the Luxembourg Stock Exchange (LSE). The Company had also issued Zero Coupon Foreign Currency Convertible Bonds, which are listed at Singapore Stock Exchange (SGX). The Company has reviewed the code on corporate governance of LSE and SGX, though the same are not applicable to the Company. However, the Company's corporate governance practices substantially conform to these codes and rules.

Compliance with Clause 49 of the listing agreement

The Company is fully compliant with the mandatory requirements of Clause 49 of the listing agreement formulated by Securities and Exchange Board of India (SEBI).

We present our report on compliance of governance conditions specified in Clause 49 of the listing agreement with effect from 6th March, 2006, the date of listing of the Company's Shares on the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE).

I. **Board of Directors**

1. **Board composition – Board strength and representation**

The existing strength of the Board of Directors of the Company is four. All the directors; including the Chairman are non - executive directors. Of the non-executive directors, only Shri Anil D. Ambani, being the promoter, is non-independent, while all other directors are independent.

The directors on the Board are experienced, competent and highly renowned persons from their respective fields. The independent directors take active part at the Board and Committee meetings, which add value to the decision making process of the Board of Directors.

The composition of the Board of Directors is in conformity with the Corporate Governance requirements. The composition and the category of directors on the Board of the Company are as under:

Category	Particulars of the directors
Promoter non executive non-independent director	• Shri Anil D. Ambani, Chairman
Independent directors	• Prof. J. Ramachandran • Shri S. P. Talwar • Shri Deepak Shourie

The Company has appointed Shri Hasit Shukla, Company Secretary as the Manager of the Company in terms of the provisions of the Companies Act, 1956 for a period of five years with effect from 8th February, 2006.

2. **Conduct of board proceedings**

The day to day business is conducted by the executives and the business heads of the Company under the direction of the Board led by the Chairman. The Board holds five to six meetings every year to review and discuss the performance of the Company, its future plans, strategies and other pertinent issues relating to the Company.

The Board performs the following specific functions in addition to oversee the business and the management:

- review, monitor and approve major financial and business strategies and corporate actions
- assess critical risks facing by the company – review options for their mitigation
- provide counsel on the selection, evaluation, development and compensation of senior management
- ensure that processes are in place for maintaining the integrity of
  - the Company
  - the financial statements
  - compliance with law
  - relationships with all the stakeholders
- delegation of appropriate authority to the senior executives of the Company for effective management of operations

3. **Board meetings**

Since the listing of equity shares of the Company on 6th March, 2006, the Board held 9 meetings during 2006-07 on 12th March, 2006, 21st March, 2006, 30th April, 2006, 31st July, 2006, 30th October, 2006, 10th December 2006, 10th January, 2007, 31st January, 2007 and 9th February, 2007. The maximum time gap between any two meetings was 91 days and the minimum gap was 8 days.

4. **Attendance of directors**

The details of attendance of directors at the Board meetings, Annual General Meeting (AGM) and the number of companies and committees, where they are a director/ member are given below :-

Name of director[a]	Number of Board meetings held	Number of Board meetings attended[b]	Attendance at the last AGM held on 24.01.2006	Number of directorships (including RCOM)[c]	Committee(s) membership (including RCOM)[d]	
					Membership	Chairmanship
Shri Anil D. Ambani	9	9	N.A.	7	4	-
Prof. J. Ramachandran	9	7	N.A.	6	8	5
Shri S. P. Talwar	9	9	N.A.	10	9	3
Shri Deepak Shourie	7	4	N.A.	1	2	-

Notes:

a All directors except Shri Deepak Shourie, were appointed with effect from 7th February, 2006. Shri Deepak Shourie was appointed with effect from 30th April, 2006.

b Board meetings held after the date of listing only considered i.e. after 6th March, 2006.

c Numbers of directorships excluding directorship in foreign Company, alternate directorships, Companies registered under Section 25 of the Companies Act, 1956 and private companies.

d Committee includes Shareholders' / Investors' Grievance Committee and Audit Committee.

e. None of the directors is related to any other director.

f. None of the directors has any business relationship with the Company.

g. None of the directors received any loans and advances from the Company during the year.

h. In accordance with Clause 49 of the listing agreement, the committee membership given above pertains to Audit Committee, the Shareholders/Investors Grievance Committee and excludes the other functional committees viz. the Investment Committee, the Allotment Committee and the Employees Stock Option Scheme Committee.

5. **Membership of board committees**

No director holds membership of more than 10 committees of Boards nor is any director Chairman of more than 5 Committees of Boards.

6. **Details of directors**

The abbreviated resumes of all directors are furnished hereunder:

Shri Anil D. Ambani

Regarded as one of the foremost corporate leaders of contemporary India, Shri Anil D. Ambani, 48, is the Chairman of all listed companies of the Reliance ADA Group, namely, Reliance Communications Limited, Reliance Capital Limited, Reliance Energy Limited and Reliance Natural Resources Limited.

He is also the President of the Dhirubhai Ambani Institute of Information and Communications Technology.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance ADA Group have raised nearly US$ 3 billion from global financial markets in a period of less than 15 month.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad. He is currently a member of:

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Board of Governors, Indian Institute of Technology (IIT), Kanpur
- Executive Board, Indian School of Business (ISB), Hyderabad

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha - Upper House, Parliament of India, a position he chose to resign voluntarily on 25th March, 2006.

Select Awards and Achievements

- Voted 'the Businessman of the Year' in a poll conducted by *The Times of India* - TNS, December 2006.
- Voted the 'Best role model' among business leaders in the bi-annual Mood of the Nation poll conducted by *India Today* magazine, August 2006.
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002.
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December 2001.
- Selected by Asiaweek magazine for its list of 'Leaders of the Millennium in Business and Finance' and was introduced as the only 'new hero' in Business and Finance from India, June 1999.

Prof. J. Ramachandran

Prof. J. Ramachandran, Director (49) is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered Accountant and Cost Accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

He is also a director of Reliance Communications Infrastructure Limited, Sasken Communication Technologies Limited, Indus League Clothing Limited, Redington (India) Limited and Bhoruka Power Corporation Limited.

Shri S. P. Talwar

Shri S.P. Talwar, Director (68) is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda, Union Bank of India and Oriental Bank of Commerce. He is graduate in Arts and Law. He is also qualified as CAIIB. He has vast experience in financial services sector in the country. He is also director of Vemagiri Power Generation Limited, Crompton Greaves Limited, Reliance Capital Trustee Co. Limited, Reliance Communications Infrastructure Limited, Reliance Asset Construction Company Limited, Reliance General Insurance Company Limited, Videocon Industries Limited and Housing Development Infrastructure Limited.

Shri Deepak Shourie

Shri Deepak Shourie, Director (58) is Bachelor of Arts in Economics with Honours and has more than 37 years' exposure with an emphasis on media, consumer goods, and corporate affairs. He presently holds the position of Executive Vice President and Managing Director of Discovery Communications India. He is also on the Board of Indian Broadcasting Foundation.

7. **Insurance coverage**

The Company has obtained Directors and Officers liability insurance coverage in respect of any legal action that might be initiated against Directors.

II. **Audit Committee**

In terms of Clause 49 of the listing agreement as well as Section 292A of the Companies Act, 1956, the Board at its meeting held on 8th February, 2006 constituted the Audit Committee comprising Shri Anil D. Ambani, Prof. J. Ramachandran and Shri S. P. Talwar. Shri Deepak Shourie has been appointed as member of the Committee with effect from 30th April, 2006, being the date of his appointment as Director.

The Audit Committee is chaired by Prof. J. Ramachandran, who has wide experience on accounting, financial, business policies and taxation issues. All the other members of the Committee are financially literate.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the Audit Committee.

The Audit Committee, inter alia advises the management on the areas where systems, processes, measures for controlling and monitoring revenue assurance internal audit can be improved. The minutes of the meetings of the Audit Committee are placed before the Board. The terms of reference of the Audit Committee are in accordance with all the items listed in Clause 49(II)(D) and (E) of the listing agreement as follows:

i Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible.

ii Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee

iii Approving payment for any other services by statutory auditors

iv Reviewing with management the annual financial statements before submission to the Board, focusing primarily on:

- a. Matters required to be included in the Director's Responsibility Statement included in the report of the Board of Directors
- b. Any changes in accounting policies and practices
- c. Major accounting entries based on exercise of judgement by management
- d. Qualifications in draft audit report.
- e. Significant adjustments arising out of audit.
- f. Compliance with listing and other legal requirements concerning financial statements
- g. Any related party transactions

v Reviewing with the management the quarterly financial statements before submission to the Board for approval.

vi Reviewing with the management, the performance of the external and internal auditors, the adequacy of internal control systems.

vii Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

viii Discussion with internal auditors on any significant findings and follow up thereon.

ix Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

x Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion,to ascertain any area of concern.

xi To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors.

xii To review the functioning of the Whistle Blower mechanism.

xiii Carrying out all other functions as is mentioned in the terms of reference of the Audit committee.

xiv Review the following information:

- a. Management Discussion and Analysis of Financial Condition and Results of Operations;
- b. Internal audit reports relating to internal control weaknesses;
- c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors;
- d. Statement of significant related party transactions; and
- e. The appointment, removal and terms of remuneration of the Chief internal auditor.

The Audit Committee has the following powers:

- i. to investigate any activity within its terms of reference.
- ii. to seek any information from any employee.
- iii. to obtain outside legal and professional advice.
- iv. to secure attendance of outsiders with relevant expertise, if it considers necessary.

Attendance at the meetings of the Audit Committee held during 2006-2007.

The Audit Committee held its meetings on 30th April, 2006, 31st July, 2006, 30th October, 2006 and 30th January, 2007. The maximum gap between any two meetings was 91 days.

Members	Meetings held during the tenure of the director	Meetings attended
Shri Anil D. Ambani	4	4
Prof. J. Ramachandran	4	3
Shri S. P. Talwar	4	4
Shri Deepak Shourie	3	1

The meeting considered all the points in terms of its reference at periodic intervals.

III. **Nomination / Remuneration Committee**

The nomination/remuneration Committee of the Board is constituted to formulate from time to time (a) process for selection and appointment of new directors and succession plans; and (b) recommend to the Board from time to time, a compensation structure for directors and a manager. Presently, the Company has no executive director.

The nomination/remuneration Committee comprises of four directors i.e. Shri Anil D Ambani, Prof. J. Ramachandran, Shri S. P. Talwar and Shri Deepak Shourie. Shri Deepak Shourie has been appointed as a member of the Committee with effect from 30th April, 2006, being the date of his appointment as director. Prof. J. Ramachandran is the Chairman of the Committee. During the period, the nomination/remuneration Committee met on 31st July, 2006 and 9th February, 2007. All the members of nomination/remuneration Committee attended the said meetings except Prof. J. Ramachandran, who attended the meeting held on 9th February, 2007 only.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the nomination/remuneration Committee.

All directors, being non executive, are paid sitting fees for attending the meetings of the Board and its committees. The non executive directors are also proposed to be remunerated by way of Commission not exceeding Rs. 44 crore for the year commencing 1st April, 2006 to 31st March, 2007 as may be decided by the nomination/remuneration Committee and the Board of Directors of the Company, within the overall limits of the profits as approved by the Central Government in accordance with the provisions of the Companies Act, 1956.

Details of remuneration paid to the non - executive directors are given below:

(Rs. in lacs)

Name	Remuneration (Rs.)	* Sitting fees (Rs.)	Commission (Rs.)	Total (Rs.)
Shri Anil D. Ambani, Chairman	Nil	4.80	-	4.80
Prof. J. Ramachandran, Director	Nil	3.00	-	3.00
Shri S. P. Talwar, Director	Nil	5.00	-	5.00
Shri Deepak Shourie, Director	Nil	1.80	-	1.80

* Attendance at meetings considered w.e.f. 6th March, 2006.

Notes:-

(1) The Company has so far not issued any stock options to its Directors.

(2) There were no other pecuniary relationships or transactions of non-executive directors vis-à-vis the Company.

Equity shares held by directors

Number of equity shares held by the non-executive directors in the Company as on 31st March, 2007 are as follows:

Shri Anil D. Ambani, Chairman - 18,59,171 equity shares, Prof. J. Ramachandran - 482 equity shares, Shri S. P. Talwar - Nil and Shri Deepak Shourie - 2000 equity shares

Managerial remuneration policy

The nomination/remuneration Committee determines and recommends to the Board, the compensation of the Directors and the Manager. The key components of the Company's Remuneration Policy are:

- Compensation will be a major driver of performance.
- Compensation will be competitive and benchmarked with a select group of companies from the service sector.
- Compensation will be transparent, fair and simple to administer.
- Compensation will be fully legal and tax compliant.

The Members had, through Postal Ballot on 31st March, 2006, subject to approval and permissions as may be required, approved payment of commissions to non executive directors, who are not in the full time employment, upto the limits laid down under the provisions of Section 309(4) of the Companies Act, 1956, computed in the manner specified in the Act, or such other limit as approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The Company has obtained approval from the Central Government vide letter No. 12/256/2007-CL.VII dated 19th April, 2007 for payment of commission to non executive directors upto a limit of 3% of the profits of the Company each year for a period of 5 years from the financial year commencing 1st April, 2006.

Criteria for making payments to non-executive directors

The remuneration to non executive directors is benchmarked with the relevant market and performance oriented balanced between financial and sectored market comparative scales, aligned to Corporate goals, role assumed and number of meetings attended.

IV. **Shareholders'/ Investors' Grievances Committee**

The Board of Directors of the Company has constituted Shareholders/ Investors Grievances Committee comprising Prof. J. Ramachandran as the Chairman and Shri Anil D. Ambani,

Shri S. P. Talwar and Shri Deepak Shourie as the members. Shri Deepak Shourie has been appointed as a member of the Committee with effect from 30th April, 2006, being the date of his appointment as director.

The Company has appointed M/s. Karvy Computershare Private Limited, Hyderabad to act as the Registrar and Share Transfer Agent of the Company. The Committee deals with matters relating to transfer/ transmission of shares, issue of duplicate share certificates, review of shares dematerialised and all other related matters. The Committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the Investor Information Section of this Report.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the Shareholders'/ Investors' Grievances Committee. He also acts as the Compliance officer of the Company.

During the period, the Shareholders'/ Investors' Grievances Committee held its meetings on 30th April, 2006, 31st July, 2006, 30th October, 2006 and 30th January, 2007. The maximum gap between any two meetings was 91 days.

The total number of complaints received and replied to the satisfaction of shareholders during the period under review were 270. There were no complaint pending as on 31st March, 2007.

Members	Meetings held during the tenure of the director	Meetings attended
Shri Anil D. Ambani	4	4
Prof. J. Ramachandran	4	3
Shri S. P. Talwar	4	4
Shri Deepak Shourie	4	4

The meeting considered all the points in terms of its reference at periodic intervals.

V. **Employees Stock Option Scheme (ESOS) Compensation Committee**

The Board of Directors at its meeting held on 10th January, 2007, constituted a Employees Stock Option Compensation Committee of the Directors of the Company to supervise and administer the employees stock option scheme of the Company.

The ESOS Compensation Committee comprises of Prof. J. Ramachandran as Chairman and Shri S. P. Talwar and Shri Deepak Shourie as the Members.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the ESOS Compensation Committee.

One meeting of the ESOS Committee was held during the year on 10th January, 2007. During the period under review, no stock options were issued by the Company.

VI. **General body meetings**

The Company was incorporated on 15th July, 2004. Prior to listing on 6th March, 2006, the Company held its last two Annual General Meetings as under :

Year	Date	Venue	Time	Special Resolutions passed
2005 (9 months)	24th January, 2006 (2nd AGM)	4th Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021	3.00 p.m.	None
2004-2005	22nd July, 2005 (1st AGM)	3rd Floor, Reliance Energy Centre, Santa Cruz (E), Mumbai - 400 055	3.00 p.m.	None

Extraordinary General Meeting

During the period, the Company had held an Extraordinary General Meeting on 3rd June, 2006 for passing following special resolutions.

1. Sponsored Global Depositary Receipts/American Depositary Receipts.
2. Change of Name of the Company.

Court convened Meeting

During the period, the Company held two Court Convened Meetings of the shareholders as per the directions of the Hon'ble High Court of Judicature at Bombay as follows:-

(a) The Court Convened Meeting of the shareholders held on 3rd June, 2006 at 10.30 a.m. to pass the resolution approving the Scheme of Amalgamation and Arrangement (Scheme), inter alia, among Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and demerger of Network division of Reliance Communications Infrastructure Limited.

The said meeting was chaired by Justice M.H. Kania, Former Chief Justice of India. The said Scheme after approval of the shareholders was also approved by the Hon'ble High Court of Gujarat and Hon'ble High Court of Judicature at Bombay and made effective from 12th September, 2006.

(b) The Court Convened Meeting of the shareholders held on 27th January, 2007 at 11.30 a.m. to pass the resolution approving the Scheme of Arrangement inter alia between the Company, Reliance Telecom Limited (RTL) and Reliance Telecom Infrastructure Limited (RTIL), subsidiaries of the Company for de-merger of passive Infrastructure division to RTIL.

The said meeting was chaired by Justice M.H. Kania, Former Chief Justice of India. The said Scheme after approval of the shareholders was also approved by the Hon'ble High Court of Judicature at Bombay and made effective from 10th April, 2007.

VII. **Postal Ballot**

During the period, the Company had conducted two postal ballots on 20th February, 2006 and 28th November, 2006 as required under the Companies (Passing of Resolution by Postal Ballot) Rules, 2001. Shri Anil Lohia; Chartered Accountant was appointed as the Scrutinizer for overseeing the Postal Ballot process. All the resolutions were passed with the requisite majority details of which are as follows:

Date of declaration of result of postal Ballot	Particulars of special resolutions	Percentage of votes cast in favour of resolution
31st March, 2006	a. Increase in Authorised Share Capital and Alteration of Articles of Association of the Company	92.26
	b. Issue of Securities under Employees Stock Option Scheme	99.92
	c. Payment of commission to non-executive directors	99.73
	d. Raising of resources through issue of securities in the international markets	82.47
	e. Increase in limits for FII Investment	99.94
	f. Shifting of Registered office of the Company from the State of Maharashtra to the State of Goa.	99.90
8th January, 2007	a. Alteration of Memorandum of Association by adding Clause VI after the existing Clause V in the Memorandum of Association of the Company	99.99
	b. Alteration of Articles of Association by adding Article 90 after the existing Article 89 in the Articles of Association of the Company.	99.99
	c. Issue of securities under the Employee Stock Option Scheme	99.85
	d. Issue of securities under the Employee Stock Option Scheme to the employees and directors of the holding /subsidiary companies	99.84

The Company had complied with the procedures for Postal Ballot in terms of the provision of Section 192A of the Companies Act, 1956 as well as Companies (Passing of Resolution by Postal Ballot) Rules, 2001 and amendments thereto.

VIII. **Means of communication**

Information like quarterly financial results and media releases on significant developments in the Company as also presentations that have been made from time to time to the media, institutional investors and analysts are hosted on the Company's web site and has also been submitted to the stock exchanges on which the Company's equity shares, GDR and FCCBs are listed, to enable them to put them on their own web sites. The Company has published its Financial Results in The Free Press Journal/ Financial Express (English) and Navshakti (Marathi).

EDIFAR

As per the requirements of Clause 51 of the listing agreement with the stock exchanges, all the data relating to quarterly financial results, shareholding pattern, etc. are being electronically filed on the Electronic Data Information Filing And Retrieval (EDIFAR) website of SEBI (www.sebiedifar.nic.in) within the time frame prescribed in this regard.

IX. **Compliance with other mandatory requirements**

1. **Management Discussion and Analysis**

A Management Discussion and Analysis Report forms part of this Annual Report and includes discussions on various matters specified under Clause 49(IV)(F) of the listing agreement.

2. **Subsidiaries**

The Company does not have any material non-listed Indian subsidiary company and hence, it is not required to have an independent director of the Company on the Board of such subsidiary company. The minutes of the meeting of the board of directors of subsidiary companies are placed before the meeting of board of directors of the Company and the attention of the directors is drawn to all significant transactions and arrangements entered into by the subsidiary companies.

3. **Disclosures**

a **Related Party transactions**

The Company has entered into related party transactions as set out in the Notes to Accounts, which are not likely to have a conflict with the interest of the Company. The details of all significant transaction with related parties are periodically placed before the audit committee.

b **No penalty or strictures**

No penalty or stricture has been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority, on any matter related to the capital markets, since the date of listing of equity shares i.e: 6th March, 2006.

c Disclosure of accounting treatment

In the preparation of financial statements, the Company has followed the Accounting Standards issued by the Institute of Chartered Accountants of India to the extent applicable.

d Disclosures on risk management

The Company has laid down Risk Management Policy defining Risk profiles involving Strategic, Technological, Operational, Financial, Organisational, Legal and Regulatory risks within well defined framework. The Board periodically reviews the business related risks.

e Code of Conduct

The Company adopted the code of conduct and ethics for directors and senior management. The code has been circulated to all the members of the board and senior management and the same has been put on the company's website www.rcovl.com /www.reliancecommunications.co.in. The board members and senior management have affirmed their compliance with the code and a declaration signed by the Manager of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of Clause 49-V of the listing agreement) is given below:

"It is hereby declared that the Company has obtained from all members of the board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the Company for the financial year 2006-07."

Mumbai — Hasit Shukla
30th April, 2007 — Manager

f Certification by CEO and CFO

A certificate from the CEO and CFO was placed before the Board.

g Review of Directors' responsibility statement

The Board in its report have confirmed that the financial accounts for the period ended 31st March, 2007 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

X. Compliance with non-mandatory requirements

1. Tenure of independent directors on the Board

The tenure of independent directors on the Board of the Company shall not exceed nine years in aggregate.

2. Nomination / Remuneration Committee

The Board has set up a Nomination / Remuneration Committee details whereof are furnished at Sr. No. III of this Report.

3. Shareholder rights

The quarterly financial results including summary of significant events of relevant period of three months are published in newspapers and hosted on the website of the Company.

4. Audit qualifications

The Notes on Accounts referred to in the Auditors' Report are self explanatory and therefore do not call for any further comments.

5. Training of Board Members

A programme has been devised to train Board members in the business model of the Company, risk profile of the business parameters, and their responsibilities as directors.

6. Whistle blower policy

The Company has formulated a policy to prohibit managerial personnel from taking adverse action against employees who are disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry in to whistle blower complaint received by the Company.

Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the audit committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the Company have been denied access to the grievance redressal mechanism and audit committee of the Board of the Company.

XI. General shareholder information

The mandatory and various additional information of interest to investors is voluntarily furnished in a separate section on investor information elsewhere in this report.

Auditor's certificate on corporate governance

The Auditors Certificate on compliance of Clause 49 of the listing agreement relating to corporate governance is annexed to this report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Communications, as evolved over a period, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Annual General Meeting

The third Annual General Meeting of the Company will be held on Tuesday, the 17th July, 2007 at 11.00 a. m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Marine Lines, Mumbai 400 020.

Financial year of the Company

The financial year under review of the Company was of fifteen month period from 1st January, 2006 to 31st March, 2007.

Website: The website of the Company www.rcovl.com/ www.reliancecommunications.co.in contains a section about Investor Relations and Media Section It carries comprehensive database of information of interest to our investors including on the results of the Company, dividends declared by the Company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the Company and the services rendered / facilities extended by the Company to our investors.

Dedicated email id for investors: For the convenience of our investors, the Company has designated an exclusive email id for investors i.e. RCOM.investor@relianceada.com.

Compliance Officer: Shri Hasit Shukla, Company Secretary is the Compliance Officer of the Company.

Registrar and Share Transfer Agents

M/s Karvy Computershare Private Limited
Unit: Reliance Communications Limited
Plot No. 17-24, Vittal Rao Nagar, Madhapur
Hyderabad 500 081
Telephone No: 040 2342 0815-8025
Facsimile No: 040 2342 0859
e-mail: praveendmr@karvy.com

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests (through their respective Depository Participant) and other related correspondence directly to M/s. Karvy Computershare Private Limited at the above address for speedy response.

Dividend announcement

The Board of Directors of the Company have proposed a maiden dividend of Re. 0.50 (10%) per Equity Share of the Company for the financial year ended 31st March, 2007, subject to the approval by shareholders at the ensuing Annual General Meeting (AGM). The dividend, if approved, will be paid on or after 18th July, 2007.

Book closure dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the final dividend, if any, for the financial year ended 31st March, 2007, the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, 7th July, 2007 to Tuesday, 17th July, 2007 (both days inclusive) as well as for the purpose of AGM.

Dividend remittance

Dividend on Equity Shares as recommended by the Directors for the financial year ended 31st March, 2007, when declared at the meeting, will be paid:

(i) to those members whose names appear on the Register of Members of the Company, after giving effect to all valid share transfers in physical form lodged with the Company/ Registrar on or before 6th July, 2007.

(ii) in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business hours on 6th July, 2007.

Direct deposit of dividend (electronic clearing service)

Members desirous of receiving dividend by direct electronic deposit to their bank account may authorise the Company with their mandate. For details, kindly write to the Registrar and Share Transfer Agents at the address mentioned above or you may visit the Investor Relations Section at our website www.rcovl.com/www.reliancecommunications.co.in.

Bank details for physical shareholdings

In order to provide protection against fraudulent encashment of dividend warrants, Members are requested to provide, if not provided earlier, their bank account numbers, bank account type, names and addresses of bank branches, quoting folio numbers, to the Registrar and Share Transfer Agents of the Company to enable them to incorporate the same on their dividend warrants. This is a mandatory requirement in terms of Securities and Exchange Board of India (SEBI) circular No. No.D&CC/FITTC/ CIR-04/2001 dated 13th November, 2001.

Bank details for electronic shareholdings

While opening Accounts with Depository Participants (DPs), you may have given your Bank Accounts details, which will be used by the Company for printing on dividend warrants for remittance of dividend. SEBI vide its circular No. DCC/FITTCIR-3//2001 dated 15th October, 2001 has advised that all companies should mandatorily use Electronic Clearing Service (ECS) facility, wherever available. SEBI has also, vide its circular dated 13th November, 2001 referred to above, advised companies to mandatorily print the Bank Account details furnished by the Depositories, on the dividend warrants. This ensures that the dividend warrants, even if lost or stolen, cannot be used for any purpose other than for depositing the monies in the Account specified on the dividend warrants and ensures safety for the investors. However, members who wish to receive dividend in an Account other than the one specified while opening the Depository Account, may notify their DPs about any change in Bank Account Details. Members are requested to furnish complete details of their Bank Accounts including MICR codes of their Banks to their DPs.

Nomination facility

Individual shareholders of physical shares can nominate any person for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the Registrar and Share Transfer Agent of the Company or visit the Investor Relations section at our website www.rcovl.com/ www.reliancecommunications.co.in.

Investor Information (Contd...)

Share transfer system

Shareholders / Investors are requested to send share transfer related documents directly to our Registrar and Transfer Agents whose address is given elsewhere in this Report. The Board has delegated powers to the executives of the Company and RTA to approve transfers/transmission/dematerialisation/ rematerialisation. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA.

Odd lot shares scheme for small shareholders

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. The scheme to be launched will be available to the shareholders of Reliance Communications Limited, who hold upto 49 shares in physical form. The shareholders who wish to avail the above facility can contact the RTA of the Company.

Shareholding pattern as on 31st March, 2007

Sr. No.	Description	Holdings	% of total holdings
1	Promoters	1,36,48,11,060	66.75
2	Foreign holdings		
	A. Foreign holdings - GDRs	3,59,49,089	1.76
	B. Direct By Foreign Companies	9,43,388	0.05
	C. Individual and Others	1,24,87,566	0.61
	D. Foreign Institutional Investors	26,55,28,756	12.98
	Sub-Total	**31,49,08,799**	**15.40**
3	Public Financial/ Development Institutions and Central and State Government owned institutions holdings	8,53,21,278	4.17
4	Bank and Mutual Funds	4,89,82,298	2.40
5	General Public	23,05,91,555	11.28
	Total	**2,04,46,14,990**	**100.00**

Notes:

a. The Company has issued 500,000 Zero Coupon Foreign Currency Convertible Bonds of US$ 1000 each aggregating to US$ 500 million. The Bonds are convertible into Equity Shares or GDS at any time on or after 19th June, 2006 upto close of business 1st May, 2011. If the Bonds were converted at the initial conversion price, approximately 461,57,943 Equity shares would be allotted.

b. The Company has issued 10,000 Zero Coupon Foreign Currency Convertible Bonds of US$ 100000 each aggregating to US$ 1000 million. The Bonds are convertible into Equity Shares or GDS at any time on or after 9th April, 2007 upto close of business 18th February, 2012. If the Bonds were converted at the initial conversion price, approximately 66,709,012 Equity shares would be allotted.

Group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969).

The following persons constitute the Group coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise, control, directly or indirectly, over the Company.

Shri Anil Dhirubhai Ambani
Smt. Tina A. Ambani
Smt. Kokila D. Ambani
Master Jai Anmol A. Ambani
Master Jai Anshul A. Ambani
Reliance Innoventures Private Limited
AAA Enterprises Private Limited
AAA Communication Private Limited
AAA Project Ventures Private Limited
AAA Power Systems (Global) Private Limited
Anadha Enterprise Private Limited
Bhavan Mercantile Private Limited
Reliance General Insurance Company Limited
Sonata Investments Limited
Hansdhwani Trading Company Private Limited
Reliance Capital Limited
Reliance Limited
Reliance India Private Limited
Dhirubhai Ambani Enterprises Private Limited
K.D. Ambani Trust
AAA Industries Private Limited
Reliance Enterprises and Ventures Private Limited
AAA Global Ventures Private Limited
Ambani Industries Private Limited
AAA International Capital Private Limited
Ambani International Private Limited
AAA Business Machines Private Limited
Reliance Big Private Limited

Investor Information (Contd...)

ADA Enterprises and Ventures Private Limited
ADAE Global Private Limited
Ikosel Investments Limited
Ashban Company Limited
Lagerwood Investments Limited
Duns Holdings Limited
Reliance Land Private Limited
Reliance Net Limited
Reliance Energy Limited
Reliance Natural Resources Limited
Adlabs Films Limited
Reliance Energy Generation Limited
Reliance Telecom Infrastructure Limited
Reliance Communications Infrastructure Limited
Reliance Telecom Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Distribution of Shareholding as on 31st March, 2007

No. of Equity Shares	No. of Shareholders	No. of Shares	% of Shareholding
1 - 500	19,21,469	12,45,97,958	06.09
501 - 1000	34,793	2,47,17,448	01.21
1001 - 2000	12,841	1,79,39,327	00.88
2001 - 3000	3,273	80,89,626	00.40
3001 - 4000	1,304	45,74,379	00.22
4001 - 5000	855	39,16,473	00.19
5001 - 10000	1,207	84,54,940	00.41
10001 - 20000	560	79,67,102	00.39
Above 20000	964	1,84,43,57,737	90.21
Total:	**19,77,266**	**2,04,46,14,990**	**100.00**

Investors' grievances attended

Received from	Received during the period	Redressed during the period	Pending as on 31.03.2007
Securities and Exchange Board of India	21	21	0
Stock Exchanges	31	31	0
NSDL / CDSL	19	19	0
Direct from Investors	199	199	0
Total	**270**	**270**	**0**

Analysis of Grievances

Particulars	Numbers	Percentage
Non Receipt of Annual Reports	22	8.15
Non Receipt of Dividend Warrants	16	5.93
Non credit of Shares	16	5.93
Non Receipt of Share Certificates	210	77.77
Others	6	2.22
Total	**270**	**100.00**

Investor's queries/ grievances are normally attended within a period of three days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned. The queries and grievances received correspond to 0.02% of the number of members.

Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not of material in nature.

Dematerialisation of shares

The Company has admitted its shares to the depository system of National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for dematerialisation of Shares. The International Securities Identification Number (ISIN) allotted to the Company is INE 330H01018. The equity shares of the Company are compulsorily traded in dematerialised form as mandated by SEBI.

Out of total 204,46,14,990 equity shares, 197,96,56,948 equity shares constituting 96.82% of total equity share capital are held in dematerialised form with NSDL and CDSL as on 31st March, 2007.

Investor Information (Contd...)

Equity capital build up

Sr. No.	Date	Particulars of issue/ cancellation	No. of equity shares	Cumulative total (No. of shares)
1	16th July, 2004	Equity shares Rs.10 each, allotted upon incorporation	10,000	10,000
2	25th July, 2005	Issue of additional equity shares Rs.10 each	40,000	50,000
3	11th August, 2005	Sub division of equity shares of Rs.10 into Rs.5 per share	50,000	1,00,000
4	27th January, 2006	Allotment of equity shares pursuant to the Scheme of Arrangement	122,31,30,422	122,32,30,422
5	27th January, 2006	Equity shares cancelled pursuant to the Scheme of Arrangement	(1,00,000)	122,31,30,422
6	14th September, 2006	Allotment of equity shares pursuant to the Scheme of Arrangement and Amalgamation	82,14,84,568	204,46,14,990

Stock exchange listings

The Company's equity shares are actively traded on the Indian Stock Exchanges.

A. **Stock exchanges on which the shares of the Company are listed**

1. National Stock Exchange of India Limited (NSE)

Exchange Plaza, Plot no. C/1, G Block, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051

Telephone : 022-2659 8235 /8236 / 8100-8114

Facsimile : 022-2659 8237 /38

e-mail : cmlist@nse.co.in

Web site : www.nseindia.com

2. Bombay Stock Exchange Limited (BSE)

Phiroze Jeejeebhoy Towers, Dalal Street, Fort, Mumbai 400 001

Telephone : 022-2272 1233 / 34

Facsimile : 022-2272 1919

e-mail : corp.relations@bseindia.com

Web site : www.bseindia.com

B. **GDRs of the Company are listed on**

Luxembourg Stock Exchange (LSE)
Société de la Bourse de Luxembourg
11, avenue de la Porte-Neuve
L-2227 Luxembourg

Telephone : (+352) 47 79 36 -1

Facsimile : (+352) 47 32 98

e-mail : info@bourse.lu

Web site : www.bourse.lu

C. **Zero percent foreign currency convertible bonds are listed on**

Singapore Exchange Securities Trading Limited (SGX-ST)
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804

Telephone : (+65) 6236 8888

Facsimile : (+65) 6236 8888

Web site : www.sgx.com

The listing fees payable to BSE and NSE for 2007-08, SGX-ST for 2007 and LSE for 2006-07 have been paid in full by the Company.

D. **Depositary for GDR holders**

Depositary

Deutsche Bank Trust Company Americas

60, Wall Street,

New York - 10005

Telephone : (+1) 212 250 9100

Facsimile : (+1) 212 797 0327

Custodian

Deutsche Bank AG

Mumbai Branch

222, Kodak House,

Post Box No.1142, Fort

Mumbai - 400001

Stock codes

	Physical	Electronic
BSE (Equity shares)	532712	INE 330H01018
NSE (Equity shares)	RCOM	INE 330H01018
Singapore Stock Exchange (FCCBs US$ 1 Billion)	N.A.	XS0286677447
Singapore Stock Exchange (FCCBs US$ 0.5 Billion)	N.A.	XS0249122309

Security codes of GDRs

	Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	75945T106	75945T205
ISIN	US75945T1060	US75945T2050
Common Code	025317530	025317645

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

An Index Scrip :- Equity shares of the Company are included in S & P CNX Nifty index, CNX 100, S&P CNX500, BSE 30, BSE 100, BSE 200, BSE 500 and Futures and Options trading.

Outstanding GDRs of the Company, conversion date and likely impact on equity

Outstanding GDRs as on 31st March, 2007 represent 3,59,49,089 equity shares constituting 1.76% of the paid-up equity share capital of the Company.

Stock price and volume

Month	Bombay Stock Exchange			National Stock Exchange		
	High Rs.	Low Rs.	Volume Nos.	High Rs.	Low Rs.	Volume Nos.
March, 06*	339.10	277.15	130057069	337.75	276.15	226322420
April, 06	324.70	270.10	55377854	324.70	269.05	110839632
May, 06	347.70	230.00	60276843	347.90	228.25	122134876
June, 06	277.40	186.40	67093256	299.00	186.10	128970897
July, 06	280.25	231.25	47340622	274.00	231.05	85225655
August, 06	311.30	254.00	36774288	311.00	253.50	66942785
September, 06	351.95	297.00	40879800	352.00	296.25	96392338
October, 06	400.00	333.85	29134382	399.80	326.00	88907164
November,06	433.35	371.15	29922112	433.00	371.35	101778277
December,06	485.00	390.00	50541207	492.45	388.20	134504283
January, 07	489.00	404.10	40390230	479.90	404.00	115998199
February,07	518.40	400.00	41321159	518.85	399.00	142306127
March, 07	445.00	371.25	47439250	448.70	372.00	139456595

*Since 6th March, 2006, being the date of listing.

Share Price Performance in comparison to broad based indices - BSE Sensex and NSE Nifty.


15000
14000
13000
12000
11000
10000
9000
8000
7000
6000
BSE Sensex
500
450
400
350
300
250
RCOM Share Price on BSE (Closing)
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Month
BSE SENSEX
RCOM


4200
4000
3800
3600
3400
3200
3000
2800
2600
2400
2200
2000
S & P CNX Nifty
500
450
400
350
300
250
RCOM Share Price on NSE (Closing)
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Month
S & P CNX Nifty
RCOM

Depository services

For guidance on depository services, shareholders may write to the Registrar and Share Transfer Agent (RTA) of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Telephone : (022) 2499 4200, Facsimile : (022) 2497 2993 / 2497 6351, e-mail : info@nsdl.co.in, website : www.nsdl.com or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400 023, Telephone: 022-2272 3333 Facsimile: (022) 2272 3199/2072, web site: www.cdslindia.com, e-mail: investors@cdslindia.com

Communication to members

The Quarterly Financial Results of the Company are announced within a month of the end of the respective quarter. The Company's Media Releases and details of significant developments are also made available on the Company's website. These are published in leading newspapers, in addition to hosting them on the Company's website: www.rcovl.com/ www.reliancecommunications.co.in

Policy on insider trading

The Company has formulated a Code of Conduct for Prevention of Insider Trading (Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. The Board has appointed Shri Hasit Shukla, Company Secretary as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The Company's Code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider, while in possession of unpublished Price Sensitive Information in relation to the Company during certain prohibited periods. The Company's Equity Code is available on the Company's website.

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide Circular No.D&CC/ FITTC/CIR-16/2002 dated December 31, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital.

The said certificate, duly certified by the Chartered Accountants is submitted to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the Certificate is also placed before the Board of Directors of the Company.

Key financial reporting details for the financial year (F.Y.) 2007-08

- Unaudited Results for the first quarter ended 30th June, 2007 : On or before 31st July, 2007
- Unaudited Results for the Second quarter/ half year ended 30th September, 2007 : On or before 31st October, 2007
- Unaudited Results for the Third quarter ended 31st December, 2007 : On or before 31st January, 2008
- Audited Results for the Financial Year ended 31st March, 2008 : On or before 30th June, 2008
- Registered office and address for correspondence : Shri Hasit Shukla
  Company Secretary
  Registered offce :
  H Block, 1st Floor,
  Dhirubhai Ambani Knowledge City,
  Navi Mumbai - 400 710
  Telephone : +91 22 3038 6286
  Facsimile : +91 22 3037 6622
  Email : RCOM.investors@relianceada.com

Plant locations

The Company is engaged in the business of providing telecommunications services and as such has no plant.

Investor service centres of Karvy Computershare Private Limited

Sl. No.	City/Centre	STD Code	Phone
1	Agra	0562	2526660 to 63
2	Ahmedabad	079	26420422, 26400527, 28
3	Aligarh	0571	2509106 to 08
4	Allahabad	0532	2260291, 2260292
5	Anantapur	08554	249601, 249607, 249608
6	Ankaleshwar	02646	243291, 243292
7	Aurangabad	02432	2363517, 23, 24, 30
8	Bangalore	080	26621192, 26621193
9	Bareilly	0581	24676809, 3207699
10	Belgaum	0831	2402544, 2402722
11	Bellary	08392	254531, 254532
12	Bharuch	02642	225207, 225208
13	Bhavnagar	0278	2567005, 2567006
14	Bhimavaram	08816	231766, 67, 68, 69
15	Bhopal	0755	3013113, 3010728, 3010731
16	Bhubneshwar	0674	2547531 to 3, 531532
17	Calicut	0495	2760882, 2760884
18	Chandigarh	0172	5071726 to 728,
19	Chennai	044	28151793, 94, 4781
20	Narasaraopet	08647	257501 to 503
21	Coimbatore	0422	2237501 to 506,4377211
22	Cuttack	0671	2335175, 3110827
23	Dehradun	0135	2713351, 2714046
24	Dindigul	0451	2436077, 2436177
25	Durgapur	0343	2586375 to 77
26	Eluru	08812	227851, 52, 54
27	Erode	0424	2225603, 225615
28	Ghaziabad	0120	2701886, 2701891
29	Gobichettipalayam	04285	226275, 226276
30	Gorakhpur	0551	2346519, 2333825
31	Guntur	0863	2326681, 2326686
32	Haldia	03224	276755 to 57
33	Hubli	0836	2232773, 2237774
34	Hyderabad	040	23312454, 23320251
35	Indore	0731	5069891, 5069892
36	Jaipur	0141	2375039, 99, 2363321
37	Jamnagar	0288	2557862 to 65; 3299330
38	Jamshedpur	0657	2487020, 2487045
39	Junagadh	0285	2624154, 2624140
40	Kakinada	0884	2387382, 2387383
41	Kanpur	0512	2330127, 2331445, 3246390
42	Karaikudi	04565	237192, 237193
43	Karur	04324	241892, 241893
44	Kochi	0484	2310884, 2316406, 2322152
45	Kolkata	033	24655006, 5392, 0982, 8369
46	Lucknow	0522	2236820 to 26
47	Madurai	0452	2350855, 2350852 to 854
48	Mangalore	0824	2492302, 2496332
49	Mattancherry	0484	22,232,432,211,229
50	Mumbai (Andheri)	022	26730799, 843, 311, 867
51	Mumbai (Fort)	022	56382666, 56381746, 1747, 1748, 1749, 1750
52	Mysore	0821	2524292, 2524294
53	Nadiad	0268	2563210, 2563245
54	Nasik	0253	2577811, 5602542
55	Nelloe	0861	2349935, 2349936, 23499367
56	New Delhi	011	23324401, 23353835, 981
57	Palghat	0491	2547143, 2547373
58	Panjim	0832	2426870,71, 72,74
59	Patna	0612	2321354,55 ,-56, 57
60	Pondicherry	0413	2220636, 2220640
61	Proddatur	08564	250822, 250823, 250824
62	Pune	020	25539547-25532078, 25533795
63	Rajahmundry	0883	2434468, 2434469
64	Rajkot	0281	2239403, 2239404, 2239338
65	Ranchi	0651	2330385, 2330394
66	Dudhi	05446	254201
67	Rourkela	0661	2510770, 2510771, 2510772
68	Salem	0427	2335700 to 705
69	Shimoga	08182	228795, 228796, 227485
70	Surat	0261	3017155/60,58,59
71	Thanjavur	04362	279407, 279408
72	Theni	04546	261285, 261108
73	Tirupathi	0877	2252756
74	Tirupur	0421	2205865, 5330158
75	Trichur	0487	2,322,483,484,493,490
76	Trichy	0431	2798200, 2791000, 2791322
77	Thiruvananthapuram	0471	2725989, 2725990, 2725991
78	Tumkur	0816	2261891, 2261892, 2261893
79	Udupi	0820	2530962, 2530963
80	Vadodara	0265	2225325, 5168, 89
81	Vallabh-Vidhyanagar	02692	248980, 248873
82	Varanasi	0542	2225365, 222814
83	Vijayawada	0866	2495200, 400, 500, 600,700,800
84	Vishakhapatnam	0891	2752915 to 18
85	Vishakapatnam - Gajuwaka	0891	2511685, 2511686

Auditors' Report on Abridged Accounts

To,
The Members of
Reliance Communications Limited
(formerly Reliance Communication Ventures Limited)

We have examined the attached abridged Balance Sheet of Reliance Communications Limited (formerly Reliance Communication Ventures Limited) ('the Company'), as at 31st March 2007 and also the abridged Profit and Loss Account and abridged Cash Flow Statement for the fifteen month period ended on that date annexed thereto, together with the Significant Accounting Policies and Notes thereon. These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rule and Forms, 1956 and are based on the audited accounts of the Company for the fifteen month period ended 31st March 2007 prepared in accordance with the provisions of Section 211 of the Companies Act, 1956 and covered by our report of even date to the members of the Company, which is attached hereto.

For Chaturvedi & Shah	**For BSR & Co.**
Chartered Accountants	*Chartered Accountants*
Rajesh D. Chaturvedi	**Natrajan Ramkrishna**
Partner	*Partner*
Membership No: 45882	Membership No: 32815

Mumbai
30 April 2007

Auditors' Report

To,
The Members of
Reliance Communications Limited
(formerly known as Reliance Communication Ventures Limited)

We have audited the attached Balance Sheet of **Reliance Communications Limited** (formerly Reliance Communication Ventures Limited) ('the Company') as at 31st March, 2007 and also the Profit and Loss Account and the Cash Flow Statement for the fifteen month period ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 ('the Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to in the paragraph above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors of the Company as at 31st March, 2007 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31st March, 2007 from being appointed as a director of the Company under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion, and to the best of our information and *according to the explanations given to us, the said accounts* give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2007;

   (ii) in the case of the Profit and Loss Account, of the profit of the Company for the fifteen month period ended on that date; and

   (iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the fifteen month period ended on that date.

For Chaturvedi & Shah	**For BSR & Co.**
Chartered Accountants	*Chartered Accountants*
Rajesh D. Chaturvedi	**Natrajan Ramkrishna**
Partner	*Partner*
Membership No: 45882	Membership No: 32815

Mumbai
30 April 2007

Annexure to the Auditors' Report 31st March, 2007

With reference to the Annexure referred to in the Auditors' Report to the Members of Reliance Communications Limited (formerly known as Reliance Communication Ventures Limited) ('the Company') on the financial statements for the fifteen month period ended 31st March, 2007, we report the following:

1. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

   (b) We are informed that the Company physically verifies its assets over a three year period, except for underground fibre infrastructure and base trans-receiver station towers. We are informed that these assets are under continuous operational surveillance at National Network Operating Centre and are therefore not separately physically verified. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this policy, the Company has physically verified certain fixed assets during the period and is in the process of reconciling the results of such physical verification with the fixed assets register. Management believes that differences if any, arising out of such reconciliation are not expected to be material.

   (c) Fixed assets disposed off during the period were not substantial and, therefore, do not affect the going concern assumption.

2. (a) The inventory has been physically verified by management during the current period. In our opinion, the frequency of such verification is reasonable.

   (b) The procedures for the physical verification of inventories followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business.

   (c) The Company is maintaining proper records of inventory. Discrepancies identified on physical verification of inventories as compared to book records were not material.

3. According to the information and explanations given to us, we are of the opinion that there are no companies, firms or other parties covered in the register required under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(iii) of the Order is not applicable.

4. In our opinion, and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories and fixed assets are for the Company's specialised requirements for which suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to the purchase of inventories and fixed assets and with regard to the sale of services. However, the management has informed us that certain weaknesses in information technology general controls are being strengthened to make these commensurate with the size and nature of business. In our opinion, and according to the information and explanations given to us, there is no continuing failure to correct major weaknesses in the internal control system.

5. In our opinion, and according to the information and explanations given to us, there are no contracts and arrangements the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956.

6. The Company has not accepted any deposits from the public.

7. In our opinion, the internal audit system of the Company needs to be strengthened to make it commensurate with its size and the nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of telecommunication activities and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

9. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Wealth tax, Income tax, Service tax, Customs duty, Sales tax, Entry tax, Employees' State Insurance and other material statutory dues have been regularly deposited during the period by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Excise duty and Investor Education and Protection Fund. There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the date from which the aforesaid section comes into force has not yet been notified by the Central Government. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Wealth tax, Income tax, Service tax, Customs duty, Sales tax, Entry tax, Employees' State Insurance and other material statutory dues were in arrears as at 31st March, 2007 for a period of more than six months from the date they became payable.

   (b) According to the information and explanations given to us, there are no dues of Income tax, Wealth tax, Service tax, Customs duty, Employees' State Insurance which have not been deposited on account of any dispute. The dues of Excise duty, Sales tax and Entry tax as disclosed below have not been deposited by the Company on account of disputes.

Annexure to the Auditors' Report 31st March 2007 [illegible]

Name of the Statute	Nature of the Dues	Amount (Rs. in crore)	Period to which the amount relates	Forum where dispute is pending
The Central Excise and Salt Act, 1944	Excise duty	3.32	2002-04	Tribunal
	Excise duty	2.08		Tribunal
Sales Tax Act, Delhi	Sales tax	7.04	2004-05	Commissioner of Trade Tax, New Delhi
Haryana Local Areas Development Tax Act	Entry tax	4.13	2003-04	High Court of Punjab and Haryana
Entry Tax Act, Uttar Pradesh	Entry tax	0.13	2003-04	Trade Tax Tribunal, Lucknow
Trade Tax Act, Uttar Pradesh	Sales tax	9.57	2004-05	Joint Commissioner (Appeals)
		10.53	2005-06	Joint Commissioner (Appeals)
		0.24	2003-04	Trade Tax Tribunal, Lucknow
Entry Tax Act, Madhya Pradesh	Entry tax	0.36	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Entry Tax Act, Chhattisgarh	Entry tax	0.12	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Sales Tax Act, Orissa	Sales tax	4.12	2003-04	Asst. Commissioner of Commercial taxes, Bhubaneshwar
Entry Tax Act, Orissa	Entry tax	0.02	2003-04	Asst. Commissioner of Commercial taxes, Bhubaneshwar
	Entry tax	0.02	2004-05	Asst. Commissioner of Commercial taxes, Bhubaneshwar
Entry Tax Act, Andhra Pradesh	Entry tax	0.47	2006-07	Writ petition filed before High Court of Andhra Pradesh

10. The Company does not have any accumulated losses at the end of the financial period and has not incurred cash losses in the current financial period and in the immediately preceding financial year.
11. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or debenture holders or to any financial institutions.
12. According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
15. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by wholly owned subsidiaries from banks or financial institutions are not prejudicial to the interest of the Company.
16. In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purpose for which they were raised to the extent utilised.
17. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long-term investment.
18. As stated in paragraph (5) above, there are no companies/ firms/parties covered in the register required to be maintained under section 301 of the Companies Act, 1956.
19. The Company has not issued any secured debentures during the period.
20. In respect of the end-use of money raised by issue of foreign currency convertible bonds (FCCB) as disclosed in the Schedules to the financial statements, in our opinion and based on the information and explanations given to us and certified by the management, the Company has utilised an amount of Rs. 1,343 crore for purposes as stated/ specified in the offering document for the FCCB. The unutilised money of Rs. 5,142 crore has been deposited interest free with a wholly owned subsidiary. We are informed by the management that these monies are held by the subsidiary in bank deposits, etc. Refer to Schedule Q, Note 8 (iii) to the financial statements.
21. According to the information and explanations given to us, no significant fraud on or by the Company, that causes a material misstatement to the financial statements, has been noticed or reported during the period.

For Chaturvedi & Shah	**For BSR & Co.**
Chartered Accountants	*Chartered Accountants*
Rajesh D. Chaturvedi	**Natrajan Ramkrishna**
Partner	*Partner*
Membership No: 45882	Membership No: 32815

Mumbai
30th April 2007

Abridged Balance Sheet as at 31st March, 2007

(Statement containing the salient features of Balance Sheet as per section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

	As at 31st March, 2007		As at 31st December, 2005	
SOURCES OF FUNDS				
Shareholders' Funds				
(a) Capital				
(i) Equity	1 022.31		0.05	
(ii) Equity Share Capital - Pending Allotment	-		611.57	
		1 022.31		611.62
(b) Reserves and Surplus				
(i) Capital Reserve	0.05		-	
(ii) Securities Premium Account	8 885.07		-	
(iii) General Reserve I	5 538.00		14 777.77	
(iv) General Reserve II	2 785.21		-	
(v) Surplus in Profit & Loss Account	2 294.90		5.65	
		19 503.23		14 783.42
Loan Funds				
(i) Secured Loans	5 113.57		-	
(ii) Unsecured Loans	9 454.27		-	
		14 567.84		-
Deferred Tax Liability		-		0.63
Total		35 093.38		15 395.67
APPLICATION OF FUNDS				
Fixed Assets				
(a) Net Block (Original Cost Less Depreciation)	18 098.45		166.24	
(b) Capital Work-in-Progress	2 185.60		-	
		20 284.05		166.24
Investments				
(a) Government Securities	0.01		-	
(b) Investment in Subsidiary Companies - Unquoted	5 358.50		12 072.16	
(c) Others - Unquoted	75.92		1.93	
		5 434.43		12 074.09
Current Assets, Loans and Advances				
(a) Inventories	98.51		-	
(b) Sundry Debtors	802.11		-	
(c) Cash and Bank Balances	68.45		0.05	
(d) Other Current Assets				
(i) To Subsidiary Companies	11 096.19		-	
(ii) To Others	197.94		0.29	
(e) Loans and Advances				
(i) To Subsidiary Companies	5 561.78		-	
(ii) To Others	2 282.06		3 158.62	
	20 107.04		3 158.96	
Less: Current Liabilities and Provisions				
(a) Liabilities	6 309.33		1.05	
(b) Provisions	4 422.81		2.57	
	10 732.14		3.62	
Net Current Assets		9 374.90		3 155.34
Total		35 093.38		15 395.67

Refer Accounting Policies
Refer Notes on Accounts
Compiled from the Audited Accounts of the Company referred to in our Report dated 30th April, 2007

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants
Natrajan Ramakrishna
Partner
Membership No. 32815

Mumbai
30th April, 2007

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**

Company Secretary & Manager **Hasit Shukla**

Abridged Profit & Loss Account for the period ended 31st March, 2007
(Statement containing the salient features of Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act 1956)

(Rs. in crore)

	For fifteen months ended 31st March, 2007	For nine months ended 31st December, 2005
INCOME:		
Service Revenue (Net of service tax)	11 453.87	-
Other Operating Income -Subsidy	271.39	-
Other Income	36.65	6.47
	11 761.91	6.47
EXPENDITURE		
Access Charges, License Fees and Network Expenses	4 444.82	-
Selling Expenses	1 399.88	-
Salary, Wages and Other Employee Benefits	639.90	1.11
Managerial Remuneration	44.50	-
Financial Charges (Net) (Net of Financial Income of Rs.224.17 crore (Previous period Rs.6.79 crore))	232.38	(6.79)
Depreciation and Amortisation	2 496.64	2.74
Amount of depreciation adjusted against Provision for Business Restructuring (Refer note 4 (b)(iv) of Notes to Accounts)	(660.52)	-
Auditors Remuneration	6.14	0.02
Provision for Doubtful Debts, Loans and Advances	138.58	-
General Adminstration Expenses	574.84	0.54
Profit before Adjustments pursuant to Scheme of Amalgamation / Arrangement, Tax, Exceptional Items	2 444.75	8.85
Exceptional Item		
Customer Verification expense (Refer note 9 of Notes to Accounts)	23.90	-
Adjustments Pursuant to Scheme of Amalgamation/Arrangement inter alia for Merger of Reliance Infocomm Limited into the Company		
Investments in Reliance Infocomm Limited Written off	9 239.77	-
Equivalent Amount withdrawn from Reserve arising (not created) on vesting inter alia of the said investments on demerger from Reliance Industries Limited. (Refer note 4 (b) (ii) of Notes to Accounts)	(9 239.77)	-
Profit Before Tax	2 420.85	8.85
Provision for		
- Current Tax	0.27	2.57
- Fringe Benefit Tax	11.73	-
- Deferred Tax	-	0.63
Profit After Tax	2 408.85	5.65
Add: Balance Brought Forward from Previous Year	5.65	-
Amount available for Appropriations	2 414.50	5.65
APPROPRIATIONS		
Proposed Dividend on Equity Shares	102.23	-
Tax on Proposed Dividend	17.37	-
Balance carried to Balance Sheet	2 294.90	5.65
Basic and Diluted Earnings per Share of face value of Rs. 5 each (in Rupees) (Refer note 17 of Notes to Accounts)		
- Basic	11.98	849.62
- Diluted	11.23	0.10

Refer Accounting Policies
Refer Notes on Accounts.
Compiled from the Audited Accounts of the Company referred to in our Report dated 30th April, 2007.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants
Natrajan Ramakrishna
Partner
Membership No. 32815

Mumbai
30th April, 2007

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**

Company Secretary & Manager — **Hasit Shukla**

Significant Accounting Policies

1 Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

2 Use of Estimates

The preparation and presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known/materialised.

3 Fixed Assets

i) Fixed Assets are stated at cost net of modvat / cenvat less accumulated depreciation, amortisation and impairment loss, if any.

ii) Net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets acquired from a country outside India, are capitalised.

iii) Expenses incurred relating to project prior to commencement of commercial operation are considered as project development expenditure and shown under Capital Work-in-Progress.

iv) Entry Fees paid for Telecom Licenses and Indefeasible Right of Connectivity are stated at cost for acquiring the same less accumulated amortisation.

4 Depreciation / Amortisation

i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated as given below:

a) Ducts and Cables - 18 years

b) Telecommunication Electronic Equipment - 10 years

c) Furniture, Fixtures and Office Equipments - 10 years

d) Customer Premises Equipment - 3 years

e) Vehicle - 5 years

ii) Leasehold Land is depreciated over the period of the lease term.

iii) Intangible assets, namely entry fees for Telecom Licenses and Brand License are amortised equally over the balance period of licenses. Indefeasible Right of Connectivity and Software are amortised from the date of acquisition or commencement of commercial services. The period of these Intangible assets is as follows:

a) Telecom Licenses - 20 years

b) Indefeasible Right of Connectivity - 15 to 20 years (over the licence agreement peiod)

c) Brand License - 10 years

d) Software - 5 years

5 Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss of prior accountig period is increased/ reversed where there has been change in the estimate of recoverable amount. The recoverable value is the higher of the assets' net selling price and value in use.

6 Lease

In respect of operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the Accounting Standard - 19 issued by the Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs are expensed in the year in which such costs are incurred. Income from leased assets is accounted by applying the interest rate implicit in the lease to the net investment.

7 Investments

Current Investments are carried at lower of cost and quoted / fair value, computed investment wise. Long Term Investmets are stated at cost. Provision for diminution in the value of long-term investments is made only if such decline is other than temporary, in the opinion of the management.

Significant Accounting Policies (Contd...)

8 Inventories of Stores and Spares

Inventories of stores and spares are accounted for at costs, determined on weighted average basis, or net realisable value, whichever is less.

9 Employee Retirement Benefits

Company's Contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account as incurred. Gratuity and Leave Encashment Benefit are charged to Profit and Loss Account on the basis of Actuarial valuation as at balance sheet date.

10 Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets up to the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

11 Issue Expenses and Premium on FCCB

The premium payable on redemption and issue expenses on issue of Foreign Currency Convertible Bonds is charged to Securities Premium Account.

12 Foreign Currency Transactions

i) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

iii) Non monetary foreign currency items are carried at cost.

iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets from outside India in which case they are adjusted to the carrying cost of such assets.

13 Revenue Recognition

Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

14 Provision for Doubtful Debts and Loans and Advances

Provision is made in the Accounts for doubtful debts and loans and advances in cases where the management considers the debts, loans and advances to be doubtful of recovery.

15 Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when they are incurred.

16 Taxes on Income and Fringe Benefit Tax

Provision for Income Tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprise of Current Tax, Fringe Benefit Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income tax payable/recoverable in respect of the taxable income / loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of assets.

17 Government Grants

Subsidies provided by Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

18 Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date

1 The previous period's figures have been regrouped and rearranged , wherever necessary.

2 The results for the fifteen months ended 31st March, 2007 includes twelve months' operating results of erstwhile Reliance Infocomm Limited for the period from 1st April, 2006 to 31st March, 2007, which was merged into the Company with effect from 31st March, 2006 and hence, the figures relating to the previous period and fifteen months ended 31st March, 2007 are not comparable.

3 Consequent to fresh Certificates of Incorporation dated 7th June, 2006 received from the Registrar of Companies Maharashtra, Mumbai name of the Company has been changed from Reliance Communication Ventures Limited to Reliance Communications Limited.

4 a. In terms of the Scheme of Amalgamation and Arrangement ("the Scheme II ") under sections 391 to 394 of the Companies Act, 1956 sanctioned by order dated 21st July, 2006 and dated 10th August 2006(revised) of Hon'ble High Court of Judicature at Bombay, and the order dated 18th July, 2006 of the Hon'ble High Court of Gujarat, with effective date 12th September, 2006,

i) Ambani Enterprises Private Limited ("AEPL"), Reliance Business Management Private Limited ("RBMPL"), Formax Commercial Private Limited("FORMAX"), Reliance Communications Technologies Limited ("RCTL"), Reliance Software Solutions Private Limited("RSSPL"), Reliance Communications Solutions Private Limited ("RCSPL"), hereinafter referred as "Transferor Companies" whose core activity is holding group company shares, have been amalgamated with the Company from the appointed date 1st January, 2006, and

ii) Panther Consultants Private Limited (herein after referred as "PCPL" or " Transferor Companies"), whose core activity is holding group company shares, have been amalgamated with the Company from the appointed date 1st March, 2006, and

iii) Reliance Infocomm Limited (herein after referred "RIC" or " Transferor Companies") whose core activity is provision of Telecommunication services, have been amalgamated with the Company from the appointed date 31st March 2006 and

iv) Network division of the Reliance Communications Infrastructure Limited ("RCIL") having the telecom infrastructure, have been demerged to the Company from the appointed date 31st March, 2006. Consequently, with effect from 31st March, 2006, the Indefeasible Right of Connectivity agreement between RIC and RCIL has been terminated.

v) As an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, FLAG Telecom Group Limited and Other subsidiaries of RIC became wholly owned subsidiaries of the Company.

b. In accordance with the said Scheme and as per the Hon'ble courts' approval:

i) The assets, properties, liabilities, rights and obligations of

- AEPL, RBMPL, FORMAX, RCTL, RSSPL, RCSPL have been vested in the Company with effect from 1st January, 2006
- PCPL has been vested in the Company with effect from 1st March, 2006
- RIC has been vested in the Company with effect from 31st March, 2006
- The Network Division of RCIL has been vested in the Company with effect from 31st March 2006

and have been recorded in accordance with the provisions of the Scheme as follows:

ii) All the assets recorded in the books of Transferor Companies and the Network Division of RCIL is recorded by the Company at their respective fair values and all the liabilities recorded in the books of Transferor companies are recorded by the company at their respective book values as appearing in the books of Transferor companies. Rs. 9 239.77 crore representing the Investments in equity shares of RIC held by the Company; prior to amalgamation is written-off through the Profit and Loss account of the Company and an equivalent amount for the purpose of these accounts, has been drawn from General Reserve arising on and pursuant to Demerger of "Telecommunication Undertaking" of Reliance Industries Limited into the Company.

iii) The Company has issued and allotted 55,63,29,165 equity shares of Rs. 5/- each fully paid up to the equity shareholders of AEPL and 26,51,55,403 equity shares of Rs.5/- fully paid up each to the equity shareholders of PCPL. The same is recorded as Share Capital in the books of the Company. Upon said allotment, the paid up equity share capital of the Company has increased to Rs. 1 022.31 crore divided into 204,46,14,990 equity shares of Rs. 5/- each fully paid up.

iv) The excess of fair value of Assets of Rs. 23 207.60 crore over the loan liabilities of Rs. 7 953.61 crore and consideration paid in the form of allotment of Equity shares of value Rs. 410.74 crore being Rs. 14 843.25 crore has been dealt with as under:

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date (Contd...)

Rs. 3 000.00 crore is credited to and held as Provision for Business Restructuring to meet the increased depreciation, cost, expenses and losses including on account of impairment or write down of assets which may be suffered by the Company, pursuant to the Scheme or otherwise in course of its business or in carrying out such restructuring of the operations of the Company or its Subsidiaries. During the period ended 31st March, 2007 additional depreciation on fair valuation of assets of Rs. 660.52 crore and expenses relating to the Scheme of Rs. 28.53 crore have been adjusted against the aforesaid provision.

Rs. 9030.63 crore, representing Securities Premium shown in the books of RIC, attributable to RIC shares other than those being cancelled under the Scheme has been credited to Securities Premium Account.

The balance of excess of Rs. 2 812.62 crore as above is shown under General Reserve No.II Account.

Had the Scheme not prescribed this treatment, an amount of Rs. 14 843.25 crore would have been credited to Capital Reserve as required by the Purchase Method prescribed by Accounting Standard 14 on Accounting for Amalgamation issued by The Institute of Chartered Accountants of India.

5 In terms of the Scheme of Arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited (RIL), the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Judicature at Mumbai dated 9th December, 2005 and same has been filed with Registrar of Companies on 21st December, 2005 and the appointed date as per the Scheme is 1st September, 2005.

As per the said Scheme:

i) In consideration of the demerger, the Company issued and allotted 122,31,30,422 Equity shares of Rs. 5 each amounting to Rs. 611.57 crore to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL.

ii) Excess of net assets so recorded, over the amount of share capital issued amounting to Rs. 14 777.77 crore is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as a reserve with the nomenclature 'General Reserve No I'.

6 Plant and Machinery includes Ducts, Optical Fibres and associated properties which are part of Network division amounting to Rs. 4125.04 crore (previous period Nil) is jointly owned with Reliance Communications Infrastructure Limited (RCIL), a wholly owned subsidiary of the Company.

7 **Scheme of Arrangement for transfer of passive infrastructure**

In terms of the Scheme of Arrangement ("The Scheme") under section 391 to 394 of the Companies Act, 1956, as approved by the High Court of Judicature at Bombay vide order dated 16th March, 2007 (being effective from 10th April, 2007), the Company and Reliance Telecom Ltd., wholly owned subsidiary of the Company shall transfer the passive infrastructure comprising of Wireless and Broadcasting towers to Reliance Telecom Infrastructure Limited also a significantly owned subsidiary of the Company. Estimated amount of assets for passive infrastructure is Rs. 3 924 crore.

8 (i) The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US$ 50 crore on 9th May 2006 having maturity period of 5 years and 1 day. Each FCCB is convertible into equity shares of the Company at the price of Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on 21st March 2006. In the event of the FCCB are fully converted into equity, the equity share capital of the Company would increase by approximately 4.62 crore equity shares of Rs. 5 each. The premium payable on redemption of Rs. 91.39 crore as on 31st March 2007 and issue expenses of Rs. 11.24 crore, is charged to the Securities Premium Account.

On and at any time after 9th May 2009 and on and prior to the Maturity Date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the bonds in whole and not in part at their Early Redemption Amount, provided that no such redemption may be made unless the Aggregate Value (as defined in the terms and conditions) on each Trading Day during a period of not less than 30 consecutive Trading Day, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption Amount.

(ii) The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US$ 100 crore on 28th February 2007 having maturity period of 5 years and 1 day. Each FCCB is convertible into equity shares of the Company at the price of Rs. 661.23 per share, representing a premium of 28% to the closing price of the shares on 5th February 2007. In the event of the FCCB are fully converted into equity, the equity share capital of the Company would increase by approximately 6.67 crore equity shares of Rs. 5 each. The premium payable on redemption of Rs.18.51 crore and issue expenses of Rs.24.42 crore as on 31st March 2007 is charged to Securities Premium Account.

On and at any time after 28th February 2010 and on and prior to the Maturity Date, the Company may, subject to certain terms and conditions as per the offering memorandum, having given not less than 30 days nor more than 60 days notice to the Bondholders, redeem the bonds in whole and not in part at their Early Redemption Amount, provided that no such redemption may be made unless the Aggregate Value (as defined in the terms and conditions) on each Trading Day during a period of not less than 30 consecutive Trading Day, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption Amount.

(iii) Rs. 1343 crore out of the proceeds of the above bonds have been used for capital expenditure in the Company's operations. Pending utilisation the balance Rs. 5142 crore has been kept in bank deposits through a wholly owned subsidiary.

(iv) Unsecured Loans Rs. 109.90 crore, being premium on redemption of Foreign Currency Convertible Bonds, raised during the current period.

9 **Exceptional Item (Note 11-Schedule Q of Annual Accounts)**

The Company has taken adequate steps for verification of customers and is spending reasonable amount while taking those customers on board on due compliance of the then norms for customer verification. Department of Telecommunication (DoT) has issued a directive for comprehensive address verifications of all customers. Accordingly total amount of 23.90 crore for Customer Verification expense has been provided as Exceptional item.

10 **Provisions and Contingent Liabilities (Note 12-Schedule Q of Annual Accounts)**

I) **Provisions**

Provisions include, Provision for Disputed Claims and Others of Rs 1837.43 crore and Provision for Commission to Non Executive Directors of Rs. 44 crore.

Provision for disputed claims consists of Provision for Disputed Claims of Rs 1813.53 crore and verification of customers Rs. 23.90 crore. Out of the provision of Rs 1837.43 crore an amount of Rs 1815.99 crore vested on account of Scheme of Amalgamation and Arrangement.

During the period from 1st January 2006 to 31st March 2007, an amount of Rs 19.78 crore relating to sales tax liability has been reversed. An amount of Rs 17.32 crore has been provided towards Interconnect Usage Charges. No amount has been utilised out of the provision.

Provisions shall be utilised on settlement of the claims. The liability against provision for Commission to Non Executive Directors will be paid during the year 2007 -08

Also refer Note 8(iv)

II) **Contingent Liabilities**

		As at 31st March 2007 (Rs. in crore)	As at 31st December 2005 (Rs. in crore)
a.	Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**875.93**	-
b.	Disputed Liabilities in Appeal		
	- Sales Tax/VAT	**33.68**	-
	- Excise/Service Tax	**5.40**	-
	- Entry Tax/Octroi	**5.38**	-
c.	Guarantees given to Banks/Company against credit facilities provided to Subsidiary Companies	**1 023.48**	-
		1 943.87	-

11 **(Note 13-Schedule Q of Annual Accounts)**

The Company being in the business of Telecommunication Services is eligible for deduction u/s 80IA (Tax holiday) of the Income tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, the same is not recognised in books of accounts as at 31st March 2007 as per the Accounting Standards Interpretation (ASI) 3 read with Accounting Standard 22 issued by the Institute of Chartered Accountants of India

Particulars	31st March 2007 (Rs. in crore)	31st December 2005 (Rs. in crore)
On account of timing difference of depreciation	Nil	0.63

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date (Contd...)

12 **Auditors Remuneration (Excluding Service Tax) (Note 14-Schedule Q of Annual Accounts)**

	31st March 2007 (Rs. in crore)	31st December 2005 (Rs. in crore)
Statutory Audit	4.08	0.02
Tax Audit	0.25	-
Certification and Other Services	1.81	-

13 **Finance Lease: (As a Lessor) (Note 19-Schedule Q of Annual Accounts)**

The following are lease rentals receivable as at 31st March 2007

(Rs. in crore)

Due	Gross Investment	Unearned Finance Income	Present Value of Minimum Lease Payments
Within one year	14.39	7.31	7.08
	(11.37)	(6.35)	(5.02)
Later than one year and not later than five years	32.19	8.77	23.42
	(45.47)	(17.19)	(28.28)
Later than five years	-	-	-
	(13.41)	(1.95)	(11.46)
Total	46.58	**16.08**	**30.50**
	(70.25)	(25.49)	(44.76)

Note: Figures in brackets represent previous period 's figures

General description of lease terms:

- Lease rentals are charged on the basis of agreed rate of interest
- Assets are given on lease on a period of 10 years
- The Company has leased the assets to Reliance Communications Infrastructure Limited (RCIL), a wholly owned subsidiary of the Company, and is not charging lease rentals w.e.f. 1st July, 2006.

14 **Particulars of Derivative Instruments (Note 20-Schedule Q of Annual Accounts)**

Particulars of Derivative Instruments acquired for hedging	No. of Instruments	Value US$ crore	Value (Rs. in crore)
Principal Only Swap	26	24.33	1 057.76
Currency Swaps	20	72.39	3 147.05
Interest rate Swaps-FC	27	95.50	4 151.39
Interest rate Swaps-INR	63	96.43	4 192.00
Options	22	73.74	3 205.70
Structured Derivatives	2	7.45	323.94

No derivative instruments are for speculation purpose.

In respect of Foreign exchange Swap and Interest rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains/ losses are recognized on the settlement day or the reporting day whichever is earlier at the rate prevailing in the respective day. However, in the case of principal portion, gain is recognised only on settlement day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are USD 214.43 crore (equivalent Rs. 9 321.48 crore.)

The unamortised premium of Buyers credit to be recognised is Rs 12.59 crore.(previous period Nil) for one or more subsequent accounting periods.

15 **(Note 22-Schedule Q of Annual Accounts)**

Segment disclosure as per Accounting Standard AS-17 - Segment Reporting, is reported in Consolidated Accounts of the Company. Therefore, the same has not separately been disclosed in line with the provision of AS-17.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date (Contd.)

16 **(Note 23-Schedule Q of Annual Accounts)**

The company has followed the provisions of Accounting Standard AS -15 (Revised) -"Employee Benefits" issued by The Institute of Chartered Accountants of India, while providing for retiral benefits of leave encashment and gratuity..

17 **Earnings per Share (Note 24-Schedule Q of Annual Accounts)**

		For the period of fifteen months ended 31st March, 2007	For the period of nine months ended 31st December, 2005
Basic and Diluted EPS			
a)	Profit / (Loss) attributable to Equity Shareholders (Rs. in crore) (Numerator used for calculation)	**2 408.85**	5.65
b)	Profit / (Loss) attributable to Equity Shareholders (Rs. in crore) (Numerator used for calculation of Diluted EPS)	**2 299.63**	5.65
c)	Weighted average number of Equity Shares used as denominator for calculating Basic EPS	**201 02 32 201**	66 546
d)	Add: Effect of potential equity shares to be issued under FCCB	**3 77 63 103**	-
e)	Weighted average number of Equity Shares used as denominator for calculating Diluted EPS	**204 79 95 304**	54 36 13 521
f)	Basic Earnings per Share of Rs. 5 each (in Rupees.)	**11.98**	849.62
g)	Diluted Earnings per Share of Rs. 5 each (in Rupees.)	**11.23**	0.10

18 **(Note 26-Schedule Q of Annual Accounts)**

The management is currently in the process of identifying enterprises which have provided goods and services to the company and which qualify under the definition of medium and small enterprises, as defined under Micro, Small and Medium Enterprises Development Act, 2006. Accordingly, the disclosure in respect of the amounts payable to such micro, medium and small enterprises as at 31st March, 2007 has not been made in the financial statements. However, in view of the management, the impact of interest, if any, that may be payable in accordance with the provisions of the Act is not expected to be material.

19 **Loans and Advances in the nature of loans (Note 25-Schedule Q of Annual Accounts)**

(Rs. in crore)

S. No.	Name of the Company	As At 31st March, 2007	As At 31st December, 2005	Maximum Balance during the year
a)	Reliance Gateway Net Limited	977.67	-	977.67
b)	Reliance Web Store Private Limited	1 128.09	-	1 128.09
c)	Netizen Rajasthan Limited	7.20	-	7.20
d)	Gateway Net Trading Pte. Limited	9.37	-	9.37
e)	Reliable Internet Services Limited	175.30	-	175.30
f)	Reliance Telecom Limited	1 092.78	-	1 092.78
g)	Campion Properties Limited	36.78	-	36.78
h)	Reliance Communications Infrastructure Limited	1 504.59	-	1 504.59
i)	Reliance Infocomm Infrastructure Private Limited	630.00	-	630.0

Loans and Advances to subsidiaries are interest free loans, where there is no repayment schedule and are repayable on demand.

20 Performance Ratios

	For fifteen months ended 31st March, 2007	For nine months ended 31st December, 2005
a) Income / Total Assets	0.26	0.00
b) Net Profit Before Interest and Tax / Capital Employed (%)	7.63	0.01
c) Return on Networth (%)	11.74	0.04
d) Profit After Tax / Income (%)	20.48	87.30

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date (Contd...)

21 As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Acccounting Standard are given below :

A List of Related Parties

Subsidiary companies (direct and/ step down subsidiaries) and companies over which the Company exercises control over ownership and voting power.

1 Gateway Systems (India) Limited
2 Reliance Gateway Net Limited
3 Reliance Infoinvestments Limited
4 Reliance Infocomm Solutions Limited
5 Netizen Gujarat Limited
6 Reliance Webstores Limited
7 Netizen Rajasthan Limited
8 Reliance Communications Investment and Leasing Limited
9 Reliance Communications Infrastructure Limited
10 Reliance Telecom Limited
11 Reliable Internet Services Limited
12 Campion Properties Limited
13 Reliance Telephones Limited
14 Reliance Mobile Limited
15 Reliance Telecom Infrastructure Ltd. (formerly Reliance Communications Rajasthan Limited)
16 Matrix Innovations Limited
17 Synergy Enterpreneur Solution Private Limited
18 Reliance Infocomm Infrastructure Private Limited
19 Assam Network Private Limited (upto 12.01.2007)
20 Rajasthan Network Private Limited (upto 30.01.2007)
21 Reliance Infocom BV
22 Reliance Infocom Inc.
23 Reliance Communications (UK) Limited
24 Reliance Communications Hong Kong Limited
25 Reliance Communications Inc.
26 Reliance Communications Canada Inc.
27 Reliance Netway Inc.
28 Reliance Communications International Inc.
29 FLAG Telecom Group Limited
30 FLAG Telecom Belgium Network SA
31 FLAG Pacific Holdings Limited
32 FLAG Telecom Development Limited
33 FLAG Telecom Group Services Limited
34 FLAG Pacific Limited
35 FLAGWEB Limited
36 FLAG Telecom USA Limited
37 FLAG Telecom Network USA Limited
38 FLAG Telecom Development Services Company LLC
39 FLAG Atlantic France SAS
40 FLAG Telecom France Services Eurl
41 FLAG Telecom France Network SAS
42 FLAG Telecom Deutschland GmbH
43 FLAG Telecom Deutschland Network GmbH
44 FLAG Telecom Hellas AE
45 FLAG Telecom Asia Limited
46 FLAG Access India Private Limited
47 FLAG Telecom Ireland Network Limited
48 FLAG Telecom Network Services Limited
49 FLAG Telecom Ireland Limited
50 FLAG Telecom Servizi Italia SpA
51 FLAG Telecom Japan Limited
52 FLAG Telecom Korea Limited
53 FLAG Telecom Singapore Pte. Limited
54 FLAG Telecom Espana SA
55 FLAG Telecom Espana Network SAU
56 FLAG Telecom Taiwan Services Limited
57 FLAG Telecom Taiwan Limited
58 FLAG Telecom Nederland BV
59 FLAG Telecom Nederland Network BV
60 FLAG Atlantic UK Limited
61 FLAG Telecom Limited
62 Gateway Net Trading Pte. Limited, Singapore (w.e.f. - 23.02.2006)
63 Reliance Communications (Singapore) Pte. Limited (w.e.f. - 22.08.2006)
64 Reliance Communications (New Zealand) Pte. Limited (w.e.f. - 17.08.2006)
65 Reliance Communications (Australia) Pty Limited (w.e.f. - 29.08.2006)
66 RCOM Malaysia SDN.BHD. (w.e.f. - 17.11.2006)
67 Reliance GlobalCom Limited
68 Reliance National Communications Limited #
69 Reliance Communications Maharashtra Private Limited (up to 01/01/2007) #
70 Reliance Communications Himachal Pradesh Private Limited (up to 01/01/2007) #
71 Reliance Communications West Bengal Private Limited (up to 01/01/2007) #

72 Reliance Communications Delhi Private Limited (up to 01/01/2007) #

73 Reliance Communications Tamil Nadu Private Limited (up to 01/01/2007) #

74 Reliance Communications Jammu and Kashmir Private Limited (up to 01/01/2007) #

75 Reliance Communications Haryana Private Limited (up to 01/01/2007) #

76 Karma Commercial Private Limited (up to 01/01/2007) #

77 Gurukul Commercial Private Limited (up to 01/01/2007) #

78 Parikrama Commercial Private Limited (up to 01/01/2007) #

79 Reliance Infosoft Private Limited (up to 01/01/2007) #

80 Reliance Communications Technologies Limited (up to 12.09.2006) #

81 Reliance Software Solutions Private Limited (up to 12.09.2006) #

82 Reliance Communications Solutions Private Limited (up to 12.09.2006) #

83 Ambani Enterprises Private Limited (up to 12.09.2006) #

84 Netizen Madhya Pradesh Private Limited #

85 Netizen Maharashtra Private Limited #

86 Netizen West Bengal Private Limited #

87 Seoul Telenet inc. #

88 FLAG Holdings (Taiwan) Limited #

Holding Companies

89 AAA Communications Private Limited

90 Reliance Innoventures Private Limited

Fellow subsidiaries of holding company

91 Reliance Capital Limited

92 Reliance General Insurance Company Limited

Other Related Parties

	Name	Relationship
93	Shri Anil D. Ambani	Person having control at any time during the period
94	Shri Hasit Shukla	Key Managerial person

\# Companies over which the Company exercises control over ownership and voting power.

Significant Related Party Transactions :

1 Fixed assets acquired during the period includes from Flag Telecom France Limited Rs. 44.01 crcre, Reliance Communication Infrastructure Limited Rs. 85.43 crore. *(previous period Nil)*

2 Loans and Advances include loan granted during the period of Rs. 175.30 crore to Reliable Internet Services Limited, Rs. 1 283.49 crore to Reliance Telecom Limited, Rs. 933.99 crore to Reliance Webstores Limited, Rs. 36.78 crore to Campion Properties Limited, Rs. 9.37 crore to Gateway Net Private Limited, Rs. 630.00 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 6 342.95 crore to Reliance Communication Infrastructure Limited and loans repaid during the period of Rs. 5 834.37 crore by Reliance Communication Infrastructure Limited, Rs.190.70 crore by Reliance Telecom Limited, Rs. 0.06 crore by Reliance Infocommm Solutions Limited.(Previous period - Loans & Advance include loans granted during the period of Rs. 3.30 crore to Reliance Communication Infrastructure Limited and repaid during the period Rs. 1.09 crore by Reliance Communication Infrastructure Limited, Rs. Nil of Reliance Infoinvestments Limited, Reliable Internet Services Limited, Reliance Telecom Limited, Reliance Webstores Limited, Campion Properties Limited, Gateway Net Private Limited, Reliance Infocomm Infrastructure Private Limited.)

3 Sundry debtoRs. include from Reliance Communications Inc. Rs. 128.37 crore, Rs. 32.20 crore from Reliance Communication Infrastructure limited, Rs. 48.61 crore from Flag Telecom Ltd.(previous period Nil)

4 Deposits granted during the period includes Rs. 13 517.14 crore to Reliance Infoinvestments Limited. Deposits repaid during the period include Rs. 7802.79 crore by Reliance Infoinvestments Limited (previous period Nil).

5 Other Receivables includes Rs. 732.45 crore from Reliance Communications Infrastructure Limited, Rs. 194.81 crore from Reliance Infoinvestment Limited and Rs. 9.46 Crore from Reliance General Insurance Limited (previous period Nil).

6 Sundry CreditoRs. includes Rs. 994.92 crore to Reliance Communications Infrastructure Limited, Rs. 122.10 crore to Flag Telecom Group Limited and Rs. 187.35 crore to Reliance Webstore Limited, Rs. 132.36 crore from Gateway Net Trading Pte. Limited.(previous period Nil)

7 Turnover includes transactions with Reliance Communications Infrastructure Limited Rs. 185.11 crore, Reliance Communications Inc. Rs. 1041.90 crore, Reliance Communications Int. Inc. Rs. 208.52 crore, Reliable Internet Services Limited Rs. 6.38 crore, Reliance Telecom Limited Rs. 78.29 crore, Flag Telecom France Rs. 13.05 crore, Reliance Communication Canada Inc. Rs. 7.42 crore, Gateway Systems India Limited Rs. 0.83 crore and Reliance Webstores Limited Rs. 45.35 crore. *(Previous period - Income includes from Reliance Communication Infrastructure Limited Rs. 4.95 crore.)*

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date (Contd...)

8. Other Income includes from Reliance Infoinvestments Limited Rs. 53.38 crore, Reliance Communications Infrastructure Limited Rs. 40.11 crore towards interest, Rs. 2.36 crore towards lease rentals and Rs. 2.47 crore towards facility usage charges. *(Previous period Nil)*

9 Expenditure includes Access Charges from Reliance Communications Inc. Rs. 89.81 crore, Reliable Internet Services Limited Rs. 2.46 crore, Reliance Telecom Limited Rs 37.50 crore, Network Operation Expenses includes Reliance Communications Infrastructure Limited Rs. 83.61 crore, Flag Telecom Ireland Rs 20.93 crore, Reliance Communications Int. Inc. Rs. 7.36 crore, Reliance Communications UK Rs 6.01 crore . Selling and Marketing expenses includes Rs. 96.68 crore to Reliance Communications Infrastructure Limited and Rs. 161.45 crore to Reliance Webstore Limited. Professional Fees includes to Reliance Infocom Inc. Rs. 3.74 crore. Rent Includes Reliance Capital Limited Rs. 4.41 crore, General and Administrative Expense includes Reliance Communication Infrastructure Limited Rs 111.82 crore, Reliance Infocomm Infrastructure Private Limited Rs. 95.83 crore and Reliance General Insurance Company Limited Rs. 2.83 crore, Financial Charges includes Rs. 24.69 crore to Reliance Communications Infrastructure Limited *(previous period Nil)*

10 Financial Guarantees issued include to Reliance Infocom BV Rs.65.21 crore. (Previous period Nil)

(ii) Transactions with Related Parties during the period 1st January 06 to 31st March 07

(Rs. in crore)

Sr. No.	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidaries	Others	Total
A)	**Investments**					
	Balance as at 1st January, 2006	2 832.44	-	-	-	**2 832.44**
		(-)	(-)	(-)	(-)	(-)
	Purchased/adjusted during the period	135.80	17.40	1 548.49	-	**1 701.69**
		(-)	(-)	(-)	(-)	(-)
	Purchased/adjusted during the period on account of Revaluation	2 267.31	-	-	-	**2 267.31**
		(-)	(-)	(-)	(-)	(-)
	Purchased/adjusted on account of Merger	140.35	-	-	-	**140.35**
		(2 832.39)	(-)	(-)	(-)	(2 832.39)
	Sold during the period	-	-	1 548.49	-	**1 548.49**
		(-)	(-)	(-)	(-)	(-)
	Balance as at 31st March, 2007	5 358.50	17.40	-	-	**5 375.90**
		(2 832.39)	(-)	(-)	(-)	(2 832.39)
B)	**Purchase of Assets**	85.43	-	-	-	**85.43**
		(-)	(-)	(-)	(-)	(-)
C)	**Sundry Debtors as at 31st March, 2007**	220.48	0.80	-	-	**221.28**
		(-)	(-)	(-)	(-)	(-)
D)	**Loans & Advances**					
	(i) Loans Given					
	Balance as at 1st January, 2006	35.55	-	-	-	**35.55**
		(-)	(-)	(-)	(-)	(-)
	Given during the period	9 411.88	0.51	-	-	**9 412.39**
		(3.30)	(-)	(-)	(-)	(3.30)
	Given during the period - On Account of Merger	2 139.42	-	-	-	**2 139.42**
		(33.34)	(-)	(-)	(-)	(33.34)
	Repaid during the period	6 025.07	-	-	-	**6 025.07**
		(1.09)	(-)	(-)	(-)	(1.09)
	Balance as at 31st March, 2007	5 561.78	0.51	-	-	**5 562.29**
		(35.55)	(-)	(-)	(-)	(35.55)

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date (Contd...)

(Rs. in crore)

Sr. No.	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidaries	Others	Total
(ii)	**Deposits**					
	Balance as at 1st January, 2006	-	-	-	-	-
		(-)	(-)	(-)	(-)	(-)
	Given during the period	13 517.14	-	-	-	13 517.14
		(-)	(-)	(-)	(-)	(-)
	Given during the period - On Account of Merger	4 467.12	-	-	-	4 467.12
		(-)	(-)	(-)	(-)	(-)
	Returned during the period	7 802.79	-	-	-	7 802.79
		(-)	(-)	(-)	(-)	(-)
	Balance as at 31st March, 2007	10 181.46	-	-	-	10 181.46
		(-)	(-)	(-)	(-)	(-)
(iii)	**Other Receivables as on 31st March, 2007**	927.26	-	9.46	-	936.72
		(32.25)	(-)	(-)	(-)	(32.25)
E)	**Sundry Creditors as at 31st March 07**	1 496.77	-	-	-	1 496.77
		(-)	(-)	(-)	(-)	(-)
F)	**Turnover**	1 586.86	-	-	-	1 586.86
		(9.90)	(-)	(-)	(-)	(9.90)
G)	**Other Income**	93.49	-	-	-	93.49
		(-)	(-)	(-)	(-)	(-)
H)	**Expenditure**					
	Access Charges	129.76	-	-	-	129.76
		(-)	(-)	(-)	(-)	(-)
	Network Operation Expenses	118.94	-	-	-	118.94
		(-)	(-)	(-)	(-)	(-)
	Selling and Marketing Expenses	258.12	-	-	-	258.12
		(-)	(-)	(-)	(-)	(-)
	General and Adminsitration Expenses	232.34	-	2.83	-	235.17
		(-)	(-)	(-)	(-)	(-)
	Professional Fees	3.74	-	-	-	3.74
		(-)	(-)	(-)	(-)	(-)
	Rent Rates & Taxes	-	-	4.41	-	4.41
		(-)	(-)	(-)	(-)	(-)
I)	**Managerial Remunaration**	-	-	-	0.57	0.57
		(-)	(-)	(-)	(-)	(-)

Note: Figures in brackets represent previous period's figures

11 The non-executive Directors are also proposed to be remunerated by way of commission not exceeding Rs. 44.00 crore for the year commencing 1st April, 2006 to 31st March, 2007 as may be decided by the Nomination/Remuneration Committee and the Board of Directors of the Company, including allocation to individual Directors.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2007 and Abridged Profit and Loss Account for the fifteen months period ended on that date (Contd...)

22 Additional information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:

Registration No.	11-147531	State Code	11
Balance Sheet Date:	31-03-2007		

II. Capital raised during the year: (Amount in Rs. Crore)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. Position of mobilisation and deployment of funds: (Amount in Rs. Crore)

Total Liabilities:	35093-38	Total Assets:	35093-38
Sources of Funds:		**Application of Funds:**	
Paid up Capital:	1022-31	Net Fixed Assets:	20284-05
Reserves and Surplus:	19503-23	Investments:	5434-43
Share Application Money:	0	Net Current Assets:	9374-90
Secured Loans:	5113-57	Miscellaneous Expenditure:	0
Unsecured Loans:	9454-27	Profit and Loss Account:	0

IV. Performance of the Company:Performance of the Company: (Amount in Rs. Crore)

Net Turnover:	11761-91	Total Expenditure:	9341-06
Profit /(-) Loss before tax:	2420-85	Profit / (-) Loss after tax:	2408-85
Earnings per Share in Rs:			
- Basic	11.98	Dividend Rate:	10
- Diluted	11.23		

V. Generic Names of principal services of the company:

Item Code number	NA	Product Description	TELECOMMUNICATION SERVICES

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants
Natrajan Ramakrishna
Partner
Membership No. 32815

Mumbai
30th April, 2007

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**

Company Secretary & Manager **Hasit Shukla**

Cash flow statement for the period ended 31st March 2007

(Rs. in crore)

		For fifteen months ended 31st March 2007		For nine months ended 31st December 2005
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit / (Loss) before tax as per Profit and Loss Account		2 420.85		8.85
Adjusted for:				
Provision for Doubtful Debts, Loans and Advances	138.58		-	
Amortisation of Intangibles & Depreciation	1 836.12		2.74	
Exceptional and Non Recurring items				
- Customer Verification	23.90		-	
Unrealised Exchange loss / (gain)	(101.17)		-	
Loss on Sale of Assets	5.03		-	
Profit on Sale of Investments	(21.78)		-	
Interest Expenses	409.98		-	
Rent Income	(10.75)		(4.19)	
Interest Income	(154.74)		6.79	
		2 125.17		5.34
Operating Profit before Working Capital Changes		4 546.02		14.19
Adjusted for:				
Receivables and other Advances	3 230.99		(12 64)	
Inventories	(32.54)		-	
Trade Payables	2 776.46		1.05	
		5 974.91		(11.59)
Cash Generated from Operations		10 520.93		2.60
Tax Paid		(51.81)		-
Net Cash from Operating Activities		10 469.12		2.60
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Additions to Fixed Assets		(2 727.24)		-
Purchase of Investments		(8 417.23)		-
Sale of Investments		9 160.31		-
Loans recovered from Subsidiaries		88.20		-
Investments in Subsidiary Companies		(3 100.00)		-
Rent Income		10.75		4.19
Interest Income		101.35		(6.79)
Net Cash Used in Investing Activities		(4 883.86)		(2.60)
C: CASH FLOW FROM FINANCING ACTIVITIES:				
Proceeds from Issue of Equity Share Capital		-		0.04
Repayment of Short term Borrowings - net		(340.97)		-
Proceeds from Secured Term Loans		111.65		-
Repayment of Secured Terrm Loans		(567.10)		-
Proceeds from Unsecured Term Loans		7 519.07		-

Cash Flow Statement Annexed to the Balance Sheet For the period ended 31st March 2007

(Rs. in crore)

	For fifteen months ended 31st March 2007	For nine months ended 31st December 2005
Repayment of Unsecured Term Loans	(1 646.99)	-
Interest Paid	(429.74)	-
Net Cash from Financing Activities	4 645.92	0.04
Net Increase / (Decrease) in Cash and Cash Equivalents	10 231.18	0.04
Opening Balance of Cash and Cash Equivalents	0.05	0.01
Cash and Cash Equivalents acquired on scheme of Amalagamation and Arrangement	19.55	-
Effect of Exchange (Loss)/Gain on Cash and Cash Equivalents	(0.87)	-
Deposit with Subsidiaries Repayble on Demand	(10 181.46)	-
Cash and Cash Equivalents as at 31st March 2007	68.45	0.05

Notes

1) Figures in brackets indicate cash outgo.
2) Previous period's figures have been regrouped and recast wherever necessary to conform to the current year classification.
3) The Amalgamation of Group companies with the company as per the scheme of Amalgamation and Arrangement is a non cash transaction. (Refer Note No.4 of Notes to Accounts)

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants

Natrajan Ramakrishna
Partner
Membership No. 32815

Mumbai
30th April, 2007

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**

Company Secretary & Manager **Hasit Shukla**

Statement pursuant to Section 212 of the Companies Act, 1956, relating to Company's interest in the Subsidiary Companies

							The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the holding company			
							Not dealt with in the Holding Company's accounts		Dealt with in the Holding Company's accounts:	
S. No.	Particulars	Reference of Notes	The Financial Year of the Subsidiary Companies ended	Date from which they became Subsidiary Companies	Number of Shares held by Reliance Communications Limited with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	Extent of Interest of holding Company at the end of the financial year of the Subsidiaries Companies.	For the financial year ended 31st March 2007	For the previous Financial years of the subsidiary companies since they became the Holding Company's subsidiary	For the financial year ended 31st March 2007	For the previous Financial years of the subsidiary companies since they became the Holding Company's subsidiary
1	Reliance Communications Infrastructure Limited		31st March, 2007	1st January, 2006	200,00,00,000 Equity shares of the face value of Rs. 1 each fully paid-up	100%	(Rs.50692.77 Lakhs)	(Rs.5895.69 Lakhs)	Nil	Nil
2	Reliance Telecom Infrastucture Limited	(See Note 1)	31st March, 2007	1st January, 2006	9,90,59,395 Equity shares of the face value of Rs. 10 each fully paid-up held by Reliance Communications Infrastucture Limited	99%	Rs.3.27 Lakhs	(Rs.0.01 Lakhs)	Nil	Nil
3	Reliance Mobile Limited	(See Note 2)	31st March, 2007	1st January, 2006	5,00,000 Equity shares of the face value of Rs. 1 each fully paid-up held by Reliance Communications Infrastucture Limited	100%	(Rs.0.02 Lakhs)	(Rs.0.00 Lakhs)	Nil	Nil
4	Matrix Innovations Limited	(See Note 2)	31st March, 2007	1st January, 2006	50,000 Equity shares of the face value of Rs. 10 each fully paid-up held by Reliance Communications Infrastucture Limited	100%	(Rs.15.22 Lakhs)	(Rs.6434.10 Lakhs)	Nil	Nil
5	Synergy Enterpreneur Solutions Private Limited	(See Note 2)	31st March, 2007	1st January, 2006	20,50,000 Equity shares of the face value of Rs. 10 each fully paid-up held by Reliance Communications Infrastucture Limited	100%	Rs.821.40 Lakhs	(Rs.593.81 Lakhs)	Nil	Nil
6	Gateway Systems (India) Limited		31st March, 2007	1st January, 2006	6,87,066 Equity shares of the face value of Rs. 10 each fully paid-up	100%	(Rs.0.64 Lakhs)	(Rs.88.85 Lakhs)	Nil	Nil
7	Reliance Communications Investment & Leasing Limited		31st March, 2007	1st January, 2006	21,00,000 Equity shares of the face value of Rs. 10 each fully paid-up	100%	Rs.9.56 Lakhs	Rs.1.82 Lakhs	Nil	Nil
8	Netizen Gujrat Limited		31st March, 2007	1st January, 2006	50,000 Equity shares of the face value of Rs. 10 each fully paid-up	100%	(Rs.0.11 Lakhs)	(Rs.0.02 Lakhs)	Nil	Nil
9	Reliance Infoinvestments Limited		31st March, 2007	1st January, 2006	21,00,000 Equity shares of the face value of Rs. 10 each fully paid-up	100%	Rs.49707.69 Lakhs	Rs.280.27 Lakhs	Nil	Nil

10	Netizen Rajasthan Limited	(See Note 3)	31st March, 2007	1st January, 2006	50,000 Equity shares of the face value of Rs. 10 each fully paid-up held by Reliance Infoinvestment Limited	100%	(Rs.5.55 Lakhs)	(Rs.3.48 Lakhs)	Nil	Nil
11	Netizen Madhya Pradesh Private Limited	(See Note 16)	31st March, 2007	1st January, 2006	2,000 Equity shares of the face value of Rs. 10 each fully paid-up held by Netizen Rajasthan Limited	100%	(Rs.0.11 Lakhs)	(Rs.0.02 Lakhs)	Nil	Nil
12	Netizen Maharastra Private Limited	(See Note 17)	31st March, 2007	1st January, 2006	2,000 Equity shares of the face value of Rs. 10 each fully paid-up held by Netizen Rajasthan Limited	100%	Rs.0.50 Lakhs	(Rs.0.02 Lakhs)	Nil	Nil
13	Netizen West Bengal Private Limited	(See Note 18)	31st March, 2007	1st January, 2006	2,000 Equity shares of the face value of Rs. 10 each fully paid-up held by Netizen Rajasthan Limited	100%	(Rs.0.11 Lakhs)	(Rs.0.02 Lakhs)	Nil	Nil
14	Reliance Infocomm Solutions Limited		31st March, 2007	1st January, 2006	50,000 Equity shares of the face value of Rs. 10 each fully paid-up	100%	Rs.0.05 Lakhs	(Rs.0.02 Lakhs)	Nil	Nil
15	Gateway Net Trading Pte Limited	(See Note 19)	31st January, 2007	23rd February, 2006	1,00,000 Equity shares of the face value of USD. 1 each fully paid-up	100%	(USD 4,09,965) (Rs.176.69 Lakhs)	Not Applicable	Nil	Nil
16	Campion Properties Limited		1st January, 2007	35,63,601 2006	Equity shares of the face value of Rs. 10 each fully paid-up	99.97%	(Rs.67.16 Lakhs)	(Rs.533.44 Lakhs)	Nil	Nil
17	Reliance Webstores Limited		31st March, 2007	1st January, 2006	50,000 Equity shares of the face value of Rs. 10 each fully paid-up	100%	Rs.16.32 Lakhs	Rs.2563.04 Lakhs	Nil	Nil
18	Reliance Globalcom Limited	(See Note 4)	31st March, 2007	1st January, 2006	(See Note 4)	80.60%	Rs.15.42 Lakhs	(Rs.0.13 Lakhs)	Nil	Nil
19	Reliance National Communication Limited	(See Note 5)	31st March, 2007	1st January, 2006	(See Note 5)	60%	Rs.0.08 Lakhs	(Rs.0.03 Lakhs)	Nil	Nil
20	Reliance Infocomm Infrastucture Pvt. Ltd.		31st March, 2007	1st January, 2006	50,00,000 Equity shares of the face value of Rs. 10 each fully paid-up	100%	Rs.10.75 Lakhs	(Rs.136.69 Lakhs)	Nil	Nil
21	Reliance Telecom Limited	(See Note 6)	31st March, 2007	1st January, 2006	1,57,04,940 Equity shares of the face value of Rs. 10 each fully paid-up and 42,25,060 equity shares of Rs.10 each fully paid-up held by Reliance Infocomm Infrastructure Limited	100%	Rs.21125.90 Lakhs	Rs.5594.00 Lakhs	Nil	Nil
22	Reliance Telephone Limited	(See Note 7)	31st March, 2007	1st January, 2006	50,000 Equity shares of the face value of Rs. 10 each fully paid-up held by Reliance Telecom Limited	100%	Rs.0.03 Lakhs	(Rs.0.01 Lakhs)	Nil	Nil
23	Reliable Internet Services Limited	(See Note 8)	31st March, 2007	1st January, 2006	60,00,000 Equity shares of the face value of Rs. 10 each fully paid-up and 40,00,000 equity shares of Rs.10 each fully paid-up held by Reliance Telecom Limited	100%	(Rs.1,344.47 Lakhs)	(Rs.1022.93 Lakhs)	Nil	Nil
24	Reliance Gateway Net Limited		31st March, 2007	1st January, 2006	50,000 Equity shares of the face value of Rs. 10 each fully paid-up	100%	(Rs.0.00 Lakhs)	(Rs.0.08 Lakhs)	Nil	Nil
25	Reliance Infocom BV	(See Note 9)	31st March, 2007	1st January, 2006	1,112 Equity shares of Euro 100 each fully paid-up and 10,008 equity shares of Euro 100 each fully paid-up held by Reliance Gateway Net Ltd.	100%	(Euro 20,073) (Rs.11.57 Lakhs)	(Euro 12,514) (Rs.7.21 Lakhs)	Nil	Nil

Statement pursuant to Section 212 of the Companies Act, 1956 relating to Company's interest in the Subsidiary Companies

							The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the holding company			
							Not dealt with in the Holding Company's accounts		Dealt with in the Holding Company's accounts:	
S. No	Particulars	Reference of Notes	The Financial Year of the Subsidiary Companies ended	Date from which they became Subsidiary Companies	Number of Shares held by Reliance Communications Limited with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	Extent of Interest of holding Company at the end of the financial year of the Subsidiaries Companies.	For the financial year ended 31st March 2007	For the previous Financial years of the subsidiary companies since they became the Holding Company's subsidiary	For the financial year ended 31st March 2007	For the previous Financial years of the subsidiary companies since they became the Holding Company's subsidiar
26	Reliance Infocom Inc.	(See Note 10)	31st March, 2007	1st January, 2006	1,000 shares of USD each fully paid-up held by Reliance Infocomm BV.	100%	(US$ 13,54,141) (Rs.583.63 Lakhs)	(US$ 57,961) (Rs.24.93 Lakhs)	Nil	Nil
27	Reliance Communications Inc.	(See Note 11)	31st March, 2007	1st January, 2006	100 shares of USD each fully paid-up held by Reliance Infocomm Inc.	100%	US$ 12,21,645 Rs.526.53 Lakhs	(US$ 2,16,313) (Rs.93.23 Lakhs)	Nil	Nil
28	Reliance Communications International Inc.	(See Note 12)	31st March, 2007	1st January, 2006	100 shares of USD 100 each fully paid -up held by Reliance Communications Inc.	100%	US$ 18,69,291 Rs.805.66 Lakhs	US$ 4,90,535 Rs.211.42 Lakhs	Nil	Nil
29	Reliance Communications Canada Inc.	(See Note 12)	31st March, 2007	1st January, 2006	100 shares of USD 100 each fully paid -up held by Reliance Communications Inc.	100%	US$ 99,703 Rs.42.97 Lakhs	US$ 1,76,934 Rs.76.26 Lakhs	Nil	Nil
30	Reliance Netway Inc.	(See Note 12)	31st March, 2007	1st January, 2006	100 shares of USD 100 each fully paid -up held by Reliance Communications Inc.	100%	(US$ 7,473) (Rs.3.22 Lakhs)	(US$ 810) (Rs.0.35 Lakhs)	Nil	Nil
31	Reliance Communications UK Limited	(See Note 10)	31st March, 2007	1st January, 2006	1,000 shares of GBP 1 each fully paid -up held by Reliance Infocomm BV.	100%	GBP 1,45,575 Rs.123.51 Lakhs	GBP 1,46,450 Rs.124.24 Lakhs	Nil	Nil
32	Reliance Communications (Hongkong) Limited	(See Note 10 & 14)	31st March, 2007	1st January, 2006	1 shares of HKD 1 each fully paid -up held by Reliance Infocomm BV.	100%	(US$ 46,825) (Rs.20.18 Lakhs)	Not Applicable	Nil	Nil
33	Reliance Communications Australia Limited	(See Note 10 & 20)	31st March, 2007	29th August, 2006	1 shares of AUD 1 each fully paid -up held by Reliance Infocomm BV.	100%	(AUD 43,815) (Rs.15.30 Lakh	Not Applicable	Nil	Nil

34	Reliance Communications New Zealand Limited	(See Note 10 & 21)	31st March, 2007	17th August, 2006	1 shares of NZD 1 each fully paid-up held by Reliance Infocomm BV.	100%	(NZD 4,159) (Rs.1.28 Lakhs)	Not Applicable	Nil	Nil
35	Reliance Communications Singapore Limited	(See Note 10 & 22)	31st March, 2007	22nd August, 2006	1 shares of SGD 1 each fully paid-up held by Reliance Infocomm BV.	100%	Nil	Not Applicable	Nil	Nil
36	RCOM Malaysia SDN. BHD	(See Note 10 & 23)	31st March, 2007	17th November 2006	2 shares of RM 1 each fully paid-up held by Reliance Infocomm BV.	100%	Nil	Not Applicable	Nil	Nil
37	FLAG Telecom Group Limited	(See Note 13, 14 & 15)	31st March, 2007	1st January, 2006	12,000 Equity shares of USD 1 each fully paid-up held by Reliance Gateway Net Ltd.	100%	(US$ 71,08,471) (Rs.3063.75 Lakhs)	Not Applicable	Nil	Nil

Notes:

1. 99% Subsidiary of Reliance Communications Infrastucture Limited
2. 100% Subsidiary of Reliance Communications Infrastucture Limited
3. 100% Subsidiary of Reliance Infoinvestments Limited
4. 9,700 (19.40%), 9,300 (18.60%), 7,800 (15.60%), 6,900 (13.80%), 6,600 (13.20%) Equity shares of the face value of Rs. 10 each fully paid-up held by Reliance Webstore Limited, Reliance Infocomm Solutions Limited, Gateway Systems (India) Limited, Netizen Rajasthan Limited, Netizen Gujarat Limited respectively which are subsidiaries of the Company
5. 10,000 (20%), 10,000 (20%), 8,000 (16%), 1,000 (2%), 1,000 (2%) Equity shares of the face value of Rs. 10 each fully paid-up held by Reliance Webstores Limited, Reliance Infocomm Solutions Limited, Gateway Systems (India) Limited, Netizen Rajasthan Limited, Netizen Gujarat Limited respectively which are subsidiaries of the Company
6. 42,25,060 (21.20%) equity shares of Rs.10 each fully paid-up held by Reliance Infocomm Infrastructure Limited which is 100% Subsidiary of the Company
7. 100% Subsidiary of Reliance Telecom Limited.
8. 40,00,000 (40%) equity shares of Rs.10 each fully paid-up held by Reliance Telecom Limited which is 100% Subsidiary of the Company.
9. 10,008 (90%) equity shares of Euro 100 each fully paid-up held by Reliance Gateway Net Limited which is 100% Subsidiary of the Company.
10. 100% Subsidiaries of Reliance Infocom B.V.
11. 100% Subsidiary of Reliance Infocom Inc.
12. 100% Subsidiaries of Reliance Communications Inc.
13. 100% Subsidiaries of Reliance Gateway Net Limited.
14. The financial year of the subsidiary is for 15 months from 1st January 2006 to 31st March 2007
15. The Financial of the Flag Telecom Group Limited is consolidated financials including all its subsidiaries.
16. 8,000 (80%) equity share of Rs 10 each fully paid up equaly held by Netizen Maharastra Private Limited andf Netizen West Bengal Private Limited
17. 8,000 (80%) equity share of Rs 10 each fully paid up equaly held by Netizen Madhya Pradesh Private Limited andf Netizen West Bengal Private Limited
18. 8,000 (80%) equity share of Rs 10 each fully paid up equaly held by Netizen Maharastra Private Limited andf Netizen Madhya Pradesh Private Limited
19. The Company has been incorporated on 23rd February 2006
20. The Company has been incorporated on 29 August 2006
21. The Company has been incorporated on 17 August 2006
22. The Company has been incorporated on 22 August 2006
23. The Company has been incorporated on 17th November, 2006

Exchange Rate as of 31st March, 2007 1USD=Rs.43.10 1GBP=Rs.84.84 1NZD=Rs.30.85 1SGD=Rs.28.41 1MYR=Rs.12.47

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**

Company Secretary & Manager **Hasit Shukla**

30th April, 2007

Auditors' Report on Abridged Consolidated Financial Statements

To,
The Board of Directors,
Reliance Communications Limited
(formerly Reliance Communication Ventures Limited)

We have examined the attached abridged consolidated Balance Sheet of **Reliance Communications Limited** (formerly Reliance Communication Ventures Limited) ('the Company') its subsidiaries and its associates as at 31st March, 2007; the abridged consolidated Profit and Loss Account and abridged consolidated Cash Flow Statement for the fifteen months period ended on that date annexed thereto, together with the Significant Accounting Policies and Notes thereon. These abridged consolidated financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rule and Forms, 1956 and are based on the audited Consolidated Financial Statements of the Company for the fifteen months period ended 31st March, 2007 prepared in accordance with the requirements of the Accounting Standard (AS) -21, 'Consolidated Financial Statements' and Accounting Standard (AS) -23, 'Accounting for Investment in Associates in Consolidated Financial Statements', issued by the Institute of Chartered Accountants of India and covered by our report of even date to the Board of Directors of the Company, which is attached hereto.

For Chaturvedi & Shah	**For BSR & Co.**
Chartered Accountants	*Chartered Accountants*
Rajesh D. Chaturvedi	**Natrajan Ramkrishna**
Partner	*Partner*
Membership No: 45882	Membership No: 32815

Mumbai
30 April 2007

Auditors' Report on Consolidated Financial Statements

To
The Board of Directors,
Reliance Communications Limited
(formerly known as Reliance Communication Ventures Limited)

We have audited the attached consolidated balance sheet of **Reliance Communications Limited** (formerly known as Reliance Communication Ventures Limited) ('the Company') and its subsidiaries and associates (collectively called 'the Group') as at 31st March 2007, the consolidated profit and loss account and the consolidated cash flow statement for the fifteen month period ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1 We have audited the financial statements of the parent company, Reliance Communications Limited, whose financial statements reflect total assets of Rs. 27,746.17 crore as at 31st March, 2007, total revenue of Rs. 10,164.24 crore and cash inflows amounting to Rs. 48.86 crore for the fifteen month period ending 31st March 2007. Our opinion, in so far as it relates to the amounts included in respect thereof, is based on our Report.

2 We did not audit the financial statements and other financial information of certain subsidiaries. The financial statements of these subsidiaries for the year ended 31st March, 2007 have been audited by other auditors whose reports have been furnished to us, and the financial statements of these subsidiaries for the three month period ended 31st March 2006 have been certified by other auditors and our opinion, in so far as it relates to the amounts included in respect of subsidiaries, is based solely on these reports and certificates. The attached consolidated financial statements include assets of Rs. 8,001.34 crore as at 31st March, 2007, revenues of Rs. 3,068.08 crore and cash outflows amounting to Rs. 288.23 crore in respect of the aforementioned subsidiaries for the fifteen month period then ended.

3 The financial statements of certain subsidiaries for the year ended 31st March, 2007 have been audited by one of the joint auditors, Chaturvedi & Shah, Chartered Accountants and the financial statements of these subsidiaries for the three month period ended 31st March, 2006 have been certified by them. The attached consolidated financial statements include assets of Rs. 20,465.61 crore as at 31st March, 2007, revenues of Rs. 4,187.19 crore and cash inflows amounting to Rs. 4,711.65 crore in respect of the aforementioned subsidiaries for the fifteen month period then ended.

4 We have relied on the unaudited financial statements of the subsidiaries whose financial statements reflect total assets of Rs. 312.32 crore as at 31st March, 2007, total revenue of Rs. 20.75 crore and cash inflows amounting to Rs. 180.99 crore for the fifteen month period ending 31st March 2007. These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the management and our report in so far as it relates to the amounts included

Auditors' Report on Consolidated Financial Statements (Contd...)

in respect of the subsidiaries is based solely on such approved financial statements.

5 The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements, issued by The Institute of Chartered Accountants of India.

6 As more fully explained in Note 5 of Schedule Q to the consolidated financial statements, the Company has computed goodwill on consolidation by comparing the cost of investments with the equity of subsidiaries as on date on which investments were made by Reliance Industries Limited (' the transferor company') prior to demerger instead of considering the date of demerger as the date of investment.

7 As more fully explained in Note 15 of Schedule Q to the consolidated financial statements, in case of certain subsidiaries, the management has in the financial statements accounted for the loss on provision of handsets, including subsidies/commission given to distributors and dealers, amounting to Rs. 159.50 crore as part of Sales & Distribution Expenses on the basis that these costs are incurred in order to attract and enroll new subscribers as a part of an introductory package at a discount to the acquisition price of the handsets and that buying and selling of such handsets is in substance a marketing activity rather than a trading operation. The same treatment has been adopted in those consolidated accounts.

In respect of the above matter however, there may be another view whereby, in accordance with AS - 9 'Revenue recognition', sale of handsets should be reported as a part of turnover and purchases of the Group since one of the group companies is buying and selling the handsets which is an essential part of the activities of the Group. Had the invoiced value of sale of handsets at discounted prices to dealers by the Company for onward sales to customers been accounted for as income from sale of goods, 'Sale of goods and services' in the consolidated profit and loss account would have been higher by Rs. 2,540.83 crore (being sale of handsets) and 'Cost of goods sold' would have been higher by Rs. 2,700.33 crore (being purchases). However, there would be no impact on the profit for the year and the reserves as at the balance sheet date.

In order to resolve the issue the guidance is being sought by the Company from the Expert Advisory Committee of the Institute of Chartered Accountants of India ('ICAI') on the appropriateness of its current accounting policy. Pending receipt of expert opinion from the ICAI, in these consolidated financial statements, handset subsidies have been recognized on a net basis as marketing costs instead of sales and purchases on a gross basis.

8 Based on our audit as aforesaid, and on consideration of reports and certificates of other auditors and accounts approved by the Board of Directors as explained in paragraphs 2, 3 and 4 above, and to the best of our information and according to the explanations given to us, read with matters stated in paragraphs 6 and 7 above, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated balance sheet, of the state of affairs of the Group as at 31st March, 2007;

(ii) in the case of the consolidated profit and loss account, of the profit of the Group for the fifteen month period ended on that date; and

(iii) in the case of the consolidated cash flow statement, of the cash flows of the Group for the fifteen month period ended on that date.

For Chaturvedi & Shah	For BSR & Co.
Chartered Accountants	*Chartered Accountants*
Rajesh D. Chaturvedi	Natrajan Ramkrishna
Partner	*Partner*
Membership No: 45882	Membership No: 32815

Mumbai
30-April 2007

Details of subsidiary companies forming part of consolidated financial statements (Rs. in lakh unless otherwise stated)

Sr. No.	Particulars	Capital	Reserves	Total Assets	Total Liabilities	Investments	Turnover Income	Profit/ Loss before Taxation	Provision for Taxation	Profit/ Loss after Taxation
1	Reliance Communications Infrastructure Limited	20000.00	144790.51	721767.72	721767.72	103196.65	132316.03	-50656.62	36.15	-50692.77
2	Reliance Telecom Infrastucture Limited	10006.00	32.49	10089.51	10089.51	45.32	0.00	5.03	1.76	3.27
3	Reliance Mobile Limited	5.00	-8.08	0.30	0.30	0.00	0.00	-0.02	0.00	-0.02
4	Matrix Innovations Limited	5.00	-7099.04	1082.77	1082.77	0.45	0.00	-15.22	0.00	-15.22
5	Synergy Enterpreneur Solutions Private Limited	205.00	1154.95	134897.25	134897.25	4356.45	1279.78	929.55	108.15	821.40
6	Gateway Systems (India) Limited	68.71	1512.57	2067.01	2066.96	12.67	976.32	1.15	1.79	-0.64
7	Reliance Communications Investment & Leasing Limited	210.00	18.60	240.39	240.39	0.00	14.44	14.34	4.78	9.56
8	Netizen Gujarat Limited	5.00	-0.01	4.20	4.20	0.00	0.00	-0.11	0.00	-0.11
9	Reliance Infoinvestments Limited	210.00	50109.80	1088175.74	1088175.74	2477.74	56732.54	49707.69	0.00	49707.69
10	Netizen Rajasthan Limited	5.00	-9.47	729.87	729.87	0.79	-5.55	0.00	0.00	-5.55
11	Netizen Madhya Pradesh Private Limited	1.00	0.00	1.82	1.82	0.00	0.00	-0.11	0.00	-0.11
12	Netizen Maharastra Private Limited	1.00	3.61	10.99	10.99	0.00	0.00	0.77	0.27	0.50
13	Netizen West Bengal Private Limited	1.00	-0.69	1.91	0.00	0.00	0.00	-0.11	0.00	-0.11
14	Reliance Infocomm Solutions Limited	5.00	(0.00)	4.92	-	-	-	-	-	-
15	Gateway Net Trading Pte Limited	10818.53	-176.69	98682.27	98682.27	10775.43	293.08	-174.28	2.41	-176.69
	Unit of currency $:	25,101,000.00	-409,965.00	228,961,176.00	228,961,176.00	25,001,000.00	680,000.00	-404,365.00	5,600.00	409,965.00
16	Campion Properties Limited	356.36	-22.73	19.97	19.97	-	-	-67.16	-	-67.16
17	Reliance Webstores Limited	5.00	41.40	131650.42	131650.42	70521.85	52235.07	198.21	181.88	16.32
18	Reliance Globalcom Limited	5.00	13.80	605.88	605.88	275.00	595.71	31.12	15.70	15.42
19	Reliance National Communication Limited	5.00	(0.63)	4.48	4.48	-	0.20	0.09	0.01	0.08
20	Reliance Inforomm Infrastucture Private Limited	500.00	90,652.78	220,997.08	220,997.07	64,231.48	15,968.42	40.51	29.76	10.75
21	Reliance Telecom Limited	6,493.00	255.25	2,608.19	2,608.20	1,002.79	87,418.00	23,883.90	2,758.00	21,125.90
22	Reliance Telephone Limited	5.00	(0.00)	0.05	0.05	0.05	-	0.03	-	0.03
23	Reliable Internet Services Limited	1,000.00	(45.58)	231.30	231.30	-	6,166.70	(1,333.37)	-	(1,344.47)
24	Reliance Gateway Net Limited	5.00	(0.03)	977.93	977.93	-	-	-	-	-

Sr. No.	Particulars	Capital	Reserves	Total Assets	Total Liabilities	Investments	Turnover/ Income	Profit/ Loss before Taxation	Provision for Taxation	Profit/ Loss after Taxation
25	Reliance Infocom BV	641.01	(1.50)	650.71	650.71	-	-	(18.26)	(6.69)	(11.57)
	Unit of currency EUR:	1,112,052.00	(2,609.00)	1,128,878.00	1,128,878.00	0.00	0.00	(31,680.00)	(11,607.00)	(20,073.00)
26	Reliance Infocom Inc.	387.90	(619.92)	2,772.15	2,772.16	-	1,234.54	18.09	601.72	(583.63)
	Unit of currency $:	900,000.00	(1,438,333.66)	6,431,914.10	6,431,914.30	0.00	2,864,369.03	41,972.89	1,396,113.49	(1,354,140.60)
27	Reliance Communications Inc.	4.31	2,978.76	35,932.60	35,932.61	-	121,271.14	678.39	151.86	526.53
	Unit of currency $:	10,000.00	6,911,271.09	83,370,312.67	83,370,313.65	0.00	281,371,547.83	1,573,993.00	352,348.20	1,221,644.80
28	Reliance Communications International Inc.	4.31	824.05	8,445.62	8,445.62	-	69,471.88	957.92	152.26	805.66
	Unit of currency $:	10,000.00	1,911,944.48	19,595,402.52	19,595,402.21	0.00	161,187,668.18	2,222,561.28	353,270.50	1,869,290.78
29	Reliance Communications Canada Inc.	4.31	(155.87)	374.27	374.27	-	3,030.18	52.51	9.54	42.97
	Unit of currency $:	10,000.00	(361,639.75)	868,365.77	868,366.03	0.00	7,030,580.23	121,841.39	22,138.00	99,703.39
30	Reliance Netway Inc.	4.31	(282.28)	24.16	24.16	-	-	(2.88)	0.34	(3.22)
	Unit of currency $:	10,000.00	(654,950.88)	56,049.13	56,049.12	0.00	0.00	(6,672.50)	800.00	(7,472.50)
31	Reliance Communications (U.K.) Limited	0.54	(282.28)	2,456.99	2,456.99	-	2,758.72	123.51	-	123.51
	Unit of currency £:	631.99	-654,950.88	2,895,946.36	2,895,946.36	0.00	3,251,579.32	145,575.16	0.00	145,575.16
32	Reliance Communications (Hongkong) Limited (1)	0.00	(47.95)	2,203.83	2,203.83	-	1,474.24	(20.18)	-	(20.18)
	Unit of currency $:	0.13	(111,251.79)	5,113,294.31	5,113,294.31	0.00	3,420,501.33	(46,825.08)	0.00	(46,825.08)
33	Reliance Communications Australia Limited	0.00	(15.30)	22.38	22.38	-	16.49	(15.30)	-	(15.30)
	Unit of currency AUD:	1.00	(43,814.93)	64,069.81	64,069.81	0.00	47,198.46	(43,814.98)	0.00	(43,814.98)
34	Reliance Communications Newzealand Limited	0.00	(1.28)	0.06	0.06	-	0.06	(1.28)	-	(1.28)
	Unit of currency NZD:	1.00	(4,158.55)	185.90	185.90	0.00	184.90	(4,158.55)	0.00	(4,158.55)
35	Reliance Communications Singapore Limited	28.41	-	29.66	29.66	-	-	-	-	-
	Unit of currency SGD:	100,000.00	0.00	104,424.00	104,424.00	0.00	0.00	0.00	0.00	0.00
36	RCOM Malaysia SDN BHD	0.00	-	1.26	1.26	-	-	-	-	-
	Unit of currency MYR:	2.00	0.00	10,134.77	10,134.77	0.00	0.00	0.00	0.00	0.00
37	FLAG Telecom Group Ltd. (1)	116,646.61	60,527.20	645,628.05	645,628.05	12,128.07	107,671.07	(2,109.38)	954.37	(3,063.75)
	Unit of currency $:	270,641,797.00	140,434,339.00	1,497,976,912.00	1,497,976,912.00	28,139,374.00	249,816,866.00	(4,894,151.00)	2,214,320.00	(7,108,471.00)

Note

1 The Financial Year of the Subsidiary is for 15 months from 1st January 2006 to 31st March 2007.

2 Exchange Rate as of 31st March, 2007 USD=Rs. 43.10 1Euro=Rs. 57.64 1GBP=Rs. 84.84 1AUD=Rs. 34.93 1NZD=Rs. 30.85 1SGD=Rs. 28.41 1MYR=Rs. 12.47

3. Dividend proposed by all above companies: NIL

Abridged Consolidated Balance Sheet as at 31st March, 2007
(Statement containing the salient features of Consolidated Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act 1956)

		(Rs. in crore) As at 31st March, 2007
SOURCES OF FUNDS		
Shareholders' Funds		
(a) Capital		
(i) Equity Capital	1 022.31	
(ii) Equity Share Capital - Pending Allotment	-	
		1 022.31
(b) Reserves and Surplus		
(i) Capital Reserve	0.06	
(ii) Statutory Reserve Fund	100.43	
(iii) Securities Premium Account	8 885.07	
(iv) Exchange Fluctuation Reserve	(57.64)	
(v) General Reserve I (Refer Note 5(c) & 4(e)(ii) of Notes to Accounts)	5 538.00	
(vi) General Reserve II (Refer Note 4(e)(iv) of Notes to Accounts)	2 395.93	
(vii) General Reserve III	1 916.51	
(viii) Surplus in Profit & Loss Account	3 129.98	
		21 908.34
Minority Interest		5.61
Loan Funds		
(i) Secured Loans	5 113.57	
(ii) Unsecured Loans	12 324.76	
		17 438.33
Deferred Tax Liability		2.60
Total		40 377.19
APPLICATION OF FUNDS		
Fixed Assets		
(a) Net Block (Original Cost Less Depreciation)	29 351.56	
(b) Capital Work-in-Progress	3 690.68	
		33 042.24
Goodwill (Refer Note 5 of Notes to Accounts)		2 658.75
Investments		
(a) Government Securities - Quoted (Market Value Rs. 20.88 crore)	20.88	
(b) Investment in Associate - Unquoted	16.87	
(c) Others - Quoted (Market Value Rs. 383.85 crore)	384.00	
- Unquoted	7 289.65	
		7 711.40
Current Assets, Loans and Advances		
(a) Inventories	482.12	
(b) Sundry Debtors	1 831.61	
(c) Cash and Bank Balances	7 200.64	
(d) Other Current Assets	1 388.36	
(e) Loans and Advances	2 210.31	
	13 113.04	
Less: Current Liabilities and Provisions		
(a) Liabilities	11 433.36	
(b) Provisions	4 714.88	
	16 148.24	
Net Current Assets		(3 035.20)
Total		40 377.19

Refer Accounting Policies
Refer Notes on Accounts
Compiled from the Audited Consolidated Accounts of the Company referred to in our Report dated 30th April, 2007

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants
Natrajan Ramakrishna
Partner
Membership No. 32815

Mumbai
30th April, 2007

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Directors	**J. Ramachandran** **S. P. Talwar** **Deepak Shourie**
Company Secretary & Manager	**Hasit Shukla**

Abridged Consolidated Profit and Loss Account for the period ended 31st March, 2007
(Statement containing the salient features of Consolidated Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act 1956)

		(Rs. in crore) For Fifteen Months ended 31st March, 2007
INCOME		
Service Revenue (Net of service tax)		16 918.98
Other Operating Income – Subsidy		271.39
Other Income		249.88
		17 440.25
EXPENDITURE		
Access Charges, License Fees and Network Expenses		6 807.73
Selling Expenses		1 731.96
Salary, Wages and Other Employee Benefits		1 083.58
Managerial Remuneration		45.22
Financial Charges (Net)		64.68
(Net of Financial Income of Rs. 799.80 crore		
Auditors Remuneration		9.34
Depreciation and Amortisation	3 969.08	
Amount of depreciation adjusted against Provision for Business Restructuring	(660.52)	
(Refer note 4 (e)(iv) of Notes to Accounts)		
Transfer from General Reserve (Refer note 13 of Notes to Accounts)	(389.28)	2 919.28
General and Administration Expenses		957.15
Provision for Doubtful Debts, Loans and Advances		112.46
Profit before Adjustments pursuant to Scheme of Amalgamation / Arrangement, Tax, Exceptional Items		3 708.85
Exceptional Items (Refer Note 10 of Notes to Accounts)		109.32
Adjustments Pursuant to Scheme of Amalgamation/Arrangement interalia for Merger of Reliance Infocomm Limited. into the Company		
Investments in Reliance Infocomm Limited Written Off		9 239.77
Equivalent Amount withdrawn from Reserve arising (not created) on vesting inter alia of the said investments on demerger from Reliance Industries Limited.		(9 239.77)
(Refer note 4 (e) (ii) of Notes to Accounts)		
Profit Before Tax		3 599.53
Provision for		
- Current Tax		52.91
- Fringe Benefit Tax		19.16
- Deferred Tax		1.03
Profit After tax (before adjustment of Minority Interest/Associate)		3 526.43
Add: Share of Loss transferred to Minority		4.92
Less: Share of Loss of Associates		(0.53)
Profit After tax (after adjustment of Minority Interest/Associate)		3 530.82
Add: Balance brought forward from previous year as per Unconsolidated Profit and Loss Account		5.65
Less: Transferred to General Reserve (Net)		(186.73)
Amount available for Appropriations		3 349.74
APPROPRIATIONS		
Transferred to Statutory Reserve Fund		100.16
Proposed Dividend on Equity Shares		102.23
Tax on Proposed Dividend		17.37
Balance carried to Balance Sheet		3 129.98
Basic and Diluted Earnings per Share of face value of Rs. 5 each (in Rupees)		
(Refer Note 19 of Notes to Accounts)		
- Basic		17.56
- Diluted		16.71

Refer Accounting Policies
Refer Notes on Accounts

Compiled from the Audited Consolidated Accounts of the Company referred to in our Report dated 30th April, 2007.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No: 45882

For BSR & Co
Chartered Accountants

Natrajan Ramakrishna
Partner
Membership No. 32815

Mumbai
30th April, 2007

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**

Company Secretary & Manager — **Hasit Shukla**

Significant Accounting Policies to the Abridged Consolidated Balance Sheet and Profit and Loss Account

1 Principles of Consolidation

The consolidated financial statements relate to Reliance Communications Limited ('the Company') and all of it's subsidiary companies and companies controlled, that is, companies over which the Company exercises control over ownership and voting power, associates (hereinafter collectively referred to as "Group"). The consolidated financial statements have been prepared on the following bases:

a The financial statements of the Company, its Subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, incomes and expenses after fully eliminating intra-group balances and intra-group transactions resulting in unrealized profits or losses in accordance with the Accounting Standard-21 "Consolidated Financial Statements" issued by The Institute of Chartered Accountants of India.

b In case of foreign subsidiaries and companies controlled by the Company, revenue items are consolidated at the average exchange rate prevailing during the period. All monetary assets and liabilities are converted at the exchange rate prevailing at the end of the year and non-monetary assets and liabilities at the exchange rate prevailing on the date of the transaction/closing rate. Any exchange difference arising on consolidation of integral foreign operation is recognised in the profit and loss account and non-integral foreign operation is recognised as Exchange Fluctuation Reserve.

c Investments in Subsidiaries are eliminated and differences between the costs of investment over the net assets on the date of investment, or on the date of the financial statements immediately preceding the date of investment, in Subsidiaries are recognised as goodwill or capital reserve, as the case may be.

d The difference between the proceeds from disposal of investment in a subsidiary or in a company, controlled by the Company, and the proportionate carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated Profit and Loss Account as the profit or loss on disposal of Investment in Subsidiaries.

e Minority Interest's share of net profit or loss of consolidated Subsidiaries for the period is identified and adjusted against the income of the group in order to arrive at the net income attributable to the shareholders of the Company.

f Minority Interest's share of net assets of consolidated Subsidiaries is identified and presented in the consolidated balance sheet as a separate item from liabilities and the shareholders' equity.

g In case of Associates, where the Company directly or indirectly through Subsidiaries holds 20% or more of equity, Investments in associates are accounted for using equity method in accordance with Accounting Standard - 23 "Accounting for investments in associates in consolidated financial statements", issued by The Institute of Chartered Accountants of India. The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its Profit and Loss account to the extent such change is attributable to the Associates' Profit and Loss Account, based on available information.The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

h As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's stand alone financial statements.

2 Investments other than in Subsidiaries and Associates are accounted as per Accounting Standard 13 - "Accounting for Investments", issued by The Institute of Chartered Accountants of India.

3 Other Significant Accounting Policies

a. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act,1956, except for fixed assets which are revalued.

b Use of Estimates

Preparation and presentation of consolidated financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known / materialised.

Significant Accounting Policies to the Abridged Consolidated Balance Sheet and Profit and Loss Account (Contd.)

c Fixed Assets

(i) Fixed Assets are stated at cost net of modvat / cenvat/ value added tax and include amount added on revaluation less accumulated depreciation, amortisation and impairment loss, if any.

(ii) Net charges of foreign exchange contracts and adjustments arising from exchange rate variations, attributable to fixed assets acquired from a country outside India, are capitalised.

(iii) Expenses incurred relating to projects prior to commencement of commercial operation are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Entry Fees paid for Telecom Licenses and Indefeasible Right of Connectivity are stated at cost for acquiring the same less accumulated amortisation.

d Lease

(i) In respect of Operating Leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the Accounting Standard - 19 "Leases" issued by the Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

(ii) Finance leases prior to 1st April, 2001: Rentals are expensed with reference to lease terms and other considerations

(iii) Finance Leases on or after 1st April, 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as Liabilities for Leased Assets in compliance with the provisions of the Accounting Standard - 19 "Leases", issued by the Institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against Liabilities for Leased Assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

e Depreciation / Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated as given below :

Ducts and Cables - 18/ 20 years

Telecommunication Electronic Equipment - 7/ 10 years

Furniture, Fixtures and Office Equipments - 5/ 10 years

Customer Premises Equipment - 3 years

Vehicles - 5 years

Leasehold improvements - Shorter of the remaining lease term or useful life

Cable systems- Shorter of 15 years or remaining useful life

In case of Falcon project, Submarine cable network asset life is estimated at 25 years and the terrestrial network asset is estimated at 15 years

In certain subsidiaries, Depreciation on Fixed assets is provided on Written Down Value method and the depreciation rates are as given below:

Buildings-10%, Electrical installations-10%, Office Equipment and Furniture & Fixture -10%, Computers- 60%, Vehicles - 15%

(ii) Depreciation on assets taken on finance lease on or after 1st April, 2001 is provided over the remaining period of lease from commencement of commercial operations.

(iii) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

(iv) Leasehold Land is depreciated over the period of the lease term.

(v) Intangible Assets, namely entry fees for Telecom Licenses and Indefeasible Right of Connectivity are amortised equally over the balance period of Licenses and Indefeasible Rights from the date of commencement of commercial services or acquisition whichever is later. The rights in Cinematography Films are treated as Intangible Assets and are amortised over the balance period of rights remaining after commencement of commercial exploitation. The period of amortisation of the Intangible Assets are as follows:

a) Telecom Licenses - 10, 20 years

b) Indefeasible Right of Connectivity - 15, 20 years

c) Brand License - 10 years

d) Software - 5 years

f Asset Retirement Obligation (ARO)

Asset Retirement Obligation relate to the removal of cable systems and equipments when they will be retired. Provision is recognised based on manangement's best estimate of the eventual costs (net of recovery) that relate to such obligation and is adjusted to the cost of such assets.

g Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there is change in the estimate of recoverable value. The recoverable value is higher of net selling price and value in use.

h Investments

Current Investments are carried at lower of cost and quoted/fair value. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such decline is other than temporary in the opinion of the management.

i Inventories of Stores, Spares and Communication Devices

Items of inventories of stores, spares and communication devices are accounted for at costs, determined on weighted average basis, or net realisable value whichever is less except in case of certain subsidiaries, where cost is determined on First in First out basis.

j Employee Retirement Benefits

i) Contribution to Provident Fund and Superannuation Fund are charged to Profit & Loss Account as incurred.

ii) Gratuity and Leave Encashment benefits are charged to Profit & Loss Account on the basis of Actuarial valuation as at the Balance Sheet date.

k Borrowing Cost

Borrowing costs, that are attributable to the acquisition or construction of qualifying assets, are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is the one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

The difference between the issue price and maturity value of non-convertible non-interest bearing debentures is amortised equitably over the tenure of the debentures.

l Issue Expenses and Premium on Foreign Currency Convertible Bonds

The Premium payable on redemption and issue expenses on issue of Foreign Currency Convertible Bonds is charged to Securities Premium Account.

m Foreign Currency Transactions

i) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

iii) Non monetary foreign currency items are carried at cost.

iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets, in which case they are adjusted to the carrying cost of such assets.

Significant Accounting Policies to the Abridged Consolidated Balance Sheet and Profit and Loss Account (Contd...)

n **Revenue Recognition**

(i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of subscribers.

(ii) Capacity contracts for Indefeasible Right of Use relate to specific assets and are accounted for as deferred revenue as legal title does not pass to the customer. Revenue (exclusive of Value Added Taxes) is recognised over the term of the contract. Billing to customers are based on satisfaction of the relevant criteria for revenue recognition and are included in deferred revenue. Certain customers have committed to purchase capacity at a future date under signed capacity credit agreements. Amounts received under these agreements and the capacity credits granted to suppliers are recorded at fair value as deferred revenue until the date credits are utilised, at which time the deferred revenue is recognised as earned. Amounts receivable under these capacity agreements are reflected as sundry debtors in the accompanying balance sheets.

(iii) Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognised over the period in which the service is provided. Any amounts billed prior to providing of service are included in deferred revenue.

(iv) Network revenues are revenues derived from the sale of managed bandwidth leases and Internet Protocol ("IP") services. Revenue associated with short-term utilisation of capacity to customers is recognised as operating revenue. Restoration revenues are derived for repairs and restoration of damaged network which are recovered from the customer on the agreed basis and are reflected in the Profit and Loss Account for the period.

o **Provision for Doubtful Debts and Loans and Advances**

Provision is made in the Accounts for doubtful debts and Loans and Advances in cases where the Management considers the debts, loans and advances to be doubtful of recovery.

p **Miscellaneous Expenditure**

Miscellaneous Expenditure are charged to the Profit and Loss Account as and when they are incurred.

q **Taxes on Income and Fringe Benefit Tax**

Provision for Income Tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprises of Current Tax, Fringe Benefit tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income Tax payable/recoverable in respect of the taxable income/loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of assets.

r **Government Grants**

Subsidies granted by Government for providing telecom services are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

s **Provision, Contingent Liabilities and Contingent Assets**

Provisions, involving substantial degree of estimation in measurement, are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the Notes on Accounts. Contingent Assets are neither recognised nor disclosed in the financial statements.

t **Earning Per Share**

In determining earning per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordianry/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date.

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date

1 Prior to the Scheme (as referred in Note 4 below) being effective, the Company held less than fifty percent of the equity shares of each of its key investee companies viz. Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL") and Reliance Telecom Limited ("RTL") and did not have any subsidiary. Consequently the Company was not required to prepare the consolidated financial statements for the previous period. Accordingly corresponding previous period figures are not forming part of these consolidated financial statements.

2 As an integral part of the Scheme as referred in Note 4 below, RIC and its Subsidiaries, RCIL, RTL and FLAG Telecom Group Limited became subsidiaries of the Company with effect from the appointed date 1st January 2006. RIC merged with the Company under the Scheme with effect from 31st March, 2006. However, the accounts of the RCIL, RTL and Other Subsidiaries, Companies controlled, that is, Companies over which the Company exercises control over ownership and voting power (hereinafter collectively referred to as "Subsidiaries"), are consolidated in these audited financial statements from 1st January, 2006.

3 Consequent to fresh Certificates of Incorporation dated 7th June, 2006, received from the Registrar of Companies Maharashtra, Mumbai, name of the Company has been changed from Reliance Communication Ventures Limited to Reliance Communications Limited.

4 In terms of the Scheme of Amalgamation and Arrangement ("the Scheme") under sections 391 to 394 of the Companies Act, 1956 sanctioned by order dated 21st July 2006 and dated 10th August 2006 (revised) of Hon'ble High Court of Judicature at Bombay, and the order dated 18th July 2006 of the Hon'ble High Court of Gujarat, with effective date 12th September 2006,

a) Ambani Enterprises Private Limited ("AEPL"), Reliance Business Management Private Limited ("RBMPL"), Formax Commercial Private Limited ("FORMAX"), Reliance Communications Technologies Limited ("RCTL"), Reliance Software Solutions Private Limited ("RSSPL"), Reliance Communications Solutions Private Limited ("RCSPL"), hereinafter referred as "Transferor Companies", whose core activity is holding group company shares, have been amalgamated with the Company from the appointed date 1st January 2006, and

b) Panther Consultants Private Limited (herein after referred as "PCPL" or " Transferor Companies"), whose core activity is holding group company shares, have been amalgamated with the Company from the appointed date 1st March,2006, and

c) Reliance Infocomm Limited, whose core acitivity is provision of Telecommunication services, have been merged with the Company from the appointed date 31st March, 2006 and

d) Network division of Reliance Communications Infrastructure Limited ("RCIL") having telecom infrastructure, has been demerged to the Company from the appointed date 31st March, 2006. Consequently, with effect from 31st March 2006, the Indefeasible Use of Connectivity (IRC) agreement between RIC and RCIL has been terminated.

e) In accordance with the said Scheme and as per the Hon'ble High Courts' approvals :

i) The assets, properties, liabilities, rights and obligations of :

- AEPL, RBMPL, FORMAX, RCTL, RSSPL, RCSPL have been vested in the Company with effect from 1st January 2006,
- PCPL has been vested in the Company with effect from 1st March 2006,
- RIC have been vested in the Company with effect from 31st March 2006,
- The Network Division of RCIL has been vested in the Company with effect from 31st March 2006, and have been recorded in accordance with the provisions of the Scheme as follows:

ii) All the assets recorded in the books of Transferor Companies and the Network Division of RCIL is recorded by the Company at their respective fair values and all the liabilities recorded in the books of Transferor companies are recorded by the Company at their respective book values as appearing in the books of Transferor companies. Rs. 9,239.77 crore representing the Investments in equity shares of RIC held by the Company, prior to amalgamation is written off through the Profit and Loss Account of the Company and an equivalent amount has been drawn from General Reserve - I arising on and pursuant to Demerger of " Telecommunication Undertaking" of Reliance Industries Limited into the Company

iii) The Company has issued and allotted 55,63,29,165 equity shares of Rs. 5/- each fully paid up to the equity shareholders of AEPL and 26,51,55,403 equity shares of Rs. 5/- each fully paid up to the equity shareholders of PCPL. The same is recorded as Share Capital in the books of the Company. Upon the said allotment, the paid up equity Share Capital of the Company has increased to Rs. 1,022.31 crore divided into 204,46,14,990 equity shares of Rs. 5/- each fully paid up.

iv) The Excess of Fair value of Assets of Rs. 23,207.60 crore over the loan liabilities of Rs. 7,953.61 crore and consideration paid in the form of allotment of Equity shares of value Rs. 410.74 crore being Rs. 14,843.25 crore has been dealt with as under:

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd...)

Rs. 3,000.00 crore is credited to and held as Provision for Business Restructuring to meet the increased depreciation, cost, expenses and losses including on account of impairment or write down of assets which may be suffered by the Company, pursuant to the Scheme or otherwise in course of its business or in carrying out such restructuring of operations of the Company or its Subsidiaries. During the period ended 31st March 2007 additional depreciation on fair valuation of assets of Rs. 660.52 crore and Expenses relating to the Scheme of Rs. 28.53 crore have been adjusted against the aforesaid provision.

Rs. 9,030.63 crore, representing Securities Premium shown in the books of RIC, attributable to RIC shares other than those being cancelled under the Scheme has been credited to Securities Premium Account.

The balance of excess of Rs. 2,812.62 crore as above is shown under General Reserve-II Account.

Had the Scheme not prescribed this treatment , an amount of Rs. 14,843.25 crore would have been credited to Capital Reserve as required by the Purchase Method prescribed by Accounting Standard 14 on Accounting for Amalgamation issued by The Institute of Chartered Accountants of India.

During the period an amount of Rs. 326.84 crore, being the Profit for the period from 1st January 2006 to 31st March 2006 in Reliance infocomm Limited, which is a part of the aforesaid excess credited to General Reserve of Rs. 2812.62 crore is shown as part of Profit and Loss Account. Accordingly an amount of Rs.186.73 crore (being the aforesaid Rs. 326.84 crore less intercompany adjustments of Rs. 140.11 crore) is tranferred to General Reserve from Profit and Loss Account

v) The Book value of the Equity Shares and Preference Shares held by RCIL in RIC as on the Appointed date, being 1st January 2006 amounting to Rs. 2,960.67 crore was cancelled and debited to the Securities Premium account of RCIL. Accordingly the balance of Rs. 31.95 crore in the Premium receivable on Preference Shares in the books of RCIL as on the said date was transferred to the Profit and Loss Account.

vi) The Book Value of the Equity shares held by RCIL in RCTL, RCSPL, RSSPL, as on the Appointed date, being 1st January 2006 amounting to Rs. 0.15 crore was debited to the Profit and Loss account of RCIL.

vii) The debit balance in the Profit and Loss account of RCIL as on 31st March 2006 amounting to Rs. 1,521.33 crore was adjusted against the balance in Securities Premium Account.

5 In terms of the Scheme of Arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited ('RIL'), the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December, 2005 and the same has been filed with Registrar of Companies on 21st December 2005 and the appointed date as per the Scheme is 1st September 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to Telecommunication Undertaking of RIL are transferred and vested in the Company on a going concern basis.

b. In Consideration of the demerger, the Company issued and allotted 122,31,30,422 Equity shares amounting to Rs. 611.57 crore to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10/- each fully paid up held by the shareholders of RIL

c. Excess of net assets so recorded, over the amount of share capital issued amounting to Rs. 14,777.77 crore is recognised in these financial statements, and as stipulated in the Scheme, is disclosed as a reserve with the nomenclature 'General Reserve No. I'

Pursuant to the demerger as explained above investment of Rs. 2,331 crore in Reliance Communications Infrastructure Limited ('RCIL') and Rs. 57 crore in Reliance Telecom Limited ('RTL') vested with the Company.

The Company has computed goodwill arising on consolidation using step up method based on date of original investment by RIL prior to demerger instead of considering the date of demerger as the date of investment in absence of specific guidelines in AS-21 in a demerger scenario.

The Company has accordingly accounted for the Goodwill arising on consolidation at Rs. 2658.75 crore, which is determined on 1st January, 2006 after adjusting Rs. 1171.56 crore of Capital Reserve arising out of consolidation.

6 Consolidation

(a) The following companies which have become subsidiaries as per the scheme, are consolidated in the Consolidated Financial Statements.@

	Name of the subsidiary		Country of Incorporation	Proportion of ownership interest
1	Gateway Systems (India) Limited	'A'	India	100%
2	Reliance Communications Investment & Leasing Limited		India	100%
3	Reliance Infoinvestments Limited	'B'	India	100%
4	Netizen Rajasthan Limited		India	100%
5	Reliance Infocomm Solutions Limited		India	100%
6	Netizen Gujarat Limited		India	100%
7	Reliance Webstores Limited		India	100%
8	Reliance Gateway Net Limited	"C'	India	100%
9	Reliance National Communications Limited		India	60%
10	Reliance Globalcom Limited		India	80.6%
11	Reliance Infocom BV	"D'	Netherlands	100%
12	Reliance Infocom Inc.		USA	100%
13	Reliance Communications Inc.		USA	100%
14	Reliance Communications International Inc.		USA	100%
15	Reliance Communications Canada Inc.		Canada	100%
16	Reliance Netway Inc.		USA	100%
17	Reliance Communications (U.K.) Limited		United Kingdom	100%
18	Reliance Communications (Hongkong) Limited		Hongkong	100%
19	FLAG Telecom Group Limited	'E'	Bermuda	100%
20	FLAG Telecom Belgium Network SA		Belgium	100%
21	FLAG Pacific Holdings Limited		Bermuda	100%
22	FLAG Telecom Development Limited		Bermuda	100%
23	FLAG Telecom Group Services Limited		Bermuda	100%
24	FLAG Pacific Limited		Bermuda	100%
25	FLAGWEB Limited		Bermuda	100%
26	FLAG Telecom USA Limited		USA	100%
27	FLAG Telecom Network USA Limited		USA	100%
28	FLAG Telecom Development Services Company LLC		Egypt	100%
29	FLAG Atlantic France SAS		France	100%
30	FLAG Telecom France Services Eurl		France	100%
31	FLAG Telecom France Network SAS		France	100%
32	FLAG Telecom Deutschland GmbH		Germany	100%
33	FLAG Telecom Hellas AE		Greece	100%
34	FLAG Telecom Asia Limited		Hong Kong	100%
35	FLAG Access India Private Limited		India	100%

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd...)

	Name of the subsidiary		Country of Incorporation	Proportion of ownership interest
36	FLAG Telecom Ireland Network Limited		Ireland	100%
37	FLAG Telecom Network Services Limited		Ireland	100%
38	FLAG Telecom Ireland Limited		Ireland	100%
39	FLAG Telecom Servizi Italia SpA		Italy	100%
40	FLAG Telecom Japan Limited		Japan	100%
41	FLAG Telecom Korea Limited		Korea	100%
42	FLAG Telecom Singapore Pte. Limited		Singapore	100%
43	FLAG Telecom Espana SA		Spain	100%
44	FLAG Telecom Espana Network SAU		Spain	100%
45	FLAG Telecom Taiwan Services Limited		Taiwan	100%
46	FLAG Telecom Taiwan Limited		Taiwan	60%
47	FLAG Telecom Netherland BV		Netherlands	100%
48	FLAG Telecom Netherland Network BV		Netherlands	100%
49	FLAG Atlantic UK Limited		United Kingdom	100%
50	FLAG Telecom Limited		United Kingdom	100%
51	Reliable Internet Services Limited		India	100%
52	Reliance Infocomm Infrastructure Private Limited		India	100%
53	Reliance Communications Infrastructure Limited	"F"	India	100%
54	Reliance Telecom Infrastructure Limited $		India	99%
55	Reliance Mobile Limited		India	100%
56	Matrix Innovations Limited		India	100%
57	Synergy Entrepreneur Solutions Limited		India	100%
58	Reliance Telecom Limited	'G'	India	100%
59	Reliance Telephones Limited		India	100%
60	Campion Properties Limited		India	99.97%

(b) The Company also consolidates the following companies as it exercises control over ownership and voting power/Composition of Board of Directors

Sl. No.	Name of the company	Country of Incorporation	Proportion of ownership interest
1	Seoul Telnet Inc.	Korea	49%
2	FLAG Holdings (Taiwan) Limited	Taiwan	50%
3	Netizen Maharashtra Private Limited	India	100%
4	Netizen Madhya Pradesh Private Limited	India	100%
5	Netizen West Bengal Private Limited	India	100%

(c) The associate companies, considered in the consolidated financial statements are :

Name of the company	Country of Incorporation	Proportion of ownership interest
Warf Telecom International Private Limited	Maldives	20%

(d) The following subsidiaries were incorporated during the period @@

Sl. No.	Name of the company	Country of Incorporation	Proportion of ownership interest
1	Gateway Net Trading Pte Limited	Singapore	100%
2	Reliance Communications (Singapore) Pte. Limited	Singapore	100%
3	Reliance Communications (New Zealand) Pte Limited	New Zealand	100%
4	Reliance Communications (Australia) Pty Limited	Australia	100%
5	RCOM Malaysia SDN.BHD.	Malaysia	100%

(e) The following subsidiaries /companies controlled were disposed off during the period $$

Sl. No.	Name of the company	Country of Incorporation	Proportion of ownership interest
1	Reliance Communication Haryana Private Limited	India	100%
2	Parikrama Commercial Private Limited	India	100%
3	Karma Commercial Private Limited	India	100%
4	Gurukul Commercial Private Limited	India	100%
5	Reliance Communication Maharashtra Private Limited	India	100%
6	Reliance Communication Himachal Pradesh Private Limited	India	100%
7	Reliance Communication West Bengal Private Limited	India	100%
9	Reliance Communication Delhi Private Limited	India	100%
10	Reliance Communication Tamil Nadu Private Limited	India	100%
11	Reliance Communication Jammu and Kashmir Private Limited	India	100%
12	Reliance Infosoft Private Limited	India	100%
13	NIS Sparta Limited	India	91.75%
14	Reliance Digital World Limited	India	100%
15	Paradox Studios Limited.	India	100%

** Since Merged with Synergy Entrepereneur Solutions Private Limited, a subdiairy of the Company with effect from appointed date 1st April, 2005.

$ With effect from 30th March, 2007, Reliance Next Generation Technology Private Limited was merged with Reliance Telecom Infrastructure Limited.

'A' - Holding Company of company listed in serial number 2 of 6 (a) above

'B' - Holding Company of company listed in serial number 4 of 6 (a) above

'C' - Holding Company of company listed in serial number 11 & 19 of 6 (a) above

'D' - Holding Company of companies listed in 6 (a) serial number 12 to 18 and 6 (d) serial number 2 to 5, above

'E' - Holding Company of companies listed in 6 (a) serial number 20 to 50 above

'F' - Holding Company of companies listed in 6 (a)serial number 54 to 57 above

'G' - Holding Company of company listed in 6 (a) serial number 59 above

$$ Refer Note 10 (iv)

7 (i) The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US$ 50 crore on 9th May, 2006 having maturity period of 5 years and 1 day. Each FCCB is convertible into equity shares of the Company at the price of Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on 21st March, 2006. In the event the FCCB are fully converted into equity, the equity share capital of the Company would increase by approximately 4.62 crore equity shares of Rs. 5 each. The premium payable on redemption of Rs. 91.39 crore and issue expenses of Rs. 11.24 crore is charged to the Securities Premium Account.

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd...)

On and at any time after 9th May, 2009 and on and prior to the Maturity Date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the bonds in whole and not in part at their Early Redemption Amount, provided that no such redemption may be made unless the Aggregate Value (as defined in the terms and conditions) on each Trading Day during a period of not less than 30 consecutive Trading Day, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption Amount.

(ii) The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US$ 100 crore on 28th February, 2007 having maturity period of 5 years and 1 day. Each FCCB is convertible into equity shares of the Company at the price of Rs. 661.23 per share, representing a premium of 28% to the closing price of the shares on 5th February, 2007. In the event of the FCCB is fully converted into equity, the equity share capital of the Company would increase by approximately 6.67 crore equity shares of Rs. 5 each. The premium payable on redemption of Rs. 18.51 crore and issue expenses of Rs. 24.42 crore as on 31st March, 2007 is charged to Securities Premium Account.

On and at any time after 28th February, 2010 and on and prior to the Maturity Date, the Company may, subject to certain terms and conditions as per the offering memorandum, having given not less than 30 days nor more than 60 days notice to the Bondholders, redeem the bonds in whole and not in part at their Early Redemption Amount, provided that no such redemption may be made unless the Aggregate Value (as defined in the terms and conditions) on each Trading Day during a period of not less than 30 consecutive Trading Day, ending not earlier than 14 days prior to the date uponwhich notice of such redemption is given, was at least 130 percent of the Early Redemption Amount.

(iii) Rs. 1343 crore out of the proceeds of the above bonds have been used for capital expenditure in the Company's operations. Pending utilisation the balance Rs. 5142 crore has been kept in bank deposits through a wholly owned subsidiary.

(iv) Unsecured loan includes Rs. 109.90 crore being premium on redemption of Foreign Currency Convertible Bonds, raised during the current period.

8 Details of Project Development Expenditure (included under Capital Work-in-Progress) :

		(Rs. in crore) Fifteen months ended 31st March, 2007
Opening balance on 1st January, 2006 as per Unconsolidated financials of the Subsidiaries as per Scheme of Amalgamation and Arrangement		537.17
Add:		
Project Development Expenditure Transferred from Profit & Loss account	189.12	
Interest:		
Term Loans	59.90	
Others	0.06	
Amortisation of Discount	19.25	
		268.33
		805.50
Less :		
Capitalised during the period	503.84	
Sale of Scrap	2.46	506.30
Closing balance as on 31st March, 2007		299.20

Borrowing cost capitalised during the period Rs. 79.21 crore.

9 Reliance Infostreams Private Limited and Reliance Next Link Private Limited has given corporate guarantee in favour of the Security Trustee for the benefit of Export Import Bank of United States (US EXIM), US EXIM Guaranteed Lenders and Export Development Canada, guaranteeing the repayment of the Buyers' Credit Facility aggregating to US$ 44.58 crore (equivalent Rs. 1,938.07 crore) (Previous Period Nil) availed by the company and also created hypothecation on its movable assets to additionally secure the aforesaid facility.

10 **Exceptional Items**

The details of the Exceptional items made during the period are as follows:

(i) The Group has taken adequate steps for verification of customers and is already incurring reasonable amount while taking those subscribers on board on due compliance of the then norms for customer verification. Department of Telecommunication (DoT) has issued a directive for comprehensive address verifications of all customers. Accordingly, total amount of Rs. 30.24 crore for customer verification expenses has been provided as Exceptional Item.

(ii) Unsold inventories of telecom operations related items including refurbished handsets and claims aggregating to Rs. 78.46 crore.

(iii) The effect of the disposal of Subsidiaries/Companies controlled during the period is Rs. 0.62 crore.

11 **Provisions**

a. Provisions for Disputed claims and Others for Rs. 1,837.43 crore, consist of Provision for Disputed Claims of Rs. 1,813.53 crore and verification of customers of Rs. 23.90 crore. Out of the provision of Rs. 1837.43 crore, an amount of Rs. 1815.99 crore vested on account of scheme of Amalgamation and Arrangement.

During the period from 1st January, 2006 to 31st March, 2007, an amount of Rs. 19.78 crore relating to sales tax liability is reversed. An amount of Rs. 17.32 crore has been provided towards Interconnect Usage Charges (IUC). No Amount has been utilised out of the provision.

b. Provisions for asset retirement obligation made by a subsidiary of the Company in respect of undersea cables and equipments is Rs. 237.59 crore

The aforesaid provisions shall be utilised on settlement of the claims

c. Provision for Commission to Non executive directors during the period is Rs. 44 crore. The liablity against the said provision will be paid during the year 2007-08.

d. Also refer note number 7(iv)

12 **Contingent Liabilities**

		(Rs. in crore) As at 31st March, 2007
a.	Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	1 926.53
b.	Disputed Liabilities in Appeal	
	- Sales Tax / VAT	40.75
	- Entry Tax / Octroi	11.88
	- Excise / Service Tax	6.28
c.	Claims against the Company not acknowledged as debts	51.97

13 During the period the Company's subsidiaries, viz. Reliance Communications Infrastructure Limited (RCIL), Reliance Infocomm Infrastructure Private Limited (RIIPL) and Flag Telecom Group Limited (FTGL) based on the report by Valuers, have revalued tangible fixed assets by an amount of Rs. 797.53 crore, Rs. 1,007.92 crore and Rs. 1779.11 crore respectively. An equivalent amount has been credited to Revaluation Reserve Account in respective Company's accounts. Consequent to revaluation, for the year ended 31st March, 2007, there is an additional depreciation of Rs. 52.27 crore, Rs. 100.79 crore and Rs. 236.22 crore respectively in the books of RCIL, RIIPL and FTGL for the year and an equivalent amount has been withdrawn from Revaluation Reserve and credited to the Profit & Loss Account in their respective accounts. In Consolidated Accounts the revaluation reserve is taken into account for arriving at the Goodwill on Consolidation and accordingly depreciation and amortisation charged to Profit and Loss Account is net of Rs. 389.28 crore drawn from General Reserve-II. This has no impact on the profit for the period.

14 (i) In terms of the Scheme of Amalgamation ("Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by order dated 31st March, 2006 of the Hon'ble High Court of Bombay with effective date 27th June, 2006, order dated 15th December, 2006 of the Hon'ble Hight Court of Rajasthan with effective date 30th January 2007 and order dated 5th January, 2007 of the Hon'ble Court of Gauhati with effective date 12th January, 2007, with effect from the appointed date as per the Scheme being 1st April, 2005, wholly owned subsidiaries of the Company's Subsidiary Synergy Enterpreneur

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd...)

Solutions Limited (SESPL), namely, Synergy Infocomm Solutions Private Limited (SISPL), Assam Network Private Limited (ANPL) and Rajasthan Network Private Limited (RNPL) whose core activities are holding group company's shares, have been amalgamated with SESPL.

In accordance with the aforesaid Scheme and as per the Hon'ble High Court's approval:

a. All the assets and liabilties as appearing in the books of accounts of SISPL, ANPL and RNPL are recorded in the books of SESPL, at their book values and the excess of the net assets value of Rs. 8.34 crore is credited to General Reserve in SESPL. The investments in equity share capital of SISPL, ANPL and RNPL as appearing in the books of SESPL of Rs. 2.07 crore and intercompany balances of Rs. 68.31 crore were cancelled.

b. Had the Scheme not prescribed this treatment , an amount of Rs. 8.34 crore would have been credited to Capital Reserve as required by the Pooling of Interest Method prescribed by Accounting Standard (AS) 14 on Accounting for Amalgamation issued by the Institute of Chartered Accountants of India.

(ii) In terms of the Scheme of Amalgamation and Arrangement ("the Scheme") under section 391 to 394 of the Companies Act, 1956 sanctioned vide order dated 23rd March, 2007 of Hon'ble High Court of Bombay with effective date 30th March, 2007, Reliance Next Generation Technology Pvt. Ltd. (RNGTPL), "the Transferor Company" has been amalgamated with Reliance Telecom Infrastructure Limited (RTIL)

In accordance with the aforesaid Scheme and as per Hon'ble High Court's approval : a) All the assets and liabilities as appearing in the books of accounts of RNGTPL are recorded in the books of RTIL at their respective fair values and excess of the net assets value of Rs. 0.29 crore is credited to General Reserve in RTIL.

b) Had the Scheme not prescribed this treatment, an amount of Rs. 0.29 crore would have been credited to Capital Reserve as required by the Purchase Method prescribed by Accounting Standard (AS) 14 on Accounting for Amalgamation issued by the Institute of Chartered Accountants of India.

(iii) In terms of the Scheme of Amalgamation ("Scheme") under Section 391 to 394 of he Companies Act 1956 vide order dated 23rd April, 2007, honourable High Court of Bombay with effect from the appointed date 1st April, 2006, has approved the Amalgamation of wholly owned subsidiaries of the Company, Synergy Enterprises Solutions Private Limited (SESPL), and Reliance Infoinvestment Limited (RIIL) wih Reliance Communications Infrastructure Limited (RCL) a subsidiary of the Company. The Scheme will be effective when a copy of the order of the court is filed with the Registrar of Companies.

(iv) Reliable Internet Services Limited (RISL), a wholly on subsidiary of the Company, is proposed to be merged with Reliance Telecom Limited (RTL), another wholly owned subsidiary of the Company, in terms of a scheme of Arrangement under Section 391 - 394 of the Companies Act 1956, (Scheme) with effect from 1st April 2006 pursuant to which the business of RISL will be consolidated, with the business of RTL and a petition for sanction by the High Court of Judicature at Bombay has been filed. Pending approval of the Scheme from the High Court, no effect has been given of the Scheme in the financial statements.

(v) Reliable Internet Services Limited ("RISL"), a wholly owned subsidiary of the Company, is proposed to be merged with Reliance Telecom Limited (RTL) another wholly owned subsidiary of the Company, in terms of a scheme of Arrangement under Section 391-394 of the Companies Act, 1956, pursuant to which the business of RISL will be consolidated with the business of RTL and a petition for sanction by the High Court of Judicature of Bombay has been filed.

(vi) In terms of the Scheme of Arrangement ("Scheme") under Section 391 to 394 of the Companies Act, 1956 as approved by the High Court of judicature at Bombay vide order dated 16th March, 2007, (with effective date from 10th April 2007), the Company and Reliance Telecom Limited, 100% subsidiary of the Company shall transfer the passive infrastructure comprising Wireless and Broadcasting towers to Reliance Telecom Infrastructure Limited, also a significantly owned subsidiary of the Company. The Estimated amount of assets relating to passive infrastructure for the Company is Rs. 3924 crore and for Reliance Telecom Limited Rs. 820 crore

15 One of the main businesses of the Group is operating Mobile Telecom Network. The Group is not engaged in the business of trading in Handsets required for accessing the Mobile Telecom Network and consequently, Purchases and Sales of Handsets and accessories are not reflected as a Trading Activity. However, the Group is required to provide such Handsets and accessories to its customers as a part of the marketing activity related to the Mobile Telecom Network. The Group, therefore, provides such Handsets and accesssories after purchasing them, the provision normally, being at a discount to the Acquisition Price. The Net loss on provision of Handsets and accessories, including subsidies/commission given to Distributors and Dealers, amounting to Rs.159.50 crore is included as part of Selling Expenses.

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd.)

16 The Company and its subsidiaries RCIL, RTL, RISL, being in the business of Telecommunication Services, Broadband Network and Internet Services are eligible for deduction u/s 80IA (Tax holiday) of the Income tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, the same is not recognised in books of accounts as at 31st March, 2007 as per the Accounting Standards Interpretation (ASI) 3 read with Accounting Standard 22 issued by the Institute of Chartered Accountants of India.

Deferred Tax Liability **(Rs. in crore)**

The deferred tax liability relates to the Company's Subsidiaries and comprise of the following		As at 31st March, 2007
a Deferred Tax Liability		
Related to timing difference on depreciation on Fixed assets	19.32	
Related to timing difference on revenue recognition	1.16	20.48
b Deferred Tax Asset		
Related to Carried Forward Loss	17.11	
Disallowance under the Income Tax Act, 1961	0.77	17.88
Net Deferred Tax Liability		2.60

17 **Particulars of Derivative Instruments**

Particulars of Derivative Instruments acquired for hedging	No. of Instruments	Value	
		US$ crore	Rs. in crore
Principal Only Swap	26	24.33	1,057.76
Currency Swaps	20	72.40	3,147.05
Interest rate Swaps-FC	27	95.50	4,151.39
Interest rate Swaps-INR	63	96.43	4,192.00
Options	22	73.75	3,205.70
Structured Derivatives	2	7.45	323.94

No derivative instruments are for speculation purpose.

In respect of Foreign Exchange Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains/ losses are recognized on the settlement day or the reporting day, whichever is earlier at the rate prevailing on respective day. However, in the case of principal portion, gain is recognised only on settlement day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are USD 219.77 crore (equivalent Rs. 9554.01 crore)

The unamortised premium of Buyers credit to be recognised is Rs. 14.20 crore for one or more subsequent accounting periods.

18 **Leases**

i. **Finance Lease (As Lessee)**

a) Minimum Lease rentals outstanding as of 31st March, 2007 in respect of Fixed assets acquired on or after 1st April, 2001

(Rs. in crore)

Due	Gross Investment	Unearned Finance Income	Present Value of Minimum Lease Payments
Within one year	0.20	0.04	0.16
Later than one year and not later than five years	0.36	0.03	0.33
Later than five years	-	-	-
Total	**0.56**	**0.07**	**0.49**

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd...)

b) General description of the significant leasing arrangements is as mentioned below:

- The lease agreement is valid for a fixed non-cancellable period from the date of commencemen of rentals.
- Upon termination of the agreement the Company shall return the assets to the lessor
- In the event lessor's claim for depreciation is disallowed partly or fully in their tax assessment, the lease rentals will increase to the extent of depreciation disallowed to the lesser.

ii. **Operating Lease** (Rs. in crore)

Estimated future minimum payments under non cancellable operating leases

a.	Not later than one year	16.85
b.	Later than one year and not later than five years	52.93
c.	Later than five years	263.08

19 Earnings per Share:

		(Rs. crore) For the Fifteen months ended 31st March, 2007
	Basic and Diluted EPS	
a)	Profit / (Loss) attributable to Equity Shareholders (Rs crore.) (Numerator used for calculation)	3,530.82
b)	Weighted average number of Equity Shares used as denominator for calculating Basic EPS	2,010,232,201
c)	Profit / (Loss) attributable to Equity Shareholders (Rs. crore) (Numerator used for calculation of Diluted EPS)	3,421.60
d)	Weighted average number of Equity Shares used as denominator for calculating Diluted EPS	2,047,995,304
e)	Basic Earnings per Share of Rs. 5 each (in Rupees.)	17.56
f)	Diluted Earnings per Share of Rs. 5 each (in Rupees.)	16.71

20 The management is currently in the process of identifying enterprises which have provided goods and services to the group and which qualify under the definition of micro, medium and small enterprises under the Micro, Small and Medium Enterprises Development Act, 2006. Accordingly the disclosure in respect of the amount payable to such medium and small enterprises as at 31st March, 2007 has not been made in the financial statements. However, in view of the management, the impact of interest, if any, that may be payable in accordance with the provisions of the Act is not expected to be material.

21 As per the Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosure of transactions with the related parties as defined in the Accounting Standard are given below.

A **List of related party relationships:**

	Name of the Related Party	**Relationship**
(i)	Reliance Innoventures Private Limited (formerly Reliance Innoventures Limited)	Ultimate Holding Company
(ii)	AAA Communications Private Limited	Holding Company
(iii)	Reliance Capital Limited	Fellow Subsidiary
(iv)	Reliance General Insurance Company Limited	Fellow Subsidiary
(v)	Shri Anil D. Ambani	Person having control at any time during the period
(vi)	Shri Hasit Shukla	Key Management Personnel

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date

B Transactions during the period with related parties

(Rs. in crore)

		Fellow Subsidiaries	Key Management Personnel	Total
1	**Reliance Capital Limited**			
i.	**Debentures issued**			
	Balance as on 1st January, 2006	-		-
	As per the Company's Subsidiaries as on 1st January, 2006	1,364.82		1,364.82
	Add : Addition during the period	-		-
	Add : Discount accrued during the period	183.63		183.63
	Less : Repayment during the period	1,548.45		1,548.45
	Balance as on 31st March, 2007	-		-
ii.	**Unsecured loan**			
	Balance as on 1st January, 2006	-		-
	Add : Loan taken during the period	1,548.45		1,548.45
	Less : Repayment during the period	-		-
	Balance as on 31st March, 2007	1,548.45		1,548.45
iii.	**Lease liability**			
	Balance as on 1st January, 2006	-		-
	As per the Company's Subsidiaries as on 1st January, 2006	1.18		1.18
	Add : Liability on assets taken on lease during the period	-		-
	Less : Repayment during the period	1.18		1.18
	Balance as on 31st March, 2007	-		-
iv.	Amortisation of Discount	183.63		183.63
v.	Interest Expenses	4.20		4.20
vi.	Lease Rental Expenses	0.04		0.04
vii.	Rent, Rates & Taxes	4.41		4.41
2	**Reliance General Insurance Company Limited**			
i.	**Advances**			
	Balance as on 1st January, 2006	-		-
	Add : Advances made during the period	9.46		9.46
	Less : Repayment during the period	-		-
	Balance as on 31st March, 2007	9.46		9.46
ii.	General & Administration Expenses	2.83		2.83
3	**Key Managerial Personnel**			
	i) Shri Anil D. Ambani - Sitting fees		0.08	0.08
	ii) Shri Hasit Shukla - Remuneration		0.49	0.49

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd...)

C. The non-executive Directors are also proposed to be remunerated by way of commission not exceeding Rs. 44.00 crore for the year commencing 1st April, 2006 to 31st March, 2007 as may be decided by the Nomination/Remuneration Committee and the Board of Directors of the Company, including allocation to individual Directors.

22 **Performance Ratios**

a)	Total Income to total assets	0.31:1.00
b)	Operating Profit/Capital Employed (%)	9.35
c)	Return on Networth (%)	15.40
d)	Profit After Tax/Income (%)	20.22

23 **Consolidated Segment Information:**

The Company has identified five reportable primary segments viz. Wireless, Broadband, Global, Investment and Others. Segments have been identified and reported taking into account nature of services provided, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to the enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable"

b) Segment assets and liabilities represent assets and liabilities in respective segments. Tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountants of India, the Company has reported segment information on consolidated basis including businesses conducted through its subsidiaries and companies controlled by the Company

(i) Primary Segment Information (Rs. in crore)

Particulars	Wireless	Broadband	Global	Investment	Others	Unallocable	Eliminations	Total
Segment Revenue								
External Revenue	12,472.53	802.58	3,775.92	130.18	259.04	-	-	17,440.25
Inter Segment Revenue	345.90	510.40	3,274.87	-	159.53	-	(4,290.70)	-
Net Revenue	12,818.43	1,312.98	7,050.79	130.18	418.57	-	(4,290.70)	17,440.25
Segment Result before Exceptional items, Interest & taxes	2,737.21	349.90	861.61	111.13	(351.00)	64.68	(0.00)	3,773.53
Less: Finance Expense						864.48		864.48
Add : Finance Income (Including Net Foreign Currency Exchange Fluctuation Loss/(gain)						799.80		799.80
Segment Result before exceptional and non recurring items & taxes	2,737.21	349.90	861.61	111.13	(351.00)	-	(0.00)	3,708.85
Less:Provisions, Exceptional and Non Recurring items						109.32		109.32
Less: Provision for Taxation						73.10		73.10
Segment Result after Tax	2,737.21	349.90	861.61	111.13	(351.00)	(182.42)	(0.00)	3,526.43

Notes on Accounts to Abridged Consolidated Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the fifteen months period ended on that date (Contd...)

(Rs. in crore)

Particulars	Wireless	Broadband	Global	Investment	Others	Unallocable	Eliminations	Total
Other Information								
Segment Assets	20,032.50	3,490.14	11,764.19	14,494.94	2,245.65	27,031.74	(22,533.73)	56,525.43
Segment Liabilities	4,386.33	460.31	6,079.54	0.23	128.34	18,115.52	(13,019.43)	16,150.84
Capital Expenditure	3,719.87	795.00	1,727.08	146.03				6,387.98
Depreciation	2,035.25	188.64	635.66	-	216.95	0.33	(157.55)	2,919.28

The reportable primary segments are further described below:

- The Wireless segment includes wireless operations of the Company, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Reliable Internet Services Limited.
- The Broadband segment includes broadband operations of the Company, Reliance Communications Infrastructure Limited and Gateway Systems (India) Limited.
- The Global segment include National Long Distance and International Long Distance operations of the Company and the operations of its subsidiaries viz FLAG Telecom Group Limited and its subsidiaries and Reliance Infocom BV and its subsidiaries.
- The Investment Segment includes investment activities of Group Companies, Reliance Infoinvestments Limited, Reliance Communications Infrastructure Limited, Reliance Globalcom Limited, Reliance Webstores Limited, Synergy Entrepreneur Solutions Limited, Reliance Infocomm Infrastructure Private Limited and Gateway Systems (India) Limited.
- The businesses, which were not reportable segments during the period, have been grouped under the "Others" segment. This mainly comprises of customer care activities of Reliance Webstores Limited.

(ii) Secondary Segments Information

The Secondary Segments relates to geographical segments viz. Operations Within India and Outside India.

Rs. in crore

		Within India	Outside India	Total
1.	Segment Revenue - External Turnover	14389.25	3051.00	17440.25
2.	Segment Assets	49463.23	7062.20	56525.43
3.	Segment Liability	10978.03	5172.81	16150.84
4.	Segment - Capital expenditure	4750.98	1637.00	6387.98

The reportable secondary segments are further described below:

- The "Outside India" segment includes the operations of the company's subsidiaries, viz. FLAG Telecom Group Limited and its subsidiaries, Reliance Infocom BV and its subsidiaries and Gateway Net Trading Pte Limited
- The "Within India" segment includes the operation of the Company and its subsidiaries in India.

Consolidated Cash Flow Statement for the period ended 31st March, 2007

		(Rs. in crore)
		For Fifteen Months ended 31st March, 2007
A CASH FLOW FROM OPERATING ACTIVITIES:		
Net Profit / (Loss) before tax as per Profit and Loss Account		3,599.53
Adjusted for:		
Provision for Doubtful Debts, Loans and Advances	112.46	
Amortisation of Intangibles & Depreciation	2 919.28	
Exceptional and Non Recurring items	109.32	
Unrealised Exchange Differences - Net	(148.27)	
Loss on Sale of Assets- Net	5.38	
Profit on Sale of Investments	(115.62)	
Financial Expenses	864.48	
Financial Income	(715.76)	
		3 031.27
Operating Profit before Working Capital Changes		6 630.80
Adjusted for:		
Receivables and other Advances	3,474.88	
Inventories	(156.48)	
Trade Payables	3 022.53	
		6 340.93
Cash Generated from Operations		12 971.73
Tax Paid		(115.29)
Net Cash from Operating Activities		12 856.44
B CASH FLOW FROM INVESTING ACTIVITIES:		
Additions to Fixed Assets		(5 250.90)
Sale of Fixed Assets		2.11
Purchase of Investments		(52 758.37)
Sale of Investments		47 314.74
Financial Income		655.01
Net Cash Used in Investing Activities		(10 037.41)
C CASH FLOW FROM FINANCING ACTIVITIES:		
Net Proceeds from Short term Borrowings		2 629.40
Proceeds from Long Term Borrowings		9 010.49
Repayment of Long Term Borrowings		(9 152.14)
Financial Charges		(653.51)
Net cash from financing activities		1 834.24

Consolidated Cash Flow Statement for the period ended 31st March, 2007

		(Rs. in crore) For Fifteen Months ended 31st March, 2007
Net Increase / (Decrease) in Cash and Cash Equivalents		4 653.27
Opening Balance of Cash and Cash Equivalents	0.05	
Cash and Cash Equivalents of the subsidiaries acquired as per the Scheme of Amalagamation and Arrangement.	2551.70	2 551.75
Effect of Exchange (Loss)/Gain on Cash and Cash Equivalents		(4.38)
Closing Balance of Cash and Cash Equivalents		7 200.64

Note:-

Cash and Cash Equivalent includes cash on hand / cheques on hand and bank balance including Fixed Deposits with banks

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No. 45882

For BSR & Co
Chartered Accountants

Natrajan Ramakrishna
Partner
Membership No. 32815

Mumbai
30th April, 2007

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Directors	**J. Ramachandran** **S. P. Talwar** **Deepak Shourie**
Company Secretary & Manager	**Hasit Shukla**

Reliance Communications Limited

Shareholder Satisfaction Survey 2007

We have been constantly endeavouring to extend the best possible services to our shareowners and we seek your feedback on the same. Kindly, therefore, return this response form duly filled in to our R & T agents, Karvy Computershare Private Limited.

It is indeed our privilege to have you as our shareowner and to continue to receive your trust and confidence.

To,
Karvy Computershare Private Limited
Unit : Reliance Communications Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Reg : **Shareholder Satisfaction Survey-2007-Response Form**

Name of Sole/First holder :______________________________

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Kindly rate our services in following areas

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1.	Responses to queries/complaints	☐	☐	☐
2.	Your overall rating of our investor service	☐	☐	☐
3.	Presentation of information on Company's website www.reliancecommunications.co.in/www.rcovl.com	☐	☐	☐
4.	Quality and contents of Annual Report 2006-07	☐	☐	☐

5. Do you have any grievance which has not been addressed so far :☐ Yes ☐ No
   If yes, please furnish details in brief

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6. Your suggestions and comments for improvement in our services

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Date

Signature of member

cut here

center fold

center fold

Business Reply Inland Letter Card

Postage will be paid by the Addressee

BRP No. HDC/B-447
Cyberabad Post Office
Hyderabad 500 081

No postage stamp necessary if posted in INDIA

To,

Karvy Computershare Private Limited
Unit: Reliance Communications Limited
Plot No. 17-24, Vittal Rao Nagar,
Madhapur
Hyderabad - 500 081

Fold

ATTENDANCE SLIP

Reliance Communications Limited

Registered Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional attendance slip at the venue.

DP. Id*			Folio No.	
Client Id*			No. of Shares held	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the 3rd **ANNUAL GENERAL MEETING** of the Company held on Tuesday, 17th July, 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Signature of the shareholder or proxy

*Applicable for investors holding shares in electronic form.

.... TEAR HERE ....

PROXY FORM

Reliance Communications Limited

Registered Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

DP. Id*			Folio No.	
Client Id*			No. of Shares held	

I/We .... of
.... in the district of .... being a member/members of
Reliance Communications Limited hereby appoint .... of
.... district of ....
or failing him/her .... of ....
in the district of .... as my/our proxy to vote for me/us and on my/our behalf at the 3rd **ANNUAL GENERAL MEETING** of the Company to be held on Tuesday, 17th July, 2007 at 11.00 a.m. or at any adjournment thereof.

Affix Re. 1/- revenue stamp

Signed this.............................. day of .... 2007.

*** Applicable for investors holding shares in electronic form.**

NOTES: 1. The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

2. Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional proxy forms on request.

<u>Book Post</u>

To

If undelivered please return to :

Karvy Computershare Private Limited
Unit: Reliance Communications Limited
Plot No.17-24, Vittal Rao Nagar,
Madhapur, Hyderabad 500 081
Tel. : 91-040 - 2342 0815 - 25
Fax : 91-040 - 2342 0859
Email: praveendmr@karvy.com
Website: www.reliancecommunications.co.in/
www.rcovl.com

END